Quantum

BE CERTAIN

Fiscal 2013

Proxy Statement | Annual Report

To Our Stockholders:

Businesses and other organizations are storing more and more data for longer periods of time, with greater focus on the value that data can provide. As a result, data management, protection and retention continue to rank among the top priorities for IT professionals. Over the last several years, a growing number of customers have adopted technologies such as data deduplication, virtualization, cloud storage and, most recently, object storage to address the increased demands. However, many offerings fall short, requiring customers to make difficult tradeoffs among important features due to cost or not being well-suited to their specific environments and needs.

At Quantum we deliver a wide range of data protection and big data management solutions that reflect our proven expertise in helping customers meet their individual storage challenges without having to compromise. This includes: aligning data access needs and storage costs with the value of the data throughout its entire lifecycle; making it easy to take advantage of new technologies and still leverage prior investments; and enabling storage infrastructures to scale way beyond what has previously been possible while significantly reducing overall costs.

We began Fiscal 2013 (FY13) expecting to grow our overall revenue, driven by increased disk systems and software sales while tape revenue stayed roughly flat. However, the overall storage market under-performed during the year, and the tape market was especially hard hit. Because we had increased spending in the first half of FY13 to drive growth in disk systems and software, the unexpected, large decline in tape revenue had a significant impact on our profitability. We then took action to reduce spending in the second half of the year and greatly improved our results.

Although we did not achieve our goal of overall revenue growth for the year, we had a number of accomplishments, including the following:

- We generated record annual disk systems and software revenue of $152 million, up 11 percent over the prior year.*
- Full-year DXi® revenue reached a new high, driven by record midrange revenue.*
- We had record annual StorNext® revenue, with the largest contribution from StorNext appliances to date.*
- Further strengthening our balance sheet, we refinanced our remaining ADIC acquisition debt of $50 million with convertible debt and amended our bank revolver to be free of financial covenants if we draw less than $45 million.
- Our cash balance at the end of FY13 was $72 million, the highest level in nearly two years.
- We acquired more than 550 new midrange and enterprise tape automation customers, more than 500 new DXi customers and more than 250 new StorNext customers.

We also continued our aggressive pace of new product introductions across both data protection and big data management during the year. These new products included:

- DXi6800 backup and deduplication appliances, which combine industry-leading performance, scalability and efficiency with unique "pay-as-you-grow" extensibility to deliver better overall value than any other competitive offering.
- Lattus™ next generation object storage solutions, providing distributed disk-based archives that are extremely scalable and cost-effective and allow storage of data forever on disk without interruption or migration.
- Four StorNext appliances – StorNext M660 and M440 metadata appliances, QX Storage and AEL 500 Mini Archive – further expanding the options we offer customers for integrated, end-to-end workflow solutions, including the large installed base of existing Apple Xsan users.
- Q-Cloud™ cloud backup and disaster recovery services, offering secure, flexible cloud storage for physical or virtual data from a single site or multiple locations and leveraging our deduplication technology for significant performance and cost advantages over other cloud solutions.
- Enhanced Quantum vmPRO™ virtualization software for data protection that provides pay-as-you-grow, capacity-based licensing and the ability to restore data in native format without the backup application.
- Scalar i6000 HD enterprise tape libraries, which offer best-in-class slot density and scalability – up to 75 petabytes of data – as well as high performance and availability.

Our product portfolio is now the strongest it's been since the Quantum-ADIC merger seven years ago, and in Fiscal 2014 (FY14) we will continue to use our technology expertise to deliver new products and solutions that create superior value for customers. We are excited about the market opportunity we see in both data protection and big data and expect to grow overall revenue, driven primarily by DXi and StorNext, including Lattus. The DXi6800, our DXi virtual appliances and a new low-end DXi offering we will be introducing position us well to sell more into our install base and add new customers. Our broad line of StorNext appliances allows us to go deeper into our core big data markets, reach into new market segments,

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* Includes related maintenance revenue.

increase the total deal size and give customers a better overall experience than we previously could just selling StorNext software. In addition, we see Lattus as a highly disruptive solution that can deliver tremendous customer benefits not only in big data environments but also for data protection use cases where backup and archive are converging. While we have taken a conservative view of the overall tape market for FY14, we remain focused on driving profit and cash flow by aggressively working to build on our market share leadership in open systems tape automation, continuing to integrate our tape and DXi solutions tightly using our Quantum Vision software, and incorporating new tape enhancements in our StorNext AEL offerings.

In this new fiscal year, we also have established dedicated sales teams for both data protection and big data to ensure clear focus in the different market segments we serve while leveraging our overall scale whenever we can. At the same time we are working on continuing to add new channel, OEM and strategic partners and on expanding the size and type of channel partners we add. To support all this, we will build on what we've done over the past year to drive greater end user awareness and demand.

In sum, we believe we are well-positioned to drive growth and generate cash and profit in FY14. There are substantial opportunities in the markets we serve; our product portfolio is a key strength in capitalizing on these opportunities; and we are continuing to improve our sales and go-to-market capabilities. In addition, as we pursue the market opportunities, we are taking a balanced approach between driving growth and operating profit, which is reflected in our financial plan for the year.

Thank you for your continued support.

Jon Gacek



"Safe Harbor" Statement: This letter contains "forward-looking" statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Specifically, but without limitation, statements relating to 1) Quantum's future partners, customers, market opportunities, go-to-market capabilities, growth and market share, 2) Quantum's future sales, revenue, profit and cash flow, 3) Quantum's product offerings as well as features and availability of such offerings and 4) customer benefits and value to customers from using Quantum's product offerings, are forward-looking statements within the meaning of the Safe Harbor. All forward-looking statements in this letter are based on information available to Quantum on the date hereof. These statements involve known and unknown risks, uncertainties and other factors that may cause Quantum's actual results to differ materially from those implied by the forward-looking statements. More detailed information about risk factors are set forth in Quantum's periodic filings with the Securities and Exchange Commission, including, but not limited to, those risks and uncertainties listed in the section entitled "Risk Factors," in Quantum's Annual Report on Form 10-K included with this letter. Quantum expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Quantum®

QUANTUM CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON
August 7, 2013

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Quantum Corporation (the "Company" or "Quantum"), a Delaware corporation, will be held on Wednesday, August 7, 2013 at 8:00 a.m., Pacific Daylight Time, at Quantum's corporate headquarters at 1650 Technology Drive, San Jose, CA 95110, for the following purposes:

1. To elect nine directors recommended by the Board to serve until the next Annual Meeting of Stockholders or until their successors are elected and duly qualified;
2. To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2014;
3. To adopt a resolution approving, on an advisory basis, the compensation of our named executive officers; and
4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Pursuant to rules promulgated by the Securities and Exchange Commission ("SEC"), we have elected to provide access to our proxy materials by notifying you of the availability of our proxy materials on the Internet. The accompanying proxy card will identify the website where the proxy materials will be made available; the date, time and location of the Annual Meeting; the proposals to be voted on at the Annual Meeting and the Board of Directors' recommendation with regard to such proposals; and a toll-free telephone number and website where stockholders can vote.

Only stockholders of record at the close of business on June 13, 2013 are entitled to notice of and to vote at the meeting and any adjournment or postponement thereof.

All stockholders are cordially invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to submit your proxy via the Internet or vote, sign, date and return the enclosed proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose. If you attend the meeting and vote in person, your vote by ballot will revoke any proxy previously submitted.

By Order of the Board of Directors,

Shawn Hall

Shawn D. Hall
Senior Vice President, General Counsel and Secretary

San Jose, California
June 24, 2013

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QUANTUM CORPORATION

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of Quantum Corporation (the "Company" or "Quantum") for use at the Annual Meeting of Stockholders to be held August 7, 2013 at 8:00 a.m., Pacific Daylight Time, or at any adjournment or postponement thereof (the "Annual Meeting" or "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Company's corporate headquarters at 1650 Technology Drive, San Jose, CA 95110. The Company's telephone number is 408-944-4000 and the Internet address for its website is http://www.quantum.com.

Pursuant to rules promulgated by the Securities and Exchange Commission ("SEC"), we have elected to provide access to our proxy materials by notifying you of the availability of our proxy materials on the Internet. The accompanying proxy card will identify the website where the proxy materials will be made available; the date, time and location of the Annual Meeting; the proposals to be voted on at the Annual Meeting and the Board of Directors' recommendation with regard to such proposals; and a toll-free telephone number and website where stockholders can vote. Our proxy materials are first being made available on or about June 24, 2013 to all stockholders entitled to vote at the Meeting.

Record Date; Outstanding Shares

Stockholders of record at the close of business on June 13, 2013 (the "Record Date") are entitled to notice of and to vote at the Meeting. At the Record Date, 243,404,806 shares of the Company's common stock, $0.01 par value (the "Common Stock"), were issued and outstanding. The closing price of the Common Stock on the Record Date, as reported by the New York Stock Exchange ("NYSE"), was $1.44 per share.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing a written notice of revocation bearing a later date than the proxy with the Secretary of the Company (currently Shawn D. Hall) at or before the taking of the vote at the Meeting, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of the Company at or before the taking of the vote at the Annual Meeting or (iii) attending the Meeting and voting in person (although attendance at the Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy must be delivered to the Secretary of the Company at or before the taking of the vote at the Meeting.

Voting and Solicitation

Each share of Common Stock has one vote, as provided in the Company's Amended and Restated Certificate of Incorporation. Accordingly, a total of 243,404,806 votes may be cast at the Meeting. Holders of Common Stock vote together as a single class on all matters covered by this Proxy Statement. For voting with respect to the election of directors, stockholders may cumulate their votes. Cumulative voting will allow you to allocate among the director nominees, as you see fit, the total number of votes equal to the number of director positions to be filled multiplied by the number of shares you hold. For example, if you own 100 shares of Common Stock, and there are nine directors to be elected at the Annual Meeting, you could allocate 900 "FOR" votes (nine times one hundred) among as few or as many of the nine nominees to be voted on at the Meeting as you choose. See "PROPOSAL ONE — ELECTION OF DIRECTORS — REQUIRED VOTE." You will need to indicate on your proxy card whether you intend to cumulate your votes.

In addition to using the accompanying proxy card, stockholders of record with Internet access may submit proxies by following the "Vote by Internet" instructions on their proxy cards. Most stockholders who hold shares beneficially in street name may vote by accessing the website specified on the voting instructions card provided by their broker, trustee or nominee.

The cost of soliciting proxies will be borne by the Company. The Company may also reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally or by telephone, email or otherwise.

Stockholder Proposals for Inclusion in the Company's Proxy Materials Pursuant to Rule 14a-8

You may submit proposals for consideration at future stockholder meetings. For a stockholder proposal to be considered for inclusion in the Company's proxy statement for the Annual Meeting to be held in 2014, the Secretary of the Company must receive the written proposal at the Company's principal executive offices no later than February 24, 2014. Such proposals must also comply with SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials and with the notice procedures set forth in the Company's Bylaws. Stockholders should contact the Secretary of the Company in writing at 1650 Technology Drive, Suite 700, San Jose CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

Stockholder Proposals Not Intended for Inclusion in the Company's Proxy Materials Pursuant to Rule 14a-8

Proposals Other than for Nominees to the Board of Directors

Proposals of stockholders of the Company which are to be presented at the Company's annual meeting of stockholders for the year ended March 31, 2014 may be made by a stockholder of the Company who is a stockholder at the time of submitting such proposal and at the time of the record date set for that meeting and who complies with the notice procedures set forth in the Company's Bylaws. Such proposals must be received by the Secretary of the Company not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which the Company first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for this year's Annual Meeting (see Section 2.4(i)(a) of the Company's Bylaws). The stockholder's submission must include the information specified in Section 2.4(i)(b) of the Company's Bylaws.

Proposals not meeting the requirements of the immediately preceding paragraph will be considered untimely and will not be entertained at the 2014 annual meeting. Stockholders should contact the Secretary of the Company in writing at 1650 Technology Drive, Suite 700, San Jose CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

As of the date of this Proxy Statement, the Company has not been notified by any stockholder of his or her intent to present a stockholder proposal from the floor at this year's Annual Meeting. The proxy card submitted with this Proxy Statement grants the proxy holders discretionary authority to vote on any matter (other than stockholder proposals relating to nominees to the Board of Directors) properly brought before the Annual Meeting or any adjournment or postponement of such Meeting.

Proposals for Nominees to the Board of Directors

Nominations of persons for election to the Board of Directors of the Company may be made by a stockholder of the Company who is a stockholder at the time of submitting such nomination and at the time of the record date set for that meeting and who complies with the notice procedures set forth in the Company's Bylaws. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Company. To be timely, a stockholder's notice must be received by the Secretary of the Company not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which the Company first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for this year's Annual Meeting (see Sections 2.4(i)(a) and (ii)(a) of the Company's Bylaws). The stockholder's submission must include the information specified in Section 2.4(ii)(b) of the Company's Bylaws.

Proposals for nominees to the Board not meeting the requirements of the immediately preceding paragraph will be considered untimely and will not be entertained at the 2014 annual meeting. Stockholders should contact the Secretary of the Company in writing at 1650 Technology Drive, Suite 700, San Jose CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

The Company has not been notified by any stockholder of his or her intent to present any stockholder proposals for nominees to the Board of Directors from the floor at this year's Annual Meeting.

Quorum; Abstentions; Broker Non-Votes

A majority of the shares of Common Stock issued and outstanding on the Record Date will constitute a quorum for the transaction of business at the Annual Meeting.

While there is no definite statutory or case law authority in Delaware as to the proper treatment of abstentions, the Company believes that abstentions should be counted for purposes of determining both (i) the presence or absence of a quorum for the transaction of business and (ii) the total number of shares entitled to vote at the Annual Meeting ("Votes Cast") with respect to a proposal (other than a proposal relating to the election of directors). In the absence of controlling precedent to the contrary, the Company intends to treat abstentions in this manner. **Accordingly, abstentions will have the same effect as a vote against the proposal other than a proposal relating to the election of directors.**

Broker non-votes (i.e., votes from shares held of record by brokers as to which the beneficial owners have given no voting instructions) will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but will not be counted for purposes of determining the number of Votes Cast with respect to the particular proposal on which the broker has expressly not voted. Accordingly, broker non-votes will not affect the outcome of the voting on a proposal that requires a majority of the Votes Cast. A broker non-vote will make a quorum more readily attainable, but the broker non-vote will not otherwise affect the outcome of the vote on a proposal. Under NYSE rules, brokers holding shares beneficially owned by their clients do not have the ability to cast votes with respect to the election of directors or executive compensation vote unless they have received instructions from the beneficial owner of the shares. **It is therefore important that you provide instructions to your broker if your shares are held by a broker so that your votes with respect to directors or executive compensation vote are counted.**

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's Section 16 officers, directors and persons who own more than ten percent (10%) of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC. Such executive officers, directors and greater than ten-percent stockholders are also required by SEC rules to furnish the Company with copies of all forms that they file pursuant to Section 16(a). Based solely on its review of the copies of such reports received by the Company and on written representations from certain reporting persons, the Company believes that all required filings were timely made during the fiscal year ended March 31, 2013 ("Fiscal 2013").

Householding

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to such stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. Quantum and some brokers household proxy materials unless contrary instructions have been received from one or more of the affected stockholders. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please so indicate by (i) contacting Broadridge Financial Solutions, Inc. ("Broadridge") by telephone at (800) 542-1061 (have your proxy card in hand when you call and then follow the instructions), or (ii) writing to Broadridge at Broadridge c/o Householding Department, 51 Mercedes Way, Edgewood, NY 11717, or (iii) contacting Quantum's Investor Relations Department by telephone at (408) 944-4450 if you are a registered stockholder and contacting your broker if you hold shares beneficially in street name.

PROPOSAL ONE
ELECTION OF DIRECTORS

Nominees

There are nine nominees for election to the Company's Board of Directors (the "Board") this year. Six of the nine nominees are currently serving on the Board. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below. Each nominee has consented to be named as a nominee in the Proxy Statement and to serve as a director if elected. In the event that additional persons are nominated at the time of the Annual Meeting, the proxy holders intend to vote all proxies received by them in such a manner as will ensure the election of as many of the nominees listed below as possible (or, if new nominees have been designated by the Board, in such a manner as to elect such nominees). In such event, the proxy holders will determine the manner in which to allocate the votes among the nominees. The Company is not aware of any reason that any nominee will be unable or will decline to serve as a director. The term of office of each person elected as a director will continue until the next annual meeting of stockholders or until a successor has been elected and qualified. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which he or she is or was to be selected as a director or officer of the Company, except as disclosed in our Current Report on Form 8-K filed with the SEC on May 14, 2013.

The Board's key roles include, but are not limited to: (i) the selection and evaluation of the Company's Chief Executive Officer ("CEO"), and overseeing CEO succession planning; (ii) advising the CEO and management on the Company's fundamental strategies; (iii) reviewing and approving the CEO's objectives; (iv) approving acquisitions, divestitures and other significant corporate actions; (v) advising the CEO on the performance of senior management, and significant organizational changes, including succession planning; and (vi) approving the annual operating financial plan.

The names of the nominees and certain information about them as of June 1, 2013, are set forth below.

Name of Nominee	Age	Director Since	Principal Occupation Since
Paul R. Auvil III*†	49	2007	Chief Financial Officer, Proofpoint, Inc. 2007
Philip Black	58	--	President and Chief Executive Officer, Nexsan Technologies, 2004
Michael A. Brown†	54	1995	Chairman of the Board of Line 6, Inc., 2005 Former Chairman of Quantum, 2003
Louis DiNardo	53	--	President and Chief Executive Officer, Exar Corporation, 2012
Jon W. Gacek	51	2011	President and Chief Executive Officer of Quantum, 2011
David A. Krall+	53	2011	Strategic Advisor, Roku, Inc., 2010 Strategic Advisor, Universal Audio, Inc., 2011
Gregg J. Powers	50	--	Chief Executive Officer, Private Capital Management, L.P., 2008 Chairman, Private Capital Management, L.P., 2009
David E. Roberson*	58	2011	Board Member, TransLattice, Inc. and RagingWire Enterprise Solutions, Inc., 2011
Jeffrey C. Smith+	41	2013	Chief Executive Officer and Chief Investment Officer, Starboard Value LP, 2011

* Member of the Audit Committee.

\+ Member of the Leadership and Compensation Committee.

† Member of the Corporate Governance and Nominating Committee.

Except as set forth below, each of the nominees has been engaged in his or her principal occupation described above during the past five years. There are no family relationships between any directors or executive officers of the Company.

Mr. Paul R. Auvil III has served as Chief Financial Officer of Proofpoint, Inc., a provider of messaging security solutions, since March 2007. Before Proofpoint, Mr. Auvil was an entrepreneur-in-residence for six months with Benchmark Capital, a venture capital firm, from October 2006 to March 2007. From August 2002 to July 2006, Mr. Auvil was Chief Financial Officer of VMware, Inc. Prior to joining VMware, Mr. Auvil served four years as Chief Financial Officer at Vitria Technology. Earlier in his career, he spent ten years at VLSI Technology, ultimately becoming vice president and general manager of the Internet and Secure Products Division. Mr. Auvil also serves on the board of Marin Software. Mr. Auvil is the Chairman of the Board and is a member of the Company's Corporate Governance and Nominating Committee and the Audit Committee.

We believe that Mr. Auvil possesses specific attributes that qualify him to serve as a member of the Board, including his executive experience and his financial and accounting expertise.

Mr. Philip Black has served as President and Chief Executive Officer of Nexsan Technologies since September 2004, a data storage solution company that was acquired by Imation Corp. on January 1, 2013. From January 2002 to July 2004, Mr. Black served as President and Chief Executive Officer as well as a director of LightSand Communications, a storage networking provider. Prior to joining LightSand, Mr. Black was the Chief Executive Officer of Box Hill/Dot Hill, a storage systems manufacturer, and was the founder, President and Chief Executive Officer of Tekelec Inc., a telecom equipment provider. Mr. Black served on the Board of Directors of Nexsan Technologies from September 2004 to December 2012 and previously served as a director for Simtek Corporation from September 2007 to September 2008. Additionally, Mr. Black served as Co-chair of SNIA's ILM and Data Protection Initiatives. We believe that Mr. Black possesses specific attributes that qualify him to serve as a member of the Board, including his industry knowledge and executive experience.

Mr. Michael A. Brown served as Chief Executive Officer of Quantum from September 1995 to September 2002 and as Chairman of Quantum's Board from May 1998 to July 2003. From 1993 to September 1995, he was President of the Company's desktop group, from 1992 to 1993 he was Chief Operating Officer responsible for the Company's hard disk drive business, and from 1984 to 1992 he held various marketing position with the Company. Mr. Brown also serves as Chairman of the board of directors of Line 6, Inc. and is on the boards of Symantec Corporation and Echo Nest, a privately-held music intelligence platform company. He previously served on the boards of Nektar Therapeutics from September 2002 to December 2009 and of Digital Impact from 1999 to April 2005. Mr. Brown is the Chair of the Company's Corporate Governance and Nominating Committee. We believe that Mr. Brown possesses specific attributes that qualify him to serve as a member of the Board, including the perspective and experience he brings as our former Chief Executive Officer, which brings historic knowledge, operational expertise and continuity to the Board, and his experience with joint ventures, manufacturing partnerships, marketing partnerships and managing customer relationships.

Mr. Louis DiNardo has served as the President and Chief Executive Officer of Exar Corporation, a provider of integrated circuits and solutions for data communication, networking, storage, consumer and industrial applications, since January 2012. From January 2008 through December 2011, he was a Partner at Crosslink Capital, a stage-independent venture capital and growth equity firm based in San Francisco and focused on semiconductor and alternative energy technology investment in private companies. Mr. DiNardo was a partner at VantagePoint Venture Partners from January 2007 through January 2008. Mr. DiNardo was President and Chief Operating Officer at Intersil Corporation from January 2006 through October 2006. Prior to his promotion, Mr. DiNardo held the position of Executive Vice President of the Power Management Business at Intersil. He held the position of President and Chief Executive Officer, as well as Co-Chairman of the Board of Directors at Xicor Corporation, a public company, from 2000 until Intersil acquired the company in July of 2004. Mr. DiNardo spent thirteen years at Linear Technology where he was Vice President of Worldwide Marketing and General Manager of the Mixed-Signal Business Unit. He began his career in the semiconductor industry at Analog Devices Incorporated where he served for eight years in a variety of technical and management roles. Mr. DiNardo currently serves on the Board of Directors of Exar Corporation. We believe that Mr. DiNardo possesses specific attributes that qualify him to serve as a member of the Board, including his executive and board experience.

Mr. Jon W. Gacek became President and Chief Executive Officer of Quantum and was also appointed to Quantum's Board of Directors in April 2011. He was the Company's President and Chief Operating Officer from January 2011 through March 2011. He joined Quantum as Executive Vice President and Chief Financial Officer in August 2006, upon Quantum's acquisition of Advanced Digital Information Corporation ("ADIC") and was promoted to Executive Vice President, Chief Financial Officer and Chief Operating Officer in June 2009. Previously, he served as the Chief Financial Officer at ADIC from 1999 to 2006 and also led Operations during his last three years at ADIC. Prior to ADIC, Mr. Gacek was an audit partner at PricewaterhouseCoopers LLP and led the Technology Practice in the firm's Seattle office. While at PricewaterhouseCoopers LLP, he assisted several private equity investment firms with a number of mergers, acquisitions, leveraged buyouts and other transactions. Mr. Gacek serves on the board of directors for Market Leader, Inc. and Power-One, Inc. We believe that Mr. Gacek possesses specific attributes that qualify him to serve as a member of the Board, including the perspective and experience he brings as our Chief Executive Officer, which brings operational expertise to the Board, and his financial and accounting expertise.

Mr. David Krall has served as a strategic advisor to Roku, Inc., a leading manufacturer of media players for streaming entertainment since December 2010, and Universal Audio, Inc., a manufacturer of audio hardware and software plug-ins since August 2011. From February 2010 through November 2010, he served as President and Chief Operating Officer of Roku. Prior to that, Mr. Krall spent two years as President and Chief Executive Officer of QSecure, Inc., a developer of secure credit cards based on micro-electro-mechanical-system technology from July 2008 until January 2010. From 1995 to July 2007, he held a variety of positions at Avid Technology, Inc., a leading provider of digital media creation tools for the media and entertainment industry. This included seven years as President and CEO. Earlier in his career, Mr. Krall worked in engineering and project management at several companies. He also currently serves on the board of directors for Universal Audio, Audinate Pty Ltd., and Progress Software Corp. Mr. Krall is the Chair of the Company's Leadership and Compensation Committee. We believe that Mr. Krall possesses specific attributes that qualify him to serve as a member of the Board, including his executive experience and his general strategic and operational experience.

Mr. Gregg Powers joined Private Capital Management LP. ("PCM"), a provider of equity portfolio management, in 1988 and during the mid-1990s became co-portfolio manager, credited with the primary underwriting of the firm's investments in technology, healthcare, and telecommunications. He was named President of PCM in 1999, Chief Executive Officer in 2008 and Chairman in 2009. As portfolio manager, Mr. Powers oversees all aspects of the investment of client portfolios. We believe that Mr. Powers possesses specific attributes that qualify him to serve as a member of the Board, including executive experience and industry knowledge.

Mr. David E. Roberson served as Senior Vice President within the Enterprise Servers, Storage and Networking Group for HP from May 2007 to May 2011, where he also was General Manager of the StorageWorks Division from May 2007 to October 2010. Prior to that, Mr. Roberson spent 26 years at Hitachi Data Systems, starting as corporate counsel and rising through the company to become President and CEO, a position he held from 2006 to May 2007. He also served as President and Chief Operating Officer from 2002 to 2006 and Chief Operating Officer from 2000 to 2002. Mr. Roberson began his technology career at Amdahl Corporation in 1980, following posts as adjunct professor at Golden Gate University School of Law and research director at Hastings College of Law. He also serves on the boards of RagingWire Enterprise Solutions, Inc. and TransLattice, Inc. Mr. Roberson is the Chair of the Company's Audit Committee. We believe that Mr. Roberson possesses specific attributes that qualify him to serve as a member of the Board, including his industry knowledge and executive experience.

Mr. Jeffrey C. Smith is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, a small cap company investment firm. Prior to co-founding Starboard in March 2011, Mr. Smith was a Partner Managing Director of Ramius LLC, a subsidiary of the Cowen Group, Inc., and the Chief Investment Officer of the Ramius Value and Opportunity Master Fund Ltd (currently the Starboard Value and Opportunity Fund). Mr. Smith was also a member of Cowen's Operating Committee and Cowen's Investment Committee. Before joining Ramius in 1998, Mr. Smith was Vice President of Strategic Development for the Fresh Juice Company, Inc. Mr. Smith began his career in the Mergers and Acquisitions department at Société Générale. He is currently a member of the Regis Corp. Board of Directors and has previously served on the Boards of Directors of other public companies including SurModics, Inc., Zoran Corp., Phoenix Technologies Ltd. (chairman), Actel Corp., Kensey Nash Corp., S1 Corp., and The Fresh Juice Company, Inc. Mr. Smith is a member of the Company's Leadership and Compensation Committee. We believe that Mr. Smith possesses specific attributes that qualify him to serve as a member of the Board, including his executive experience and his financial and management expertise.

Board Independence

Quantum's Corporate Governance Principles provide that a majority of the Board shall consist of independent directors. The Board has determined that none of the director nominees standing for election, other than Jon W. Gacek, has any material relationship with Quantum (either directly or as a partner, stockholder or officer of an organization that has a relationship with Quantum) and that such nominees (other than Mr. Gacek) are independent within the meaning of Quantum's director independence standards set forth in Quantum's Corporate Governance Principles, a copy of which may be found on our website located at http://www.quantum.com, by clicking "About Us" from the home page and selecting "Corporate Governance." These standards reflect all applicable regulations, including the rules of the NYSE and the SEC.

Board Meetings and Committees

The Board of Directors of the Company held a total of seven (7) meetings during Fiscal 2013. In addition, in Fiscal 2013, the independent directors held four (4) meetings without management present. During Fiscal 2013, each of our directors attended at least 75% of the meetings of the Board and the meetings of committees, if any, upon which such director served. All of our directors are expected to attend each meeting of the Board and the committees on which they serve and are encouraged to attend annual stockholder meetings, to the extent reasonably possible. All of our directors who were elected at our 2012 annual meeting attended our 2012 annual meeting.

The Company has an Audit Committee, a Leadership and Compensation Committee, and a Corporate Governance and Nominating Committee. Paul R. Auvil is the Chairman of the Company's Board and as such presides at the independent directors' meetings.

The Company has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee of the Board currently consists of Mr. David E. Roberson, Chair of the committee, Mr. Paul R. Auvil and Mr. Thomas S. Buchsbaum, all of whom are independent directors and financially literate, as defined in the applicable NYSE listing standards and SEC rules and regulations. Our Board has determined that David E. Roberson is an audit committee financial expert as defined by SEC rules. The Audit Committee, which generally meets at least twice per quarter, once prior to quarterly earnings releases and again prior to the filing of the Company's quarterly and annual reports with the SEC, appoints the Company's independent registered public accounting firm and is responsible for approving the services performed by the Company's independent registered public accounting firm and for reviewing and evaluating the Company's accounting principles and its systems of internal accounting controls. At each meeting, the Audit Committee first meets with Company management and the Company's independent registered public accounting firm in order to review financial results and conduct other appropriate business. Then, the Audit Committee typically meets with the Company's independent registered public accounting firm without the presence of management. The Audit Committee held a total of nine (9) meetings during Fiscal 2013.

The Leadership and Compensation Committee of the Board is currently composed of Mr. David A. Krall, Chair of the committee, Ms. Elizabeth A. Fetter, Mr. Joseph A. Marengi and Mr. Jeffrey C. Smith, all of whom are independent directors, as defined in the applicable NYSE listing standards. The Leadership and Compensation Committee generally meets in conjunction with Board meetings and at other times as deemed necessary by the committee or the Board. The Leadership and Compensation Committee held a total of five (5) meetings during Fiscal 2013. The Leadership and Compensation Committee's primary mission is to ensure the Company provides appropriate leadership and compensation programs to enable the successful execution of its corporate strategy and objectives and to ensure the Company's programs and practices are market competitive and consistent with corporate governance best practices. The Leadership and Compensation Committee's primary objectives are to (1) review and approve the Company's compensation philosophy, strategy and practices, (2) review and approve executive compensation for all executive officers (other than for the CEO) and make recommendations to the Board regarding CEO and non-employee director compensation and (3) review the Company's strategy and practices relating to the attraction, retention, development, performance and succession of its leadership team.

The Leadership and Compensation Committee has the power to delegate its authority to the Company's management or to a subcommittee (subject to limitations of applicable law and provided that the Leadership and Compensation Committee may not delegate its authority as it relates to the compensation of the CEO and the other executive officers), but did not do so during Fiscal 2013. The Leadership and Compensation Committee is also empowered to hire outside advisors in connection with performing its duties.

The Corporate Governance and Nominating Committee is currently composed of Mr. Michael A. Brown, Chair of the committee, Mr. Paul R. Auvil, Mr. Thomas S. Buchsbaum, Elizabeth A. Fetter and Joseph A. Marengi, all of whom are independent directors, as defined in the applicable NYSE listing standards. The Corporate Governance and Nominating Committee, which meets at least twice annually, assists the Board by identifying and recommending prospective director nominees, develops corporate governance principles for Quantum, advises the Board on corporate governance matters, including Board and committee composition, roles and procedures, recommends to the Board a Chair of the Board, oversees the evaluation of the Board, considers questions of possible conflicts of interest of Board members and of senior executives and oversees and reviews the process for succession planning of the Company's Chief Executive Officer. The Corporate Governance and Nominating Committee will consider nominees recommended by stockholders pursuant to the procedures outlined in the Company's Bylaws and as set forth herein. The Corporate Governance and Nominating Committee held four (4) meetings during Fiscal 2013.

Each of our committees is governed by a written charter, copies of which are posted on our website. The Internet address for our website is http://www.quantum.com, where the charters may be found by clicking "About Us" from the home page and selecting "Corporate Governance." A free printed copy of the charters also is available to any stockholder who requests it from Quantum's Investor Relations Department at the address stated below in the Section of this Proxy Statement entitled "Communicating with the Company" or who submits an online request by visiting the Company's website at http://www.quantum.com, where the request form may be found by clicking "About Us" from the home page, selecting "Contact Investor Relations" and then clicking on "Information Request Form."

Post-Annual Meeting Committee Assignments

Assuming that all nominees will be elected to the Board, the Board decided that effective immediately following the Annual Meeting, the composition of the Board committees will be as follows: the Audit Committee will consist of Mr. Roberson (Chair), Mr. Auvil and Mr. Black, the Leadership and Compensation Committee will be composed of Mr. David A.

Krall (Chair), Mr. Roberson and Mr. Smith and the Corporate Governance and Nominating Committee will consist of Mr. DiNardo (Chair), Mr. Auvil, Mr. Brown and Mr. Powers.

Board's Role in Risk Oversight

The Company faces a wide spectrum of risks, including financial, strategic, operational, and regulatory exposures. On behalf of the Board of Directors, the Company's Audit Committee has primary responsibility for the oversight of those risks. In accordance with its charter, the Audit Committee oversees the Company's policies and processes for risk assessment and management, including discussions of its major risk exposures, the associated risk mitigation activities, and the practices under which risk management is implemented throughout the Company. The Board's other committees also oversee risks associated with their respective areas of responsibility, such as the Leadership and Compensation Committee's review of risks arising from compensation practices. The full Board is updated regarding its committees' risk oversight and other activities through its regular reporting and discussion practices.

While the Board is responsible for risk oversight, risk management accountability lies with the Company's management team. The Company's general counsel has executive responsibility for the majority of its risk management practices, including maintenance of its enterprise risk management practices, completion of the annual risk assessment, and management and promotion of the Company's ethics and compliance program. Formal risk management reports are provided by the general counsel to the Audit Committee on a periodic basis, with ongoing updates and discussions occurring as appropriate at Board meetings. In addition, other appropriate risk assessment and mitigation techniques are implemented and applied throughout the Company's different operations and functional teams, with the involved management representatives providing updates to the Board as needed.

Leadership Structure

The Board is committed to strong, independent Board leadership and oversight of management's performance and therefore has appointed Paul R. Auvil III as the non-executive, independent Chair. In addition, the Board believes that separating the positions of independent Chair and Chief Executive Officer allows our Chief Executive Officer to focus on the Company's day-to-day operations while our Chairman can devote his time and attention to addressing matters relating to the responsibility of the Board.

The roles and responsibilities of the Chair, which are described in the Company's Corporate Governance Principles, include:

- In consultation with and with the assistance of the Chief Executive Officer and the Company's Secretary, the Chair plans and organizes the activities of the Board.
- The Chair may call meetings of the Board or of the non-management directors.
- The Chair ensures, in conjunction with the Corporate Governance and Nominating Committee, that processes that govern the Board's work are effective to enable the Board to exercise oversight and due diligence in the fulfillment of its mandate, including its oversight responsibilities in Company strategy and risk.
- The Chair leads Board meetings and sessions of the non-management directors.
- Where Board functions have been delegated to committees, the Chair works with the respective committee chairs to ensure that each committee functions effectively and keeps the Board apprised of actions taken.
- The Chair may attend, as a non-voting participant, meetings of any Board committees on which the Chair is not a member.
- The Chair has unrestricted access to Company management.
- The Chair builds relationships with senior management and may meet with relevant senior management when problems arise.
- The Chair provides advice to the Chief Executive Officer and senior management on important issues.
- The Chair facilitates effective communication between directors and senior management, both inside and outside of Board meetings.
- The Chair works with the Chief Executive Officer to ensure that Management strategies and plans are appropriately represented to the Board, and that issues are openly communicated to the Board.
- The Chair communicates the Board's concerns to the Chief Executive Officer.
- With the assistance of the Leadership and Compensation Committee, the Chair leads the Board in evaluating the performance of the Chief Executive Officer.

Consideration of Director Nominees

Stockholder Recommendations and Nominations

Recommendations

It is the policy of the Corporate Governance and Nominating Committee to consider recommendations for candidates to the Board from stockholders. A stockholder that desires to recommend a candidate for election to the Board must direct the recommendation in writing to Quantum Corporation, attention: Company Secretary, 1650 Technology Drive, Suite 700, San Jose, CA 95110.

Nominations

A stockholder that desires to nominate a person directly for election to the Board must meet the deadlines, notice procedures and other requirements set forth in Section 2.4 (ii) of Quantum's Bylaws and the rules and regulations of the SEC. Quantum's Bylaws can be found on our website. The Internet address for our website is http://www.quantum.com, where the Bylaws may be found by clicking "About Us" from the home page and then selecting "Corporate Governance."

Identifying and Evaluating Nominees for Director

The Corporate Governance and Nominating Committee uses the following procedures to identify and evaluate individuals recommended or offered for nomination to the Board:

- The committee regularly reviews the current composition and size of the Board.
- The committee annually evaluates the performance of the Board as a whole and the performance and qualifications of individual members of the Board eligible for re-election at the annual meeting of stockholders.
- In evaluating and identifying candidates, the committee has the authority to retain and terminate any third party search firm that is used to identify director candidates and has the authority to approve the fees and retention terms of any search firm.
- The committee reviews the qualifications of any candidate who has been properly recommended or nominated by a stockholder, as well as any candidate who has been identified by management, individual members of the Board or, if the committee determines, a search firm. Such review may, in the committee's discretion, include a review solely of information provided to the committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the committee deems proper, including the retention of third parties to review potential candidates.
- The committee will evaluate each candidate in light of the general and specific considerations that follow. The committee evaluates all nominees, whether or not recommended by a stockholder, in the same manner, as described in this Proxy Statement.
- After reviewing and considering all candidates presented to the committee, the committee will recommend a slate of director nominees to be approved by the full Board.
- The committee will endeavor to promptly notify, or cause to be notified, all director candidates of its decision as to whether to nominate such individual for election to the Board.

General Considerations

A candidate will be considered in the context of the current perceived needs of the Board as a whole. Generally, the Corporate Governance and Nominating Committee believes that the Board should be comprised of directors who (i) are predominantly independent, (ii) are of high integrity, (iii) have qualifications that will increase overall Board effectiveness and (iv) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members.

Specific Considerations

Specific considerations include the following:

- The current size and composition of the Board and the needs of the Board and its committees.
- Previous experience serving on a public company board or as a member of the senior management of a public company.
- Whether the candidate would be an independent director as defined under all applicable regulations, including the rules of the NYSE and the SEC.
- The possession of such knowledge, experience, skills, expertise and diversity so as to enhance the Board's ability to manage and direct the affairs and business of the Company.
- Key personal characteristics such as strategic thinking, objectivity, independent judgment, integrity, intellect and the courage to speak out and actively participate in meetings.
- Knowledge of, and familiarity with, information technology.
- The absence of conflicts of interest with the Company's business.
- A willingness to devote a sufficient amount of time to carry out his or her duties and responsibilities effectively, including, at a minimum, a commitment to attend at least six Board meetings per year and to serve on a committee.
- Commitment to serve on the Board for an extended period of time.
- Diversity of thinking or background.
- Such other factors as the Corporate Governance and Nominating Committee may consider appropriate.

The Board believes that all of the nominees for election to our Board meet the general and specific considerations outlined above.

Furthermore, the nominees represent a diverse group of business leaders. Most of the nominees either held or are currently holding senior leadership positions at major companies and also have experience serving on boards of directors and board committees of other public companies, which provides them with an understanding of different business processes, challenges and strategies.

The Corporate Governance and Nominating Committee and the Board believe that the skill and experience set of the nominees mentioned above provide the Company with a diverse range of judgment and perspectives critical in guiding the Company's strategies and overseeing their execution.

Six of the nine nominees for election to our Board have previously served as Quantum directors.

Nominees Messrs. Black, DiNardo, Powers and Smith

Director nominees Messrs. Black, DiNardo and Smith were recommended to the Corporate Governance and Nominating Committee for nomination to the Board at the Annual Meeting pursuant to a settlement agreement between the Company and Starboard Value LP and certain of its affiliates dated May 13, 2013, as described in our Current Report on Form 8-K filed with the SEC on May 14, 2013.

Mr. Powers was recommended for nomination to the Board by the Board.

Communications to the Board

Stockholders, employees and other interested parties may contact the Board, the Chairman of the Board, the independent directors as a group or any of our directors by writing to them c/o Quantum Corporation, attention: Company Secretary, 1650 Technology Drive, Suite 700, San Jose, CA 95110, or by email to BoardofDirectors@Quantum.com. Communications that are intended specifically for the Chairman or the independent directors should be sent to the email address or street address noted above, to the attention of the Chairman. If any such interested party wishes to contact the Board, a member of the Audit Committee, the Chairman of the Board, our independent directors as a group or any of our directors to report a concern about Quantum's conduct or about questionable accounting, internal accounting controls or auditing matters, such party may do so anonymously by using the address above and designating the communication as "confidential." Alternatively, concerns may be reported anonymously by phone or via the world-wide-web to the following toll-free phone number or Internet address 1-866-ETHICSP (1-866-384-4277); www.ethicspoint.com. These resources are operated by Ethicspoint, an external third-party vendor that has trained professionals to take calls in confidence, and to report concerns to the appropriate persons for proper handling. Communications raising safety, security or privacy concerns, or that otherwise relate to improper activities will be addressed in an appropriate manner.

Director Compensation

The Leadership and Compensation Committee, together with the full Board, are responsible for determining the amount and form of compensation for the Company's non-employee directors. The Company's management team provides information, analysis and recommendations to the Leadership and Compensation Committee on matters such as competitive market practices, target compensation levels and non-employee director compensation program design. In addition, the Leadership and Compensation Committee's compensation consultant, as identified in the Compensation Discussion & Analysis, also provides analysis and advice on the market competitiveness of our non-employee directors' compensation program (both in relation to the Company's peer group and to the broader technology industry), as well as on current trends and developments, and specific non-employee director compensation program design recommendations. While the Leadership and Compensation Committee carefully considers all of the information and recommendations made by members of management and its compensation consultant, ultimate authority for all decisions relating to the non-employee director compensation program rests with the Leadership and Compensation Committee and the Board. The Leadership and Compensation Committee has determined that it will conduct a comprehensive review of the compensation program for the Company's non-employee directors every two years. As the last comprehensive review occurred for fiscal year 2012 ("Fiscal 2012"), the Leadership and Compensation Committee did not conduct a review of the compensation program for Fiscal 2013. Accordingly, no changes were made to the non-employee directors' compensation program for Fiscal 2013.

The table below details the specific elements of the Company's Fiscal 2013 compensation program for its non-employee directors:

Compensation Element	Quantum Board Compensation Program
Board Service – Cash	➢ Board cash retainer: $50,000 • $12,500 for each quarter of the fiscal year ➢ Meeting fees: none
Board Service – Equity	➢ Initial award: restricted stock units with grant date value of $125,000 • Vest over two years (50% after one year and quarterly over second year) ➢ Annual award: restricted stock units with grant date value of $100,000 • Capped at maximum award of 50,000 restricted stock units • Vest quarterly over one year
Committee Chair Service	➢ Annual cash retainers: • Audit Committee: $25,000 • Leadership & Compensation Committee: $17,500 • Corporate Governance & Nominating Committee: $15,000 ➢ Meeting fees: none
Committee Member Service	➢ Annual cash retainers: • Audit Committee: $12,500 • Leadership & Compensation Committee: $10,000 • Corporate Governance & Nominating Committee: $7,500 ➢ Meeting fees: none
Lead Director / Chairman	➢ Annual cash retainer: $25,000

During Fiscal 2013, the Company's non-employee directors received quarterly Board cash retainers of $12,500 for each quarter for Board service, and an additional quarterly cash retainer of $1,875 for serving on the Corporate Governance and Nominating Committee, $2,500 for serving on the Leadership and Compensation Committee and $3,125 for serving on the Audit Committee.

In addition, during Fiscal 2013, the Chair of each Board committee and the lead independent director/Chairman received the following quarterly cash retainers: $6,250 for the lead independent director/Chairman, $3,750 for the Chair of the Corporate Governance and Nominating Committee, $6,250 for the Chair of the Audit Committee, and $4,375 for the Chair of the Leadership and Compensation Committee.

During Fiscal 2013, each non-employee director received an annual award of 50,000 restricted stock units. These annual awards vest as follows: 25% vest on each of December 1, 2012, March 1, 2013, June 1, 2013 and August 7, 2013.

The Board, in its discretion, determines the time or times at which equity awards may be granted, the form in which such awards are granted, the number of shares of the Company's stock subject to each award and, in the case of stock options, the period over which such stock options become exercisable.

We also maintain a non-qualified deferred compensation plan which allows our non-employee directors to contribute some or all of their cash fees to an irrevocable trust for the purpose of deferring federal and state income taxes. Participants direct the deemed investment of their deferred accounts among a pre-selected group of investment funds, which does not include shares of the Company's Common Stock. The deemed investment accounts mirror the investment options available under the Company's 401(k) Savings Plan. Participants' deferred accounts are credited with interest based on their deemed investment selections. During Fiscal 2013, none of our non-employee directors elected to defer any of their cash fees to the non-qualified deferred compensation plan.

Employee directors receive no additional compensation for their service on the Board or on committees of the Board.

Compensation paid to the non-employee directors during Fiscal 2013 is set forth in the following table.

Fiscal 2013 Director Compensation Table

Name	Fees Earned or Paid in Cash(1)	Stock Awards (2)(4)	Option Awards (3)(4)	Non Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Auvil III, Paul R.	$95,000	$ 80,000	$0	$0	$0	$0	$175,000
Brown, Michael A.	$65,000	$ 80,000	$0	$0	$0	$0	$145,000
Buchsbaum, Thomas S.	$70,000	$ 80,000	$0	$0	$0	$0	$150,000
Fetter, Elizabeth A.	$67,500	$ 80,000	$0	$0	$0	$0	$147,500
David A. Krall	$64,688	$ 80,000	$0	$0	$0	$0	$144,688
Marengi, Joseph A.	$64,688	$ 80,000	$0	$0	$0	$0	$144,688
Roberson, David E.	$75,000	$ 80,000	$0	$0	$0	$0	$155,000

(1) Fees Earned or Paid in Cash include the following:

Name	Board Retainer	Committee Membership Retainer	Committee Chair Retainer	Lead Independent Director/Chairman Retainer	Total Fees Earned or Paid in Cash
Auvil III, Paul R.	$50,000	$20,000	$ 0	$25,000	$95,000
Brown, Michael A.	$50,000	$ 7,500	$ 7,500	$ 0	$65,000
Buchsbaum, Thomas S.	$50,000	$20,000	$ 0	$ 0	$70,000
Fetter, Elizabeth A.	$50,000	$14,688	$ 2,813	$ 0	$67,500
Krall, David A.	$50,000	$10,000	$ 4,688	$ 0	$64,688
Marengi, Joseph A.	$50,000	$14,688	$ 0	$ 0	$64,688
Roberson, David E.	$50,000	$12,500	$12,500	$ 0	$75,000

(2) Each non-employee director received an annual award of 50,000 restricted stock units on September 2, 2012. The value of these awards was computed in accordance with Statement of Financial Accounting Standards Accounting Standards Codification Topic 718, Compensation — Stock Compensation ("ASC 718"). Assumptions used in the calculation of the value are disclosed under "Stock Incentive Plans and Share-Based Compensation" in the Company's Annual Report on Form 10-K filed with the SEC on or about June 7, 2013.

(3) No stock options were granted to the nonemployee directors in Fiscal 2013.

(4) Outstanding equity awards held by each of the nonemployee directors as of March 31, 2013 were as follows:

Name	Awards Outstanding	Options Outstanding	Total Equity Awards Outstanding
Auvil III, Paul R.	25,000	149,000	174,000
Brown, Michael A.	25,000	149,500	174,500
Buchsbaum, Thomas S.	25,000	161,167	186,167
Fetter, Elizabeth A.	25,000	74,500	99,500
Krall, David A.	41,710	0	41,710
Marengi, Joseph A.	25,000	160,000	185,000
Roberson, David E.	30,156	0	30,156

Leadership and Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The members of the Company's Leadership and Compensation Committee are Mr. David A. Krall, Chair of the committee, Ms. Elizabeth A. Fetter, Mr. Joseph A. Marengi and Jeffrey C. Smith. No member of the Leadership and Compensation Committee is currently, nor has any been at any time since the formation of the Company, an officer or employee of the Company or any of its subsidiaries. Likewise, no member of the Leadership and Compensation Committee has entered into a transaction, or series of similar transactions, in which they will have a direct or indirect material interest adverse to the Company. No interlocking relationships exist between any member of the Board or Leadership and Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Required Vote

Each stockholder voting in the election of directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the stockholder's shares are entitled. Alternatively, a stockholder may distribute the stockholder's votes on the same principle among as many candidates as the stockholder would like, provided that votes cannot be cast for more than nine (9) candidates. However, no stockholder shall be entitled to cumulate votes for a candidate unless such candidate has been properly nominated in accordance with the Company's Bylaws and a proxy card has been submitted to the Company in accordance with this Proxy Statement. The proxy holders may exercise discretionary authority to cumulate votes and to allocate such votes among management's nominees in the event that additional persons are nominated at the Annual Meeting for election of directors.

Directors are elected by a majority of votes cast unless the election is contested, in which case directors are elected by a plurality of votes cast. A majority of votes cast means that the number of shares voted "for" a director exceeds the number of votes cast "against" the director. If an incumbent director in an uncontested election does not receive a majority of votes cast for his or her election, the director is required to submit a letter of resignation to the Board of Directors for consideration by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will recommend to the Board whether to accept or reject the tendered resignation, and the Board will act on the committee's recommendation.

THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES LISTED ABOVE.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to audit the financial statements of the Company for the fiscal year ending March 31, 2014. The Board recommends that stockholders vote for ratification of such appointment. In the event of a vote against such ratification, the Board of Directors will reconsider its selection. A representative of PricewaterhouseCoopers LLP is expected to be available at the Annual Meeting by phone with the opportunity to make a statement if such representative desires to do so, and is expected to be available to respond to appropriate questions. The affirmative vote of a majority of the total number of shares entitled to vote at the Annual Meeting is required to ratify the appointment of PricewaterhouseCoopers LLP.

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2014.

PROPOSAL THREE

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

At the Company's 2011 Annual Meeting of Stockholders, a majority of our stockholders voted in favor of holding an advisory vote to approve the compensation of our named executive officers on an annual basis. The Board of Directors considered this result and adopted a policy to provide for an annual advisory stockholder vote to approve the compensation of our named executive officers. Therefore, in accordance with that policy, and pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, we are asking our stockholders to approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed pursuant to Item 402 of Regulation S-K in the Compensation, Discussion and Analysis, the Summary Compensation Table and the related tables, notes, and the narrative in this Proxy Statement.

Our executive compensation program is intended to attract, motivate, and retain our named executive officers who are leading the business initiatives that we believe are critical to our future success. The executive compensation program consists of (i) base salary which is generally targeted at the market median, (ii) an annual bonus program with bonus payments tied to the achievement of one or more financial performance goals which require significant effort to achieve, and (iii) annual equity awards with a value on the date of the award that is generally targeted at the market median, but which provide actual value that is reflective of the Company's stock price at the time of grant. As a result of the pay-for-performance orientation of our executive compensation program, a significant percentage of our named executive officers' target total direct compensation is tied to the achievement of one or more annual financial goals and increasing our stock price. As discussed in the Compensation Discussion and Analysis below, the Leadership and Compensation Committee and the Board of Directors believe that our current executive compensation program directly links executive compensation to our Company's performance and effectively aligns the interests of our executive officers with those of our stockholders.

We urge our stockholders to read the Compensation Discussion and Analysis which describes our executive compensation program in detail, including our executive compensation philosophy and the Fiscal 2013 compensation of our named executive officers. Following are the highlights of our Fiscal 2013 executive compensation program:

- At the Company's 2012 Annual Meeting of Stockholders, approximately 87% of the vote cast on the non-binding advisory vote on our executive compensation program supported the compensation of our named executive officers. In light of this result, and after careful consideration by the Leadership and Compensation Committee of our Board of Directors, we made no significant changes to our executive compensation program in Fiscal 2013.
- We made no bonus payments to our executive officers for Fiscal 2013 because we failed to achieve the revenue and operating income performance targets that had been established for purposes of funding our annual bonus program for our executive officers.
- We granted time-vested restricted stock unit awards to our executive officers, other than to our CEO as noted below, in Fiscal 2013. We chose time-vested restricted stock units to assist us in retaining the services of these key employees. Although our philosophy is to grant annual equity awards to our executive officers having a value that generally approximates the market median value of equity awards granted to executives holding comparable positions within the technology industry for companies our size, the actual grant date value of the equity awards granted to our executive officers in Fiscal 2013 was below the market median. The grant date value of the equity awards was below the market median due to the Company's below-target financial performance for the prior fiscal year which was reflected in our stock price at the time of the grant of the equity awards.
- We did not grant an equity award to our CEO in Fiscal 2013. At the time of the appointment of our CEO in Fiscal 2012, he was granted an equity award that was intended to cover both Fiscal 2012 and Fiscal 2013.
- Except for a nominal financial counseling and tax return preparation benefit, we do not provide any perquisites or other personal benefits to our executive officers.
- As a result of our below-target financial performance for Fiscal 2013, which resulted in no bonus payments and the grant of below-market equity awards, the actual total direct compensation paid to each of our executive officers in Fiscal 2013 was below his/her respective target total direct compensation.

While this advisory vote to approve the compensation of our named executive officers is not binding on the Company, the Leadership and Compensation Committee or our Board of Directors, it will provide valuable information to us regarding stockholder sentiment about our executive compensation philosophy, policies and practices, which the Leadership and Compensation Committee will consider when determining executive compensation for the remainder of the current fiscal year and beyond.

We believe that the information provided above and within the Compensation Discussion and Analysis, the compensation tables and the narrative discussion following the compensation tables of this Proxy Statement demonstrate that our executive compensation program is designed appropriately, is performance-based and is working to ensure that the interests of our named executive officers are aligned with the interests of our stockholders to support long-term value creation. The affirmative vote of a majority of the total number of shares entitled to vote at the Annual Meeting is required for approval of this advisory proposal.

Unless our Board of Directors modifies its policy on the frequency of holding advisory votes to approve the compensation of our named executive officers, the next such advisory vote will occur at our 2014 annual meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE FOLLOWING RESOLUTION AT THE ANNUAL MEETING:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation table and the supporting tabular and narrative disclosure on executive compensation."

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes the overall philosophy, material elements and actual compensation provided to the executive officers of the Company who served as our principal executive officer and principal financial officer during Fiscal 2013, as well as to the three executive officers who were the next most highly-compensated executive officers as of the end of Fiscal 2013. These individuals, who were our named executive officers for Fiscal 2013, are:

- Jon W. Gacek, our President and Chief Executive Officer (our "CEO");
- Linda M. Breard, our Senior Vice President and Chief Financial Officer (our "CFO");
- Robert S. Clark, our Senior Vice President, Data Protection Group;
- Janae S. Lee, our Senior Vice President, File Systems & Archive; and
- Theodore A. Stinson, our Senior Vice President, Worldwide Sales.

Executive Summary – Overview of Fiscal 2013

We are a global expert in data protection and big data management. We provide solutions for storing and protecting information in physical, virtual, cloud and big data environments that are designed to help customers be certain they are maximizing the value of their data over its entire lifecycle. With our solutions, customers can better adapt in a world of continuing change by keeping and protecting more data for a longer time while reducing costs and increasing return on investment. We work closely with a broad network of distributors, value-added resellers ("VARs"), direct marketing resellers ("DMRs"), original equipment manufacturers ("OEMs") and other suppliers to meet customers' evolving data protection and big data management needs.

Business and Financial Highlights for Fiscal 2013

We started Fiscal 2013 with the objectives of increasing total revenue, having operating profit and generating cash from operations. These objectives assumed the market for tape automation systems and tape drives would be approximately the same as Fiscal 2012 and the market for disk systems and software solutions would grow compared to Fiscal 2012.

We experienced difficult market conditions during Fiscal 2013, especially for products and solutions based on tape technology. In addition, our disk systems and software revenue decreased early in Fiscal 2013 as a result of economic weakness in Europe, and large orders decreased due to customer caution from economic uncertainty. During the second half of Fiscal 2013, we believe there was continued weakness in the data protection and big data markets as a result of economic uncertainty regarding the fiscal cliff in the U.S., and companies continued to be cautious with their purchasing decisions. We believe global economic conditions also caused end users to continue to reduce and delay spending, resulting in lower than expected sales in the latter part of Fiscal 2013. We had total revenue of $587.6 million in Fiscal 2013, a 10% decrease from Fiscal 2012 primarily due to decreased market demand for products based on tape technology.

We implemented cost controls and spending reductions in the second half of Fiscal 2013 and, as a result, our financial performance improved. We also continued to improve our capital structure during Fiscal 2013. We issued $70 million of convertible subordinated notes and amended our credit agreement to decrease the line of credit and modify certain covenants with terms that are financially more beneficial and provide additional flexibility to run our business.

We introduced new products in Fiscal 2013 and believe our product portfolio is the strongest it has been since we became a systems company and that it positions us well to add customers and increase revenue in the next fiscal year. We plan to continue to expand and improve our product and solution offerings, with emphasis on branded disk systems, software solutions, virtual offerings, cloud solutions and next generation object storage.

Executive Compensation Highlights for Fiscal 2013

We are committed to responsible and effective executive compensation practices that aim to enhance stockholder value. We seek to balance the need to compensate our executive officers fairly and competitively based on their importance to the growth and success of our business and their individual contributions with our objective of ensuring that their compensation reflects Company performance that rewards for both short-term and long-term financial success. Our executive compensation program aims to (i) enhance stockholder value through the practice of responsible finance, (ii) facilitate competitiveness by attracting and retaining the best talent and (iii) promote meritocracy by recognizing individual contributions. During Fiscal 2013 we took the following actions with respect to the compensation of our named executive officers:

- At the Company's 2012 Annual Meeting of Stockholders, approximately 87% of the vote cast on the non-binding advisory vote on our executive compensation program supported the compensation of our named executive officers. In light of this voting result, and after careful consideration by the Leadership and Compensation Committee of our Board of Directors (the "Committee"), we made no significant changes to our executive compensation program in Fiscal 2013.
- Mr. Gacek's base salary was increased by $15,000 to $600,000 (a 2.56% increase) to reflect the strategic changes he implemented during his first year as our CEO in positioning the Company for long-term success and to better align his base salary with the base salaries of the CEO's in our peer group.
- We provided base salary increases of $15,000 each to Ms. Breard (a 4.62% increase), Mr. Clark (a 4.62% increase) and Ms. Lee (a 4.55% increase) to both reflect their individual contributions for the prior fiscal year as well as to better align their base salaries with the market for comparable executive positions.
- We made no bonus payments to our executive officers with respect to Fiscal 2013 because we failed to achieve our revenue and operating income targets under the annual bonus plan for our executive officers.
- We granted equity awards in Fiscal 2013 in the form of time-vested restricted stock units to each of our named executive officers, other than to Mr. Gacek, that are intended to link their interests with those of our stockholders. Although our philosophy is to grant annual equity awards to our executive officers having a value that generally approximates the market median value of equity awards granted to executives holding comparable positions within the technology industry for companies our size, the actual grant date value of the equity awards granted to our executive officers in Fiscal 2013 was below the market median. The grant date value of the equity awards was below the market median due to the Company's below-target financial performance which was reflected in our stock price at the time of the grant of the equity awards.
- We continue to maintain responsible compensation practices including having stock ownership guidelines for our CEO, an anti-pledging/anti-hedging policy, no tax gross-ups and no excessive perquisites.

Executive Compensation Philosophy

Pay for Performance Compensation Philosophy and Objectives

The Committee believes that our executive compensation program should facilitate achievement of the Company's short-term and long-term business objectives. To this end, the Committee aims to attract, motivate and retain the most qualified executive talent to accomplish these objectives. The Committee believes in an overarching pay-for-performance philosophy under which the design of the executive compensation program, and the compensation levels provided to our executive officers under the executive compensation program, should be heavily connected to overall Company and individual performance.

Our executive compensation program is designed to offer target cash and equity compensation opportunities at market-competitive levels and to reward superior Company and individual performance with above-market compensation. Company performance, as measured by pre-established corporate performance metrics and share price, together with individual performance, as measured through the Company's annual performance evaluation process, greatly affect annual and long-term compensation levels. Actual annual executive compensation is expected to be, and will be, below the market if the Company and/or the executive officer do not achieve the designated Company and individual performance objectives, as has been the case in recent years, including Fiscal 2013. The Committee believes that this program aligns the interests of our executive officers with those of our stockholders in promoting the creation of long-term stockholder value.

Competitive Positioning

Market competitiveness is an important element of our executive compensation program. The Committee has established that market competitiveness for this purpose generally means the market median and has determined to generally target the market median with respect to each component of our executive compensation program. In assessing the market competitiveness of our executive compensation program, the individual elements, as well as the aggregate total compensation of each executive officer (which includes base salary, target annual bonus opportunity and annual equity awards), are compared to the corresponding market median for executive officers holding similar positions or who have similar levels of responsibility in technology companies of similar size. Nevertheless, although our compensation philosophy is to generally target the market median for competitiveness purposes, the actual compensation paid to our executive officers may be above or below the competitive market based on individual and Company performance.

As its sources of data for identifying and establishing market median compensation levels, the Committee utilizes applicable compensation data from the Company's peer group, as defined below, as well as from the Radford Global Technology and Radford Global Sales surveys of technology companies with annual revenue between $500M and $999.9M (collectively, the "Market Data"). In the case of our CEO, the Committee utilizes the data from our peer group for competitive benchmarking purposes as the Committee believes this data, given the composition of the peer group and the fact that each public company is required to disclose the compensation of its CEO, is the best source of competitive CEO compensation. In the case of our other executive officers, the Committee utilizes the Radford surveys as its source of compensation data. The Committee has determined that this survey data is the best source of competitive benchmarking data given the limited availability of compensation data for comparable executive positions within our peer group. In the case of our non-sales executive officers (Ms. Breard, Ms. Lee and Mr. Clark), the Committee utilizes the Radford Global Technology survey and, in the case of Mr. Stinson, the Committee utilizes the data from the Radford Global Sales survey. The Radford surveys provide the Committee with extensive compensation data for positions that are directly comparable to the Company's executive officer positions and that is specific to technology companies that are comparable in size to the Company in terms of revenue.

For Fiscal 2013, the Committee, with the assistance of its independent compensation consultant, Compensia, Inc. ("Compensia"), reviewed and updated its compensation peer group of technology companies (the "Peer Group"). The Committee uses the following criteria in conducting its annual review and update of the Peer Group:

- Technology hardware and equipment companies;
- Comparability to the Company in terms of revenue (~0.5x – 2.0x) and market capitalization (~0.5x – 3.5x);
- Inclusion of some companies with a hardware/software mix or systems/software orientation based on the Company's strategic business direction; and
- Other factors such as revenue growth, profitability, valuation, number of employees, business model, etc.

Based on the above criteria, Compensia recommended, and the Committee approved, the following Peer Group for Fiscal 2013 (with annual revenue and market capitalization shown based on the latest available public filings with the SEC at the time the Peer Group was established):

Company	Annual Revenue ($MM)	Market Capitalization ($MM)
Avid Technology	**$ 688.1**	**$ 304.4**
Black Box	**$ 1,073.1**	**$ 445.3**
Blue Coat Systems	**$ 474.1**	**$ 625.7**
Checkpoint Systems	**$ 843.5**	**$ 566.6**
CommVault Systems	**$ 340.0**	**$ 1,821.8**
Electronics for Imaging	**$ 555.3**	**$ 700.6**
Emulex	**$ 452.5**	**$ 595.2**
Harmonic	**$ 509.8**	**$ 512.6**
Imation	**$ 1,380.2**	**$ 270.4**
Integrated Device Technology	**$ 618.9**	**$ 811.3**
Intermec	**$ 771.2**	**$ 421.3**
Plantronics	**$ 688.5**	**$ 1,449.1**
Qlogic	**$ 606.2**	**$ 1,392.8**
Riverbed Technology	**$ 647.1**	**$ 3,529.2**
Silicon Graphics International	**$ 629.6**	**$ 388.5**
STEC	**$ 357.4**	**$ 539.3**
SuperMicro Computer	**$ 942.6**	**$ 604.1**
Synaptics	**$ 598.5**	**$ 906.8**
Median	**$ 624.2**	**$ 599.6**
Quantum (November, 2011)	**$ 662.6**	**$ 533.4**

For Fiscal 2013, the Committee removed four companies from the Peer Group due to the fact that their revenue and/or market capitalization fell outside of the established parameters (Brocade, F5 Networks, LSI and Hutchinson Technology), and two companies that were acquired (Compellent Technologies and Isilon Systems). The Committee concluded that the above Peer Group of 18 companies was sufficient and representative in terms of number and size of companies for competitive executive compensation purposes.

Executive Compensation Process and Decision-Making

Role of the Leadership and Compensation Committee and the Board of Directors – The Committee oversees and approves all compensation and benefit arrangements for our executive officers, other than for our CEO. In the case of the compensation of our CEO, the independent members of the Board of Directors, based on the recommendations of the Committee, review and approve his compensation. A substantial portion of the Committee's work involves an annual review of our executive compensation program, including determining total compensation levels for our executive officers and evaluating Company and individual executive officer performance. The Committee considers a variety of factors when determining our executive compensation program and total compensation levels. These factors include the Company's financial performance for the most recent fiscal year, the recommendations of our CEO for all executive officers, other than for himself, the input of Compensia, and the results of competitive studies and analyses prepared by Compensia and Company management.

Role of Compensation Consultant – During Fiscal 2013, the Committee consulted with Compensia on a range of issues relating to executive compensation and engaged Compensia to review the results of executive compensation studies and analyses conducted by Company management. Compensia serves at the discretion of the Committee and provides services only to the Committee. Compensia regularly meets with the Committee both with and without management present. In November 2012, the lead representative of Compensia assigned to the Committee engagement reviewed with the Committee the analysis demonstrating that Compensia satisfies the specific independence factors contained in the rules of the Securities and Exchange Commission and the related New York Stock Exchange corporate governance listing standards. Based on this review, the Committee determined that no conflict of interest exists that would preclude Compensia from independently advising the Committee.

Role of Management – Our CEO provides recommendations to the Committee on various executive compensation matters, including executive compensation program design, annual corporate performance metrics, bonus funding target levels, and evaluations of corporate and executive officer performance. Other members of the Company's management team provide the Committee with the Market Data as well as data and information relating to various executive compensation matters. In addition, our CEO makes individual compensation recommendations to the Committee for our executive officers, other than for himself. While the Committee considers all recommendations made by the CEO, ultimate authority for all compensation decisions regarding our executive officers, other than for our CEO, rests with the Committee and, in the case of our CEO, rests with the independent members of the Board of Directors. Certain members of the Company's executive management team, including our CEO and CFO, attend Committee meetings and participate in the Committee's discussions and deliberations. However, these individuals are not present when the Committee or the independent members of the Board of Directors discusses and determines their compensation. At each meeting, the Committee also meets in executive session without members of management present and may meet without any members of management present at any time.

Performance Evaluation Process

We believe strongly in maintaining an executive compensation program that reflects a "pay-for-performance" philosophy. Accordingly, we have established and follow a formal annual performance review and evaluation process under which the individual performance of our executive officers is reviewed by our CEO with the Committee. Under this process, which typically occurs in June of each year, our CEO prepares performance evaluations for each of our executive officers detailing their performance for the prior fiscal year. Each executive officer is evaluated by our CEO based on demonstrated leadership skills, individual contributions to the success of the Company during the fiscal year and results against any pre-established annual performance objectives. Upon the completion of the evaluation process, our CEO meets with the Committee to review and discuss his evaluation of executive officer performance.

Executive Compensation Review and Approval Process

As part of the annual performance evaluation process, our CEO presents compensation recommendations for our executive officers to the Committee, including base salary adjustments, bonus awards and equity awards. In making these recommendations, our CEO takes into account the following factors:

- The median compensation levels from the Market Data for each element of direct compensation (i.e., salary, bonus and equity awards) for each of our executive officers;
- The annual performance of each executive officer based on our CEO's assessment of his or her contributions to our overall performance, including the ability of the executive officer to successfully lead his or her functional organization and to work effectively across the entire organization;
- The scope of each executive officer's role and the assumption of any additional duties and responsibilities by the executive officer during the fiscal year;

- Internal compensation equity among our executive officers;
- Our Company performance against the performance goals and objectives established by the Committee and the Board of Directors for the fiscal year; and
- Our Company performance for the fiscal year against the Peer Group.

In making his compensation recommendations to the Committee, our CEO considers each of the above factors and no single factor is determinative.

Through the performance evaluation and executive compensation review process, the Committee reviews the performance evaluations, discusses the individual performance of each executive officer, reviews the compensation recommendations of our CEO and approves the compensation for our executive officers. With respect to the performance evaluation and compensation review process for our CEO, the independent members of the Board of Directors conduct a similar review of our CEO's performance against his pre-established objectives for the fiscal year and determine our CEO's compensation for the fiscal year.

Elements of Compensation

Consistent with our compensation philosophy and objectives, the Company provides a mix of compensation elements that emphasizes annual cash incentives and long-term equity incentives. To that end, our executive compensation program consists of base salary, an annual bonus opportunity, equity awards, and perquisites and other benefits.

Base Salary

Overview

The base salaries that we provide to our executive officers represent the principal fixed component of their total direct compensation. We provide base salaries to recognize our executive officers for their day-to-day responsibilities and to attract and retain executive officers in a competitive market. The base salaries of our executive officers are typically reviewed annually and are adjusted in accordance with individual performance and competitive practice. In addition, base salaries may be adjusted in the case of promotions. As in previous years, the Committee continues to generally position the base salaries of our executive officers at approximately the market median based on the Market Data.

Base Salary Adjustments Made in Fiscal 2013

Executive Officer	Title	Fiscal 2012 Salary	Increase %	Fiscal 2013 Salary
Jon W. Gacek	President & CEO	$585,000	2.56%	$600,000
Linda M. Breard	CFO	$325,000	4.62%	$340,000
Robert S. Clark	SVP, Data Protection Group	$325,000	4.62%	$340,000
Janae S. Lee	SVP, File System & Archive	$329,990	4.55%	$344,990
Theodore A. Stinson	SVP, Worldwide Sales	$400,000	0%	$400,000

Mr. Gacek

At the time of Mr. Gacek's appointment as our President and CEO his base salary was set at $585,000. Although this base salary was below the median of the base salaries of the CEOs of our Peer Group, the Board of Directors determined that such a base salary was appropriate at that time given that Mr. Gacek was new to the position. In light of Mr. Gacek's leadership during his first year as our President and CEO, and the implementation of the strategy that has positioned the Company for future growth and success, the Board of Directors determined that it was appropriate to increase Mr. Gacek's base salary to $600,000, which approximates the median of the base salaries of the CEOs of our Peer Group.

Other Named Executive Officers

With respect to Ms. Breard, Mr. Clark and Ms. Lee, the Committee, upon the recommendation of Mr. Gacek, agreed to increase the base salary of each by $15,000. The recommendation of Mr. Gacek to raise the base salaries of these named executive officers by $15,000 was based on the following considerations: (i) this increase brings the base salary of each of these named executive officers to a level that is approximately at the market median for comparable executive officer positions, (ii) is reflective of the role and contribution of each within the Company, (iii) provides each with a competitive base salary that will assist the Company in retaining this key executive talent, and (iv) maintains internal equity for comparable executive positions.

The resulting base salaries for Ms. Breard, Mr. Clark and Ms. Lee were, in each case, approximately 5% below the applicable market median. In the case of Mr. Stinson, Mr. Gacek determined, and the Committee agreed, that his current base salary is appropriate in light of the competitive market and the internal positioning of his salary amongst the executive team.

Annual Bonus Plan

Overview of Annual Bonus Plan

The Company maintains an annual bonus program for its employees generally. Under the annual bonus program, our executive officers, other than Mr. Stinson, are eligible to earn annual bonuses through the Company's Executive Officer Incentive Plan (the "Executive Officer Incentive Plan") which was reapproved by our shareholders at last year's annual shareholders meeting. As Senior Vice President, Worldwide Sales, Mr. Stinson participates in the Company's Sales Compensation Plan which provides him with the opportunity to earn sales commissions based on the Company's revenue.

The Executive Officer Incentive Plan, which is structured to support our strategic business plan and reflects the Company's underlying business conditions, is intended to provide competitive annual incentive compensation opportunities to our executive officers while supporting our pay-for-performance philosophy. The Executive Officer Incentive Plan supports this philosophy by directly tying annual cash incentive compensation levels to both corporate and individual performance.

The Executive Officer Incentive Plan provides for the funding of an annual bonus pool based upon the achievement of one or more pre-established financial or operational performance objectives. If the minimum level of performance is achieved and the bonus pool is funded, our executive officers are eligible to receive discretionary bonus awards based on a combination of the level of bonus plan funding, their individual target annual bonus award opportunity and their individual performance for the fiscal year.

Target Annual Bonus Award Opportunity

Each executive officer, other than Mr. Stinson, has a target annual bonus award opportunity under the Executive Officer Incentive Plan that is expressed as a percentage of his or her base salary. Mr. Stinson has a targeted sales commission opportunity under the Sales Compensation Plan equal to his base salary for the fiscal year. Target annual bonus award opportunities, and Mr. Stinson's targeted sales commission opportunity, are reviewed as part of our annual executive compensation review process and are targeted at approximately the market median based on the Market Data.

Executive Officer	Title	Fiscal 2012 Target	Fiscal 2013 Target
Jon W. Gacek	President & CEO	100%	100%
Linda M. Breard	CFO	50%	50%
Robert S. Clark	SVP, Data Protection Group	50%	50%
Janae S. Lee	SVP, File System & Archive	50%	50%
Theodore A. Stinson	SVP, Worldwide Sales	(1)	(1)

(1) Mr. Stinson has a target sales commission opportunity equal to 100% of his annual base salary.

No changes were made to the target annual bonus award opportunities during Fiscal 2013 for any of the named executive officers of the Company. The Committee determined that the target annual bonus award opportunities for all of the named executive officers were aligned with the market median. Although each executive officer has an annual bonus target opportunity, actual bonus awards for our executive officers under the Executive Officer Incentive Plan may be above or below the established target annual bonus award opportunities depending on actual Company and individual performance. However, in no event may an award to any executive officer under the Executive Officer Incentive Plan exceed 150% of the executive officer's annual bonus target opportunity. Under the Executive Officer Incentive Plan, the Committee may eliminate or reduce (but not increase) the actual award that may be paid out to an executive officer, in the Committee's discretion.

Performance Metrics and Targets Under Executive Officer Incentive Plan for Fiscal 2013

For Fiscal 2013, the Committee approved the use of two performance metrics for the Company's annual bonus program, including under the Executive Officer Incentive Plan. In addition to the continued use of non-GAAP operating income as a performance metric for the annual bonus program as was used in the prior fiscal year, the Committee added annual revenue as a second performance metric for Fiscal 2013. While the Committee continues to believe that non-GAAP operating income is an appropriate measure of our financial performance, as it reflects the level of growth resulting from the successful execution of our annual operating plan consistent with producing an appropriate return for our stockholders and satisfying our obligations to our debt holders, the Committee also believes that increasing annual revenue is ultimately the key to the Company's growth and success. (For purposes of the annual bonus program, "non-GAAP operating income" is defined as operating income reduced by acquisition expenses, amortization of intangibles, restructuring charges and share-based compensation charges.)

The Company's annual bonus program provides for the funding of a single bonus pool based upon the achievement of pre-established annual revenue and non-GAAP operating income target performance levels. The target performance levels for Fiscal 2013 were set at the beginning of the fiscal year in conjunction with the approval of our annual operating plan. The annual operating plan is considered and discussed extensively by our Board of Directors and senior management before it is approved by the Board of Directors. The annual revenue and non-GAAP operating income target performance levels for Fiscal 2013 were set at $690.0 million and $65.7 million, respectively. The Committee believed that the achievement of these target levels of annual revenue and operating income performance were consistent with the Company's continuing evolution in becoming a market leader in big data management and data protection and achievement of these target levels would require a high level of performance by our CEO, executive officers and all other employees.

Funding of Executive Officer Incentive Plan and Payment of Bonus Awards for Fiscal 2013

Using a matrix approach, various levels of bonus funding were established under the annual bonus program based upon the achievement of certain levels of annual revenue and non-GAAP operating income performance. At the target performance level of annual revenue of $690.0 million and non-GAAP operating income of $65.7 million, total bonus funding would equal $1.75 million, with incremental bonus funding increasing for performance above the target levels. However, the Committee provided that no bonus funding would occur under the annual bonus program unless and until annual revenue equaled or exceeded the $690.0 million target and non-GAAP operating income equaled or exceeded $55.8 million, or 85% of the target. (At the minimum levels of performance, total funding under the annual bonus program would equal $1.0 million.)

Provided a bonus pool is funded for the annual bonus program, our CEO makes recommendations for bonus awards for our executive officers under the Executive Officer Incentive Plan, other than himself, based on the total level of bonus funding, the individual target annual bonus award opportunities and on his assessment of their individual performance for the fiscal year. The Committee ultimately approves all bonus awards to our executive officers under the Executive Officer Incentive Plan and is not bound by the recommendations of our CEO. The independent members of the Board of Directors determine the bonus award, if any, payable to our CEO under the Executive Officer Incentive Plan from the funded bonus pool.

Following the completion of Fiscal 2013, the Committee compared our actual annual revenue and non-GAAP operating income results to the annual target performance levels. Because our reported financial results for Fiscal 2013, which were revenue of $587.6 million and an operating loss of $4.1 million, respectively, fell short of the minimum performance levels necessary to begin funding the bonus pool, the Committee concluded that no bonus pool would be funded for Fiscal 2013, which resulted in no bonus awards to any of our executive officers under the Executive Officer Incentive Plan.

Sales Compensation Plan for Fiscal 2013

For Fiscal 2013, Mr. Stinson participated in the Company's Sales Compensation Plan. The Sales Compensation Plan is a standard commission plan in which all of the Company's commissioned employees participate and which provides for commission payments based upon sales of the Company's products and the attainment of specified individual quotas. With respect to Mr. Stinson, his commission payments were based on the sale of the Company's branded products. Mr. Stinson's quota for Fiscal 2013 was $276.9 million. During Fiscal 2013, Mr. Stinson did not achieve his annual quota and earned total commissions of $295,712, which was below his annual commission target of $400,000.

Equity Awards

Overview of Annual Equity Award Program

Historically, the cash compensation of our executive officers has been supplemented with long-term equity awards under the Company's long-term incentive plan that tie their overall compensation to the performance of the Company's Common Stock. Equity awards are granted to our executive officers to (i) provide at-risk equity compensation consistent with our pay-for-performance philosophy and (ii) align the interests of our executive officers with those of our stockholders by providing them with significant equity stakes in the Company. The Committee determines, on a discretionary basis, whether an equity award should be granted, the form of any equity award and the number of shares of the Company's Common Stock subject to the equity award.

Establishment of Stock Pool for Annual Equity Awards

Each fiscal year, as part of the development and approval of the Company's annual compensation program, the Company recommends, and the Committee approves, a stock pool for the purpose of granting annual equity awards to our executive officers and other eligible employees. In establishing the size of this stock pool, the following factors are considered:

- The Market Data regarding the size of competitive equity pools;
- The Market Data regarding the competitive size and fair value of equity awards provided to similar executive officers and other employees;
- The resulting impact the stock pool would have on our annual and three-year average burn rates ("burn rate" is defined as the number of shares of the Company's Common Stock subject to stock options granted during the fiscal year plus the number of shares of the Company's Common Stock subject to restricted stock unit awards granted during the fiscal year, with the number of restricted stock units multiplied by a factor of 1.5, divided by the average number of shares of the Company's Common Stock outstanding during the fiscal year); and
- The impact of the stock pool on the remaining shares of stock available for grant under the Company's shareholder-approved long-term incentive plan.

Allocation of Stock Pool

Once the size of the overall stock pool for the fiscal year is approved by the Committee, the Company allocates a portion of the stock pool to be used to grant equity awards to our executive officers as a group. The determination of the allocation of the pool for these equity awards is based on the Company's analysis and assessment of competitive market practices about equity awards, including the total equity fair value typically reserved for and actually granted to similar executive officers based on the Market Data.

Form of Annual Equity Awards

For the past several years, in an on-going effort to reduce the dilution, burn rate, overhang and financial accounting compensation expense resulting from the use of equity awards, the Committee has been granting equity awards in the form of restricted stock units. Additionally, to support the Company's efforts to retain its top executive talent, the Committee has favored granting restricted stock units with service-based vesting because restricted stock units have some financial value regardless of stock price performance and therefore serve as a valuable vehicle for retention purposes. Moreover, since the ultimate value of restricted stock units is directly related to the value of the Company's Common Stock, restricted stock units incent executive officers to achieve the Company's goals and targets and increase the Company's stock price. Accordingly, the Committee believes this strategy of granting equity awards in the form of restricted stock units has served the purposes of retaining executive officers and, consistent with our pay-for-performance philosophy, incenting and rewarding them for performance, and that it also aligns the interests of our executive officers with those of its stockholders. In Fiscal 2013, the Committee maintained this philosophy and determined that the equity awards to be granted to our executive officers would be made in the form of service-based restricted stock units.

Size/Value of Annual Equity Awards

In determining the size of the annual equity awards to be granted individually to our executive officers, the Committee does not establish specific target equity award levels for them. Instead, the Company develops annual equity award grant guidelines for the individual grants. The equity award grant guidelines are developed based on the number of shares of the Company's Common Stock that are available for the granting of equity awards to our executive officers and incorporate a range that permits variation in the individual grants based on different levels of individual performance. Using these guidelines, our CEO makes specific recommendations to the Committee regarding the size of the equity award to be granted to each of our executive officers (other than with respect to his own award). The recommendations of our CEO as to the size of the equity award for each individual executive officer may vary within the established guidelines based on the following factors:

- Individual performance of each executive officer for the prior fiscal year;
- Company financial performance for the prior fiscal year;
- The grant date fair value of equity awards granted to executive officers in similar positions in technology companies of similar size (the "grant date fair value" is equal to the number of restricted stock unit awards

multiplied by the market price of the Company's Common Stock on the date of grant plus the Black-Scholes value of a Company stock option multiplied by the number of stock options granted);

- Internal consistency and comparability in terms of the size of the equity awards among the executive officers; and
- The number, type and current retentive value of the outstanding equity awards held individually by each of the executive officers.

Although our philosophy is to generally target the market median equity award value for our annual equity awards, based on the Market Data, when making equity awards to our executive officers, the value of the resulting equity awards may be above or below the market median award value depending upon the factors noted above as well as the Company's stock price at the time the awards are granted.

The Committee reviews the recommendations of our CEO, including the application of the aforementioned factors to each of our executive officers and ultimately approves the equity awards for the executive officers. The independent members of the Board of Directors apply the same factors in determining the size and form of the equity award for our CEO.

Annual Equity Award Stock Pool for Fiscal 2013

For the Company's Fiscal 2013 equity award program, the Committee approved a total stock pool of 6,500,000 shares of the Company's Common Stock with all such shares to be awarded in the form of restricted stock units. The Committee approved the size of the total stock pool based on the following factors:

- Having a sufficient pool of shares to assist the Company in granting market-competitive equity awards;
- Having a sufficient pool to enable the Company provide equity awards sufficient in size to retain its key management talent;
- Having a sufficient pool to grant equity awards in the form of restricted stock units to continue its philosophy of aligning the interests of our executive officers with those of our stockholders; and
- Having a sufficient pool to grant equity awards to incent our executive officers to improve Company performance and increase the Company's stock price.

The Committee noted that with respect to the total stock pool of 6,500,000 shares, the projected annual burn rate would be 4.06% and the projected three-year burn rate, for the period Fiscal 2011 – Fiscal 2013, would be 4.31%. This three-year burn compared favorably to the applicable ISS three-year burn rate cap of 5.09%.

Fiscal 2013 Annual Equity Awards

Using the factors established for purposes of determining the size of individual equity awards, as noted above, the Committee approved the following annual equity awards to the named executive officers in Fiscal 2013:

Executive Officer	Title	Restricted Stock Units Awarded
Jon W. Gacek	**President & CEO**	**0**
Linda M. Breard	**CFO**	**150,000**
Robert S. Clark	**SVP, Data Protection Group**	**200,000**
Janae S. Lee	**SVP, File System & Archive**	**200,000**
Theodore A. Stinson	**SVP, Worldwide Sales**	**200,000**

Mr. Gacek

When Mr. Gacek was appointed as our President and CEO at the beginning of Fiscal 2012, the Board of Directors provided Mr. Gacek with an equity award that was intended to cover a two-year period (Fiscal 2012 and Fiscal 2013). In keeping with that decision, Mr. Gacek received no equity award grant in Fiscal 2013.

Other Named Executive Officers

Upon the recommendation of Mr. Gacek, the Committee approved equity awards during Fiscal 2013 of 150,000 service-based restricted stock units to Ms. Breard and 200,000 service-based restricted stock units to each of Mr. Clark, Ms. Lee and Mr. Stinson. The grant guidelines established by the Company for the executive officers for Fiscal 2013 ranged from 150,000 restricted stock units to 225,000 restricted stock units. At the time the grant guidelines were established and the equity awards approved, the Company's stock price was approximately $2.00. Based on the grant guidelines, the equity awards would have a value at grant ranging from approximately $300,000 to $450,000.

In approving these annual equity awards, the Committee carefully considered the recommendations of Mr. Gacek which took into account (i) the leadership position of each named executive officer, (ii) the named executive officer's level of individual performance, (iii) the role of each named executive officer and the scope of their responsibilities, (iv) the Company's financial performance for the prior fiscal year, and (v) the current equity holdings of each named executive officer. In addition, Mr. Gacek's recommendations reflected the fact that Ms. Breard had received a significant equity award in Fiscal 2012 in connection with her promotion to CFO and that the roles of Ms. Lee, Mr. Clark and Mr. Stinson had evolved and were critical to the future success of the Company.

The Market Data the Committee reviewed established the median market value for equity awards to executive officers in comparable positions in companies of similar size to be between $450,000 and $600,000. As a result, the Committee noted that the value of the equity awards, $304,500 for Ms. Breard and $406,000 for Mr. Clark, Ms. Lee and Mr. Stinson, was below the applicable market median value but was appropriate based on the level of the Company's overall financial performance for the prior fiscal year. The restricted stock units granted to the named executive officers will vest in equal annual installments over three years.

Timing & Pricing of Equity Awards

We do not have an established schedule for the granting of equity awards. Instead, the Committee makes awards from time to time as necessary. The Committee has instituted a policy that all equity awards will be approved either at a regularly scheduled Committee meeting, with the annual schedule of such meetings established prior to the beginning of the fiscal year, or by unanimous written consent on the first day of each month, or as close as reasonably possible to the first day of the month. The actual grant date for equity awards under this policy is the later to occur of the first day of the month or the day the last member of the Committee approves in writing the equity award grant.

As required by the Company's long-term incentive plan, the exercise price for any stock option grants is set at not less than the closing market price of our Common Stock on the date of grant or, if the date of grant falls on a weekend or holiday, the closing price on the immediately preceding business day.

Aggregate Total Compensation

In assessing the market competitiveness of our executive compensation program, the Committee reviewed the aggregate total compensation of each executive officer (which includes base salary, target annual bonus opportunity and annual equity awards) as compared to the corresponding market median based on the Market Data. Based on the review, the Committee determined that the actual total compensation paid for Fiscal 2013 to each named executive officer, other than Mr. Stinson, was substantially less than the market median both because there was no annual bonus paid under the Executive Officer Incentive Plan and because the value of the annual equity awards was less than the market. In the case of Mr. Stinson, his total compensation for Fiscal 2013 approximated the market median primarily as a result of the commissions he was paid during Fiscal 2013.

Perquisites and Other Benefits

Perquisites - We offer Company-paid financial counseling and tax preparation services to our executive officers and non-executive vice presidents. Our executive officers are entitled to receive up to $6,000 in their initial year of participation, and an additional $3,500 per year thereafter to reimburse them for the cost of such services. The Committee considers this expense to be minimal and appropriate given the level of the executive officers' responsibilities. Other than this perquisite and the non-qualified deferred compensation plan discussed below, we do not provide any other perquisites or personal benefits to our executive officers that are not available to all other full time employees.

Employee Stock Purchase Plan - We offer all employees, including our executive officers, the ability to acquire shares of the Company's Common Stock through a tax-qualified employee stock purchase plan. This plan allows employees to purchase shares of the Company's Common Stock at a 15% discount relative to the market price. The Committee believes that the ESPP is a cost efficient method of encouraging employee stock ownership.

Health and Welfare Benefits - We offer health, welfare, and other benefit programs to substantially all full-time employees. We share the cost of health and welfare benefits with our employees, the cost of which is dependent on the level of coverage an employee elects. The health and welfare benefits offered to our executive officers are identical to those offered to other full time employees.

Qualified Retirement Benefits – All U.S. based employees, including our executive officers, are eligible to participate in the Company's tax-qualified 401(k) Savings Plan. Participants may defer cash compensation up to statutory IRS limits and may receive a discretionary matching Company contribution. The matching contribution for our executive officers is reported in a footnote to the Summary Compensation Table. Participants direct their own investments in the Company's tax-qualified 401(k) Savings Plan, which does not include an opportunity to invest in shares of the Company's Common Stock.

Non-Qualified Deferred Compensation Plan - We maintain a non-qualified deferred compensation plan which allows select employees, including our executive officers, to contribute a portion of their base salary and annual bonus payouts to an irrevocable trust for the purpose of deferring federal and state income taxes. Participants direct the deemed investment of their deferred accounts among a pre-selected group of investment funds, which does not include shares of the Company's Common Stock. The deemed investment accounts mirror the investment options available under the Company's 401(k) Savings Plan. Participants' deferred accounts are credited with interest based on their deemed investment selections. Participants may change their investment elections on a daily basis, the same as they may under the Company's 401(k) Savings Plan. We do not make employer or matching contributions to the deferred accounts under the non-qualified deferred compensation plan. We offer the non-qualified deferred compensation plan as a competitive practice to enable us to attract and retain top talent. During Fiscal 2013, none of our executive officers participated in the non-qualified deferred compensation plan.

Change of Control Severance Policy, Employment Agreements and Severance Agreements

Change of Control Agreements

We have entered into change of control agreements with our executive officers, whereby in the event of a "change of control" of the Company, which is defined to include, among other things, a merger or sale of all or substantially all of the assets of the Company or a reconstitution of the Board of Directors, and, within 12 months of the change of control, there is an "Involuntary Termination" of such executive officer's employment, then the executive officer is entitled to specified payments and benefits. The agreements define an "Involuntary Termination" to include, among other things, any termination of employment of the executive officer by the Company without "cause" or a significant reduction of the executive officer's duties without his or her express written consent. The change of control agreements do not provide for the payment of any tax gross-up to offset any excise tax incurred as a result of any payment under the agreements.

The purpose of these change of control agreements is to ensure that we will have the continued dedication of our executive officers by providing such individuals with compensation arrangements that are competitive with those of the executives of the companies in our Peer Group, to provide sufficient incentive to the individuals to remain employed with us, to enhance their financial security, as well as protect them against unwarranted termination in the event of a change of control of the Company. The Board of Directors believes that this policy serves the best interests of stockholders because it eliminates management's self-interest considerations during a potential change of control at a cost that is both appropriate and reasonable.

The benefits that would be provided to Mr. Gacek, as President and CEO, in the event of both a change of control of the Company and a qualifying termination of employment would be:

- a lump sum payment equal to 200% of his then established base compensation;
- a lump sum payment equal to 200% of his target annual bonus;
- payment of COBRA premiums for twelve (12) months; and
- vesting of any unvested equity-based compensation award then held by him.

The benefits that would be provided to our other executive officers in the event of both a change of control of the Company and a qualifying termination of employment would be:

- a lump sum payment equal to 150% of the executive officer's then established base compensation;
- a lump sum payment equal to 150% of the executive officer's target annual bonus;
- payment of COBRA premiums for twelve (12) months; and
- vesting of any unvested equity-based compensation award then held by the executive officer.

In all cases, these payments and benefits are subject to the executive officer's execution of a release of claims in favor of the Company.

Employment Offer Letter

Except for the offer letter with Mr. Gacek described below, we do not have employment agreements with any of our named executive officers. Each of our named executive officer's employment is at will and the named executive officer may be terminated at any time and for any reason, with or without notice.

We entered into an offer letter with Mr. Gacek, effective April 1, 2011, in connection with his appointment as President and CEO. This offer letter replaces the offer letter we entered into with Mr. Gacek at the time Mr. Gacek was originally hired by the Company in 2006. The April 1, 2011 offer letter was entered into in order to secure the services of Mr. Gacek and provided for an initial base salary of $585,000, a target annual bonus award opportunity under the Executive Officer Incentive Plan of 100% of base salary, and a grant of 1,300,000 stock options and 300,000 restricted stock units. This offer letter also provides for the payment of a severance benefit of twelve months of base salary and benefits coverage for twelve months in the event of a qualifying termination of employment that is not associated with a change of control of the Company, subject to his execution of a separation agreement and general release.

The purpose of this offer letter is to ensure that the Company will have the continued dedication of Mr. Gacek as President and CEO by providing sufficient incentive to him to remain with us and to enhance his financial security. The Board of Directors believes that this offer letter serves the best interests of stockholders because it enables us to secure the services of Mr. Gacek at a cost that is both appropriate and reasonable.

Stock Ownership Guidelines

We maintain stock ownership guidelines for our President and CEO and for our non-employee directors. For our President and CEO, these stock ownership guidelines require him to acquire and hold shares of the Company's Common Stock with a value at least equal to three times his annual base salary. For our non-employee directors, these stock ownership guidelines require them to acquire and hold shares of the Company's Common Stock with a value at least equal to three times the directors' annual retainer. The measurement date for compliance with the stock ownership guidelines is the last day of each fiscal year. The stock ownership guidelines are required to be met by the later of five years from (i) the date the guidelines were adopted or (ii) the date an individual first becomes subject to the guidelines. As of the last day of Fiscal 2013, Mr. Gacek, who was appointed our President and CEO on the first day of Fiscal 2012, and Mr. Roberson and Mr. Krall, who were first appointed to the Board of Directors during Fiscal 2012, had not yet met the applicable stock ownership guidelines. However, in each case, these individuals have several years in which to reach the ownership requirement. While the Committee encourages executive share ownership for our other executive officers, we do not currently require those executive officers to own shares of our stock with a minimum stated value.

Anti-Hedging Policy

We maintain an insider trading policy which prohibits, absent prior approval from the Company's General Counsel, buying Company shares on margin or using or pledging owned shares as collateral for loans and engaging in transactions in publicly-traded options, such as puts and calls, and other derivative securities with respect to the Company's securities. This extends to any hedging or similar transaction designed to decrease the risks associated with holding Company securities. All of our executive officers are subject to the Company's insider trading policy.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code ("Section 162(m)") imposes limitations on the deductibility for federal income tax purposes of remuneration in excess of $1 million paid to certain executive officers in a taxable year. Generally, remuneration in excess of $1 million may only be deducted if it is "performance-based compensation" within the meaning of the Internal Revenue Code.

The Executive Officer Incentive Plan allows the Committee to pay compensation that qualifies as performance-based compensation under Section 162(m). While we currently seek to preserve deductibility of compensation paid to our executive officers under Section 162(m), flexibility to provide compensation arrangements necessary to recruit and retain outstanding executives is maintained. In particular, full preservation of tax deductibility may not be possible if non-performance-based restricted stock units continue to play a significant role in our executive compensation program since such restricted stock units are not deemed to be performance-based under Section 162(m). With respect to our executive officers, no portion of their compensation in Fiscal 2013 was determined to be non-deductible under Section 162(m).

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code ("Section 409A") imposes additional significant taxes in the event that an executive officer, director or other service provider receives deferred compensation that does not meet the requirements of Section 409A. Section 409A applies to traditional nonqualified deferred compensation plans, certain severance arrangements, and certain equity awards. As described above, we maintain a non-qualified deferred compensation plan, have entered into severance and change of control agreements with our executive officers and grant equity awards. However, to assist in the prevention of adverse tax consequences under Section 409A, we structure our equity awards in a manner intended to comply with or be exempt from the applicable requirements of Section 409A. With respect to our non-qualified deferred compensation plan and the severance and change of control agreements, we have determined that the plan and such agreements are in compliance with or are exempt from Section 409A.

Accounting Considerations

We follow the applicable accounting rules for our equity-based compensation. The applicable accounting rules require companies to calculate the grant date fair value of equity-based awards. This calculation is performed for accounting purposes and reported in the compensation tables, even though the equity award recipients may never realize any value from their awards. The applicable accounting rules also require companies to recognize the compensation cost of their equity-based awards in their income statements over the period that a recipient is required to render service in exchange for the equity award.

REPORT OF THE LEADERSHIP AND COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS[1]

We, the Leadership and Compensation Committee of the Board of Directors, have reviewed and discussed the Compensation Discussion and Analysis ("CD&A") within this Proxy Statement with the management of the Company. Based on such review and discussion, we have recommended to the Board of Directors that the CD&A be included as part of this Proxy Statement.

Submitted by the Leadership and Compensation Committee of the Board of Directors:

MEMBERS OF THE LEADERSHIP AND COMPENSATION COMMITTEE

David A. Krall, Chair
Elizabeth A. Fetter
Joseph A. Marengi
Jeffrey C. Smith

(1) This report of the Leadership and Compensation Committee of the Board of Directors shall not be deemed "soliciting material," nor is it to be deemed filed with the SEC, nor incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

RISKS RELATED TO COMPENSATION POLICIES AND PRACTICES

Annually, we conduct a risk assessment of our compensation policies and practices for our employees, including those relating to our executive compensation program, and discuss the findings of this risk assessment with the Committee. The Committee directed Compensia to conduct this assessment for us. Our risk assessment includes a detailed analysis of our compensation programs in which employees at all levels of the organization may participate, including our executive officers. We believe that our compensation programs have been appropriately designed to attract and retain talent and properly incent our employees. Generally, our programs are designed to pay for performance and, thus, provide incentive-based compensation that encourages appropriate risk-taking. These programs contain various mitigating features, however, to ensure our employees, including our executive officers, are not encouraged to take excessive or unnecessary risks in managing our business. These features include:

- Independent oversight of the compensation programs by the Committee;
- Discretion provided to the Committee to set targets, monitor performance and determine final payouts;
- Additional oversight of the compensation programs by a broad-based group of functions within the Company, including Human Resources, Finance and Legal and at multiple levels within the Company;
- A balanced mix of compensation programs that focus our employees on achieving both short and long-term objectives and that provide a balanced mix of cash and equity compensation;
- An annual review by the Committee of target compensation levels for our executive officers, including a review of the alignment of executive compensation with performance;
- Caps on the maximum funding under the Company's annual bonus program, including the Executive Officer Incentive Plan and the Quantum Incentive Plan;
- An insider trading policy which prohibits, absent prior approval from the Company's General Counsel, buying Company shares on margin or using or pledging owned shares as collateral for loans and engaging in transactions in publicly-traded options, such as puts and calls, and other derivative securities with respect to the Company's securities. This extends to any hedging or similar transaction designed to decrease the risks associated with holding Company securities;
- Incentives focused on the use of a reportable and broad-based internal financial metrics (annual revenue and non-GAAP operating income);
- Pay positioning targeted at the market median based on a reasonable competitive peer group and published surveys; and
- Multi-year service-based vesting requirements with respect to equity awards.

Based on the assessment conducted for Fiscal 2013, we believe that our compensation programs are not likely to create excessive risks that might adversely affect the Company.

EXECUTIVE COMPENSATION

The following table lists the compensation for our named executive officers for Fiscal 2013.

Summary Compensation Table

Name and Title	Year	Salary[1]	Bonus[2]	Stock Awards [3]	Option Awards [3]	Non-Equity Incentive Plan Compensation[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5]	All Other Compensation [6]	Total
Jon W. Gacek	2013	$ 595,962	$ 0	$ 0	$ 0	$0	$0	$ 4,480	$ 600,442
President and	2012	$ 582,462	$ 0	$ 756,000	$ 2,450,370	$0	$0	$ 8,864	$ 3,797,696
Chief Executive Officer	2011	$ 413,025	$ 60,000	$ 465,000	$ 0	$0	$0	$ 7,500	$ 945,525
Linda M. Breard	2013	$ 335,962	$ 0	$ 304,500	$ 0	$0	$0	$ 8,829	$ 649,291
Chief Financial	2012	$ 325,000	$ 0	$1,011,000	$ 0	$0	$0	$ 7,246	$ 1,343,246
Officer	2011	$ 272,934	$ 15,000	$ 186,000	$ 0	$0	$0	$ 6,822	$ 480,756
Robert S. Clark	2013	$ 335,962	$ 0	$ 406,000	$ 0	$0	$0	$ 7,621	$ 749,583
Senior Vice President, Data Protection Group	2012	$ 316,153	$ 0	$ 572,900	$ 0	$0	$0	$ 8,279	$ 897,332
Janae S. Lee	2013	$ 340,952	$ 0	$ 406,000	$ 0	$0	$0	$ 5,321	$ 752,273
Senior Vice President, File System & Archive	2012	$ 324,605	$ 0	$ 572,900	$ 0	$0	$0	$ 5,527	$ 903,032
Theodore A.	2013	$ 400,000	$ 0	$ 406,000	$ 0	$ 295,712	$0	$ 5,305	$ 1,107,017
Stinson Senior Vice President, Worldwide Sales	2012	$ 315,385	$ 0	$1,253,750	$ 275,813	$ 217,526	$0	$ 0	$ 2,062,474

(1) The amounts reported in the Salary column for Fiscal 2013 represent the dollar value of the cash base salaries earned in Fiscal 2013.

(2) No bonuses were paid to our named executive officers with respect to Fiscal 2013.

(3) The amounts reported as the value of the equity awards were computed in accordance with ASC 718. The assumptions used in the calculation of the value are disclosed under "Stock Incentive Plans and Share-Based Compensation" in the Company's Annual Report on Form 10-K filed with the SEC on or about June 7, 2013. The actual amount realized by the named executive officer with respect to their option awards, if any, will depend on the difference between the market price of the Company's Common Stock on the date the option is exercised and the exercise price.

(4) No cash bonuses were paid under the Company's Executive Officer Incentive Plan to our named executive officers with respect to Fiscal 2013. Mr. Stinson received total cash commission payments of $295,712 under the Sales Compensation Plan in Fiscal 2013.

(5) There is no Change in Pension Value and no Non-Qualified Deferred Compensation Earnings reportable as the Company does not maintain a defined benefit or actuarial pension plan nor were there any above market or preferential earnings on compensation that was deferred.

(6) The amounts listed in All Other Compensation column of the Summary Compensation Table for Fiscal 2013 consist of the following:

Name	401(k) Matching Contributions	Severance Payments	Financial Planning[a]	Other Comp[b]
Jon W. Gacek	$ 3,563	$ 0	$ 917	$ 0
Linda M. Breard	$ 8,496	$ 0	$ 133	$ 200
Robert S. Clark	$ 7,621	$ 0	$ 0	$ 0
Janae S. Lee	$ 5,321	$ 0	$ 0	$ 0
Theodore A. Stinson	$ 0	$ 0	$ 5,305	$ 0

(a) Payments include reimbursement for financial counseling and tax preparation services.
(b) Payment includes reimbursement for fitness center membership.

Grants of Plan-Based Awards

The following table presents information on plan-based awards granted to our named executive officers during Fiscal 2013.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1] Threshold ($)	Target ($)	Maximum ($)[5]	Estimated Future Payouts Under Equity Incentive Plan Awards [2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[3]
Jon W. Gacek		—	$600,000	$900,000	—	—	—	—	—	—	—
Linda M. Breard	7/1/12	—	—	—	—	—	—	150,000[4]	—	$2.03	$304,500
		—	$170,000	$255,000	—	—	—	—	—	—	—
Robert S. Clark	7/1/12	—	—	—	—	—	—	200,000[4]	—	$2.03	$406,000
		—	$170,000	$255,000	—	—	—				
Janae S. Lee	7/1/12	—	—	—	—	—	—	200,000[4]	—	$2.03	$406,000
		—	$172,495	$258,742	—	—	—	—	—	—	—
Theodore A. Stinson	7/1/12	—	—	—	—	—	—	200,000[4]	—	$2.03	$406,000
		—	$400,000[6]	—	—	—	—	—	—	—	—

(1) The amounts reported reflect the target payments under the Company's Executive Officer Incentive Plan. In June of each year, the Leadership and Compensation Committee (and in the case of the CEO, the independent members of the Board of Directors) annually review and approve the named executive officers' bonus targets. No cash bonuses were paid under the Company's Executive Annual Incentive Plan to the named executive officers for Fiscal 2013.

(2) In Fiscal 2013, there were no equity incentive plan awards made to any of the named executive officers.

(3) The amounts reported were computed in accordance with ASC 718. The assumptions used in the calculation of the value are disclosed under "Stock Incentive Plans and Share-Based Compensation" in the Company's Annual Report on Form 10-K filed with the SEC on or about June 7, 2013. The actual amount realized by the named executive officer with respect to their option awards, if any, will depend on the difference between the market price of the Company's Common Stock on the date the option is exercised and the exercise price.

(4) Restricted stock units will vest (based on continued employment) annually over three years beginning July 1, 2012.

(5) Although the Company's Executive Officer Incentive Plan provides that no executive officer's actual award under the plan may, for any period of three consecutive fiscal years, exceed $15 million, for Fiscal 2013, the Committee adopted an annual payout cap of 150% of the executive officer's annual bonus payment target.

(6) Amount reflects sales commission payments made pursuant to the Fiscal Year 2013 Sales Compensation Plan.

Outstanding Equity Awards at Fiscal Year End 2013

The following table provides information with respect to outstanding stock options and restricted stock unit awards held by our named executive officers as of March 31, 2013.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Jon W. Gacek	622,916[1]	677,084[1]		$2.52	4/1/18	83,333[7]	$106,666		
	500,000[2]			$0.98	7/1/16	200,000[8]	$256,000		
	225,000[3]			$3.17	6/30/14				
	1,000,000[4]			$2.15	8/22/13				
	179,268[5]			$1.71	8/13/13				
	119,512[6]			$1.52	8/13/14				
Linda M. Breard	187,500[2]			$0.98	7/1/16	33,333[7]	$42,666		
						200,000[9]	$256,000		
						150,000[10]	$192,000		
Robert S. Clark	72,916[11]	27,084[11]		$2.59	4/1/17	8,333[13]	$10,666		
	37,500[2]			$0.98	7/1/16	20,000[7]	$25,600		
	14,584[12]			$0.77	4/1/16	113,333[9]	$145,066		
						200,000[10]	$256,000		
Janae S. Lee	250,000[2]			$0.98	7/1/16	28,333[7]	$36,266		
	200,000[14]	0[14]		$4.00	10/31/14	113,333[9]	$145,066		
						200,000[10]	$256,000		
Theodore A. Stinson	54,687[15]	70,313[15]		$2.95	6/13/18	283,333[16]	$362,666		
						200,000[10]	$256,000		

(1) Granted 4/1/11; 25% vested on 4/1/12 and remainder will vest 1/48th monthly subject to executive's continued employment.

(2) Granted 7/1/09; 25% vested on 7/1/10, 50% vested on 7/1/11, and 25% vested on 7/1/12.

(3) Granted 6/30/07; vested annually in equal installments over three years beginning 7/1/07.

(4) Granted 8/22/06; 33% vested on 8/22/07 and 67% vested monthly in equal installments over two years beginning 08/22/07.

(5) Granted 8/22/06; 75% vested on 8/22/06 and 25% vested on 8/25/06.

(6) Granted 8/22/06; 50% vested on 8/22/06 and 50% vested on 8/25/06.

(7) Granted 7/1/10; vesting annually in equal installments over three years beginning 7/1/10 subject to executive's continued employment.

(8) Granted 4/1/11; vesting annually in equal installments over three years beginning 4/1/11 subject to executive's continued employment.

(9) Granted 7/1/11; vesting annually in equal installments over three years beginning 7/1/11 subject to executive's continued employment.

(10) Granted 7/1/12; vesting annually in equal installments over three years beginning 7/1/12 subject to executive's continued employment.

(11) Granted 4/1/10; 25% vested on 4/1/11 and remainder vests 1/48th monthly subject to executive's continued employment.

(12) Granted 4/1/09; 25% vested on 3/1/10 and remainder vests 1/48th monthly subject to executive's continued employment.

(13) Granted 4/1/10; vesting annually in equal installments over three years beginning 4/1/10 subject to executive's continued employment.

(14) Granted 10/31/07; 25% vested on 11/1/08 and remainder vests 1/48th monthly subject to executive's continued employment.

(15) Granted 6/13/11; 25% will vest on 6/13/12 and remainder vests 1/48th monthly subject to executive's continued employment.

(16) Granted 6/13/11; vesting annually in equal installments over three years beginning 6/13/11 subject to executive's continued employment.

Note: The table above uses a price of $1.28 per share, the market price of the Company's Common Stock as of March 31, 2013 to calculate the market value of shares or units that have not vested.

Option Exercises and Stock Vested in Fiscal 2013

The following table provides information on stock option exercises and restricted stock and restricted stock unit vesting for our named executive officers during Fiscal 2013.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Jon W. Gacek	—	—	188,333	$ 431,166
Linda M. Breard	—	—	133,333	$ 270,666
Robert S. Clark	—	—	85,000	$ 177,466
Janae S. Lee	—	—	85,000	$ 172,550
Theodore A. Stinson	—	—	141,667	$ 286,167

(1) The amount reported is calculated as the difference between the market price of the underlying shares of the Company's Common Stock at the date of exercise and the exercise or base price of the options.

(2) The amount reported is calculated by multiplying the number of shares that vested by the market price of the underlying shares of the Company's Common Stock on the vesting date.

Nonqualified Deferred Compensation

The Company's Nonqualified Deferred Compensation Plan is discussed under the section entitled "Compensation Discussion and Analysis — Perquisites and Other Benefits - Non-Qualified Deferred Compensation Plan." In Fiscal 2013, no named executive officers elected to defer compensation under this Plan and no named executive officer maintains a balance in this Plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above and under the agreements as they existed on the last day of Fiscal 2013 for our named executive officers. Payments and benefits are estimated assuming that the triggering event took place on the last business day of Fiscal 2013 (March 31, 2013), outstanding equity awards were not assumed or substituted for in connection with a change of control of the Company, and the price per share of the Company's Common Stock is the closing price on the NYSE as of that date ($1.28). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits differs with respect to such triggering event. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be substantially different.

Name	Type of Benefit	Potential Payments Upon: Involuntary Termination within 12 Months After a Change of Control	Involuntary Termination Not Associated with a Change of Control
Jon W. Gacek	Cash Severance Payments	$2,400,000	$600,000
	Vesting Acceleration[(1)]	$362,666	$0
	Continued Coverage of Employee Benefits[(2)]	$24,999	$24,999
	Total Termination Benefits:	$2,787,665	$624,999
Linda M. Breard	Cash Severance Payments	$765,000	$0
	Vesting Acceleration[(1)]	$490,666	$0
	Continued Coverage of Employee Benefits[(2)]	$14,190	$0
	Total Termination Benefits:	$1,269,856	$0
Robert S. Clark	Cash Severance Payments	$765,000	$0
	Vesting Acceleration[(1)]	$437,332	$0
	Continued Coverage of Employee Benefits[(2)]	$13,575	$0
	Total Termination Benefits:	$1,215,907	$0
Janae S. Lee	Cash Severance Payments	$766,228	$0
	Vesting Acceleration[(1)]	$437,332	$0
	Continued Coverage of Employee Benefits[(2)]	$25,227	$0
	Total Termination Benefits:	$1,228,787	$0
Theodore A. Stinson	Cash Severance Payments	$1,200,000	$0
	Vesting Acceleration[(1)]	$618,666	$0
	Continued Coverage of Employee Benefits[(2)]	$25,164	$0
	Total Termination Benefits:	$1,843,830	$0

(1) Reflects the aggregate market value of outstanding and unvested stock option grants and restricted stock unit awards. For unvested stock options, the aggregate market value is computed by multiplying (i) the difference between $1.28 and the exercise price of the option, by (ii) the number of shares of the Company's Common Stock underlying the unvested stock options at March 31, 2013. For unvested restricted stock unit awards, the aggregate market value is computed by multiplying (i) $1.28, by (ii) the number of unvested restricted stock unit awards outstanding at March 31, 2013. In the event of vesting acceleration or other modifications of share-based awards, we account for such modifications in accordance with ASC 718.

(2) Assumes continued coverage of employee benefits at the Fiscal 2013 COBRA premium rate for health, dental, and vision coverage.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS[1]

The Audit Committee was established primarily to: (i) provide oversight of Quantum's accounting and financial reporting processes and the audit of Quantum's financial statements; and (ii) assist the Board of Directors in the oversight of: (a) the integrity of Quantum's financial statements; (b) Quantum's compliance with legal and regulatory requirements; (c) the independent registered public accounting firm's performance, qualifications and independence; and (d) the performance of Quantum's internal audit function.

The Audit Committee, after appropriate review and discussion, determined that it had fulfilled its responsibilities under its charter this year. The Audit Committee has reviewed and discussed the Consolidated Financial Statements for Fiscal 2013 with management and the Company's independent registered public accounting firm; and management represented to the Audit Committee that Quantum's Consolidated Financial Statements were prepared in accordance with generally accepted accounting principles. This review included a discussion with management of the quality, not merely the acceptability, of Quantum's accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosure in Quantum's Consolidated Financial Statements. The Audit Committee discussed with the Company's independent registered public accounting firm matters required to be discussed by statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit

Committee received from the independent registered public accounting firm the written disclosures and the letter from the auditors required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and discussed with the independent registered public accounting firm the independent accountant's independence. In reliance on these views and discussions, and the report of the Company's independent registered public accounting firm, the Audit Committee has recommended to the Board, and the Board has approved, the inclusion of the audited Consolidated Financial Statements in Quantum's Annual Report on Form 10-K for the year ended March 31, 2013 for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors:

MEMBERS OF THE AUDIT COMMITTEE

David E. Roberson, Chair
Paul R. Auvil
Thomas S. Buchsbaum

(1) This report of the Audit Committee of the Board of Directors shall not be deemed "soliciting material," nor is it to be deemed filed with the SEC, nor incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

AUDIT AND AUDIT-RELATED FEES

The following table shows the fees billed for various professional services by PricewaterhouseCoopers LLP for Fiscal 2013 and Fiscal 2012:

Amounts in thousands

	2013 Total	2012 Total
Audit Fees (1)	$ 1,199	$ 1,241
Audit-related Fees	37	2
Tax Fees (2)	58	189
All Other Fees	—	—
Total	$ 1,294	$ 1,432

(1) Audit fees include the audit of Quantum's annual financial statements, review of financial statements included in Quantum's Quarterly Reports on Form 10-Q and services that are normally provided by the independent registered public accounting firm in connection with foreign statutory and regulatory filings or engagements for those fiscal years and include services in connection with assisting the Company in its compliance with its obligations under Section 404 of the Sarbanes-Oxley Act and related regulations. Audit fees also include advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements, including the application of proposed accounting rules, statutory audits required by non-U.S. jurisdictions and the preparation of an annual "management letter" containing observations and discussions on internal control matters.

(2) This category consists of professional services rendered by PricewaterhouseCoopers LLP for tax compliance and tax consulting. The tax compliance services principally include preparation and/or review of various tax returns, assistance with tax return supporting documentation and tax return audit assistance. The tax consulting services principally include advice regarding mergers and acquisitions, international tax structure and other strategic tax planning opportunities. All such services were approved by the Audit Committee.

In accordance with Audit Committee policy and the requirements of law, all services to be provided by the Company's independent registered public accounting firm are pre-approved by the Audit Committee. This is to avoid potential conflicts of interest that could arise if the Company received specified non-audit services from its auditing firm. Annually, the Audit Committee pre-approves appropriate audit, audit-related and tax services which are listed on a general approval schedule that the Company's independent registered public accounting firm may perform for the Company. Where such services are expected to require more than ten hours of such firm's billable senior partner or the equivalent time, the Company must notify the Audit Committee of the auditing firm's performance of such services. For all services to be performed by the Company's independent registered public accounting firm that are not specified in the general pre-approval schedule, the Company must obtain specific engagement approval from the Audit Committee for such services in advance. The Audit Committee receives all notifications and requests relating to the independent registered public accounting firm's performance of services for the Company. The Audit Committee will review and make changes to the services listed under the general approval schedule on an annual basis and otherwise from time to time as necessary.

In Fiscal 2013, the Company's independent registered public accounting firm attended all meetings of the Audit Committee. The Audit Committee believes that the provision of services by the Company's independent registered public accounting firm described above is compatible with maintaining such firm's independence from the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of June 2, 2013 certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the named executive officers and (iv) all current directors and executive officers as a group. Unless otherwise indicated, the business address for the beneficial owners listed below is 1650 Technology Drive, Suite 700, San Jose, CA 95110.

Name	Number of Shares Beneficially Owned[1]	Approximate Percentage of Class[2]
Amici Capital, LLC 666 Fifth Avenue, 34th floor New York, NY 10103	19,822,398 [3]	8.14%
BlackRock Inc. 55 East 52nd Street New York, NY 10055	12,926,180 [4]	5.31%
FMR LLC 82 Devonshire St. Boston, MA 02109	25,447,028 [5]	10.45%
Private Capital Management, L.P. 8889 Pelican Bay Blvd., Suite 500 Naples, FL 34108	19,871,864 [6]	8.16%
Soros Fund Management LLC 888 Seventh Avenue, 33rd floor New York, NY 10106	30,230,223 [7]	12.42%
Starboard Value LP 830 Third Avenue, 3rd Floor New York, NY 10022	44,243,875 [8]	18.18%
Vanguard Group Inc. PO Box 2600 Valley Forge, PA 19482	13,636,121 [9]	5.6%
Paul R. Auvil III	372,500 [10]	*
Linda M. Breard	586,670 [11]	*
Michael A. Brown	393,868 [12]	*
Thomas S. Buchsbaum	350,060 [13]	*
Robert S. Clark	393,639 [14]	*
Elizabeth A. Fetter	250,392 [15]	*
Jon W. Gacek	3,706,998 [16]	1.52%
David A. Krall	95,990 [17]	*
Janae S. Lee	725,665 [18]	*
Joseph A. Marengi	338,854 [19]	*
David E. Roberson	91,254 [20]	*
Jeffrey C. Smith	44,243,875 [21]	18.18%
Theodore A. Stinson	433,141 [22]	*
All current directors and executive officers as a group (15 persons)	54,609,484 [23]	22.44%

(*) Less than 1%.

(1) Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to the Company's knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.

(2) Applicable percentage ownership is based on 243,404,056 shares of Common Stock outstanding as of June 2, 2013. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. Shares of

Common Stock subject to options currently exercisable, or exercisable within 60 days after June 2, 2013, are considered beneficially owned by the holder, but such shares are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(3) Information is based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2013 by Amici Capital, LLC ("Amici Capital"), certain other affiliated entities, A. Alex Porter and Paul E. Orlin. Porter Orlin LLC changed its name to Amici Capital, LLC effective as of December 31, 2012. Amici Capital, A. Alex Porter and Paul E. Orlin each beneficially own and have shared voting and dispositive power with respect to 19,822,398 shares. Amici Capital's affiliated entities each beneficially own and have shared voting and dispositive power with respect to the following shares: 9,784,584 shares (Amici Fund International, Ltd.), 9,697,814 shares (CF Advisors LLC), 6,128,404 shares (Amici Qualified Associates, L.P.), 2,028,504 shares (Amici Associates L.P.), 1,540,906 shares (The Collectors' Fund L.P.) and 340,000 shares (the Third Party Fund A).

(4) Information is based on a Schedule 13G filed with the Securities and Exchange Commission on January 30, 2013 by BlackRock Inc. on its own behalf and on behalf of certain of its subsidiaries.

(5) Information is based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2013 by FMR LLC ("FMR") on its own behalf and on behalf of its wholly-owned subsidiary Fidelity Management & Research Company ("Fidelity") and the FMR chairman Edward C. Johnson 3d. FMR and Edward C. Johnson 3d each has sole dispositive power over 25,447,028 shares and sole power to vote or to direct the voting of none of the shares. Fidelity is the beneficial owner of 25,447,028 shares of Quantum's Common Stock.

(6) Information is based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 15, 2013 by Private Capital Management, L.P., a Delaware limited partnership ("PCM"). PCM has sole voting and dispositive power with respect to 2,594,755 shares, shared voting power with respect to 7,134,973 shares and shared dispositive power with respect to 17,277,109 shares. PCM exercises shared voting authority with respect to shares held by those PCM clients that have delegated proxy voting authority to PCM. Such delegation may be granted or revoked at any time at the client's discretion. PCM disclaims beneficial ownership of shares over which it has dispositive power and disclaims the existence of a group.

(7) Information is based on a Schedule 13G/A filed with the Securities and Exchange Commission on May 29, 2012 by Soros Fund Management LLC ("SFM LLC"), George Soros and Robert Soros. SFM LLC, George Soros and Robert Soros may be deemed to be the beneficial owner of these shares issuable upon the conversion of Quantum Corporation's 3.50% Convertible Senior Note due on November 15, 2015. SFM LLC has sole voting and dispositive power with respect to 30,230,223 shares. George and Robert Soros have shared voting and dispositive power with respect to 30,230,223 shares.

(8) Information is based on the Schedule 13D and Schedules 13D/A filed with the Securities and Exchange Commission on November 1, 2012, March 15, 2013 and May 15, 2013, respectively and on Form 3 and Forms 4 filed with the Securities and Exchange Commission on November 1, 2012, March 15, 2013, April 3, 2013 and April 8, 2013, respectively by Starboard Value LP and its affiliates. Starboard Value and Opportunity Master Fund Ltd. ("Starboard V&O Fund") beneficially owns and has sole voting and dispositive power with respect to 26,128,823 shares, which includes 11,511,839 shares issuable upon the conversion of Quantum Corporation's 4.50% convertible senior notes due November 2017 (the "Notes"). Starboard Value and Opportunity S LLC ("Starboard LLC") beneficially owns and has sole voting and dispositive power with respect to 5,862,924 shares, which includes 2,586,521 shares issuable upon the conversion of the Notes. Starboard Value and Opportunity C LP ("Starboard Value C LP") beneficially owns and has sole voting and dispositive power with respect to 3,008,940 shares, which includes 333,940 shares issuable upon the conversion of the Notes. Starboard Value R LP ("Starboard R LP"), as the general partner of Starboard C LP, and Starboard Value R GP LLC, as the general partner of Starboard R LP, may each be deemed to beneficially own and have sole voting and dispositive power with respect to the shares owned by Starboard C LP. As of the date hereof, 9,243,188 shares were held in an account managed by Starboard Value LP (the "Starboard Value LP Account"), which includes 4,116,575 shares issuable upon the conversion of the Notes. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account, and as the manager of Starboard LLC, may be deemed to be the beneficial owner of the aggregate of 44,243,875 shares owned by Starboard V&O Fund, Starboard LLC, Starboard C LP and held in the Starboard Value LP Account. Each of Starboard Value GP LLC ("Starboard Value GP"), as the general partner of Starboard Value LP, Starboard Principal Co LP ("Principal Co"), as a member of Starboard Value GP, Starboard Principal Co GP LLC ("Principal GP"), as the general partner of Principal Co, may be deemed to beneficially own and have sole voting and dispositive power with respect to the aggregate of 44,243,875 shares owned by Starboard V&O Fund, Starboard LLC, Starboard C LP and held in the Starboard Value LP Account. Each of Messrs. Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, as members of Principal GP and as members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed to beneficially own and have shared voting and dispositive power with respect to the aggregate of 44,243,875 shares owned by Starboard V&O Fund, Starboard LLC, Starboard C LP and held in the Starboard Value LP Account.

(9) Information is based on a Schedule 13G filed with the Securities and Exchange Commission on February 13, 2013 by Vanguard Group Inc. ("Vanguard"), in its capacity as investment adviser. Vanguard has sole voting power with respect to 364,361 shares, no shared voting power over the shares, sole dispositive power with respect to 13,283,360 shares and shared dispositive power with respect to 352,761 shares. Vanguard's wholly-owned subsidiaries Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd. are the beneficial owners of 352,761 and 11,600 shares respectively.

(10) Represents 223,500 shares of Common Stock and 149,000 shares subject to Common Stock options exercisable at June 2, 2013, or within sixty (60) days thereafter.

(11) Represents 215,837 shares of Common Stock, 183,333 restricted stock units that will vest on July 1, 2013 and 187,500 shares subject to Common Stock options exercisable at June 2, 2013, or within sixty (60) days thereafter.

(12) Represents 244,368 shares of Common Stock and 149,500 shares subject to Common Stock options exercisable at June 2, 2013, or within sixty (60) days thereafter.

(13) Represents 188,893 shares of Common Stock and 161,167 shares subject to Common Stock options exercisable at June 2, 2013, or within sixty (60) days thereafter.

(14) Represents 106,555 shares of Common Stock, 151,667 restricted stock units that will vest on July 1, 2013 and 135,417 shares subject to Common Stock options exercisable at June 2, 2013 or within sixty (60) days thereafter.

(15) Represents 175,892 shares of Common Stock, and 74,500 shares subject to Common Stock options exercisable at June 2, 2013 or within sixty (60) days thereafter.

(16) Represents 741,552 shares of Common Stock, 183,333 restricted stock units that will vest on July 1, 2013 and 2,782,113 shares subject to Common Stock options exercisable at June 2, 2013 or within sixty (60) days thereafter.

(17) Represents 95,990 shares of Common Stock.

(18) Represents 123,998 shares of Common Stock, 151,667 restricted stock units that will vest on July 1, 2013 and 450,000 shares subject to Common Stock options exercisable at June 2, 2012, or within sixty (60) days thereafter.

(19) Represents 178,854 shares of Common Stock and 160,000 shares subject to Common Stock options exercisable at June 2, 2013, or within sixty (60) days thereafter.

(20) Represents 91,254 of Common Stock.

(21) See footnote 8 stating the security ownership of Starboard Value LP and its affiliates. Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed to beneficially own and have shared voting and dispositive power with respect to the aggregate of 44,243,875 shares owned by Starboard V&O Fund, Starboard LLC, Starboard C LP and held in the Starboard Value LP Account. Mr. Smith expressly disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(22) Represents 159,703 shares of Common Stock, 208,334 restricted stock units that will become vested on or before July 1, 2013 and 65,104 shares subject to Common Stock options exercisable at June 2, 2012, or within sixty (60) days thereafter.

(23) Represents 28,674,195 shares of Common Stock; 18,548,875 shares issuable upon the conversion of Quantum Corporation's 4.50% convertible senior notes due November 2017, 1,118,333 restricted stock units that will vest at June 2, 2013 or within sixty (60) days thereafter and 6,268,081 shares subject to Common Stock options vested or exercisable at June 2, 2013, or within sixty (60) days thereafter.

TRANSACTIONS WITH RELATED PERSONS

The Company has entered into indemnification agreements with its executive officers, directors and certain significant employees containing provisions that are in some respects broader than the specific indemnification provisions contained in the General Corporation Law of the State of Delaware. These agreements provide, among other things, for indemnification of the executive officers, directors and certain significant employees in proceedings brought by third parties and in stockholder derivative suits. Each agreement also provides for advancement of expenses to the indemnified party.

The Company has entered into change of control agreements with William C. Britts, Senior Vice President, Operations and Global Services and Shawn D. Hall, Senior Vice President, General Counsel and Secretary. The material terms of Messrs. Britt's and Hall's change of control agreements are the same as for the Company's named executive officers and are described above in the section entitled "Compensation Discussion and Analysis - Change of Control Severance Policy, Employment Agreements and Severance Agreements."

The Company has entered into agreements with its Nonemployee Directors whereby in the event that there is a "change of control" of the Company (which is defined in the agreements to include, among other things, a merger or sale of all or substantially all of the assets of the Company or a reconstitution of the Company's Board) and, on or within 12 months of the change of control, the Nonemployee Director's performance of services as a Board member terminates other than as a result of death or Disability (as defined in the Agreement), then, to the extent that any portion of any equity-based compensation awards held by such Director is not vested at the time of termination, all such unvested awards will automatically vest.

Procedures for Reviewing and Approving Related Party Transactions

In accordance with the charter for the Audit Committee and with the Company's restated and amended related party transaction policy, which was approved by the Board on August 15, 2012, our Audit Committee reviews and approves any proposed related party transactions. Any related party transaction will be disclosed in the applicable SEC filing as required by the rules of the SEC. For purposes of these procedures, "related party" and "related party transaction" have the meanings set forth in the Company's related party transaction policy.

In addition, the Company's Code of Business Conduct and Ethics (the "Code") requires that the Company's employees, officers and directors avoid conducting Company business with a relative or significant other, or with a business in which a relative or significant other is associated in any significant role unless disclosed to the Company's General Counsel and approved in advance by the Company's General Counsel or the Audit Committee, as applicable.

COMMUNICATING WITH THE COMPANY

We have from time-to-time received calls from stockholders inquiring about the available means of communication with the Company. If you would like to receive information about the Company, without charge, you may use one of these convenient methods:

- To view the Company's website on the Internet, use the Company's Internet address located at www.quantum.com. The Company's website includes product, corporate and financial data, job listings, recent earnings releases, a delayed stock price quote, and electronic files of this Proxy Statement and the Company's Form 10-Ks, Form 10-Qs, and Annual Reports to Stockholders. Internet access has the advantage of providing you with recent information about the Company throughout the year. The Company's Code of Business Conduct and Ethics and the Company's Corporate Governance Principles can also be found on the Company's website at http://www.quantum.com, by clicking "About Us" from the home page and selecting "Corporate Governance." Requests to receive by mail a free copy of printed financials and of the Company's Code of Business Conduct and Ethics and its Corporate Governance Principles can also be submitted by contacting the Company's Investor Relation Department at the address stated below or on-line by visiting the Company's website at http://www.quantum.com, where the request form may be found by clicking "About Us" from the home page, selecting "Contact Investor Relations" and then clicking on "Information Request Form."

- To reach our Investor Relations Department, please call or send correspondence to:

  Quantum Corporation
  Attention: Investor Relations Department
  3600 136th Place SE, Suite 200, Bellevue, WA 98006

  Tel: 408-944-4450
  Fax: 425-201-1450
  Email: *IR@quantum.com*

OTHER MATTERS

The Company knows of no other matters to be submitted at the Annual Meeting. Any proposal that a stockholder intends to submit for consideration at the Annual Meeting must be received by the Secretary of the Company within the timeframes specified in the Company's Bylaws and must include the information specified in the Bylaws. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

Shawn Hall

San Jose, California
June 24, 2013

Shawn D. Hall
Senior Vice President, General Counsel and Secretary

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended March 31, 2013
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission file number 1-13449

QUANTUM CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**94-2665054**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1650 Technology Drive, Suite 700, San Jose, California	**95110**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (408) 944-4000
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
QUANTUM CORPORATION COMMON STOCK	NEW YORK STOCK EXCHANGE

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of Quantum Corporation's common stock, $0.01 par value per share, held by nonaffiliates of the registrant was approximately $225.3 million on September 30, 2012 the last day of the registrant's most recently completed second fiscal quarter, based on the closing sales price of the registrant's common stock on that date on the New York Stock Exchange. For purposes of this disclosure, shares of common stock held by persons who hold more than 5% of the outstanding shares of common stock and shares held by officers and directors of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily conclusive for other purposes.

As of the close of business on May 31, 2013, there were 243,297,051 shares of the registrant's common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on August 7, 2013, which the registrant will file with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this report, is incorporated by reference in Part III of this Form 10-K to the extent stated herein.

INDEX

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this report usually contain the words "will," "estimate," "anticipate," "expect," "believe," "project" or similar expressions and variations or negatives of these words. All such forward-looking statements including, but not limited to, (1) our goals for future operating performance, including continuing to add customers and increasing revenue; (2) our expectation that we will continue to derive a substantial portion of our revenue from products based on tape technology; (3) our belief that our existing cash and capital resources will be sufficient to meet all currently planned expenditures, debt service and sustain our operations for at least the next 12 months; (4) our expectations regarding our ongoing efforts to control our cost structure; and (5) our expectations regarding the outcome of any litigation in which we are involved and (6) our business goals, objectives, key focuses, opportunities and prospects which are inherently uncertain as they are based on management's expectations and assumptions concerning future events, and they are subject to numerous known and unknown risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, about which we speak only as of the date hereof. As a result, our actual results may differ materially from the forward-looking statements contained herein. Factors that could cause actual results to differ materially from those described herein include, but are not limited to: (1) the amount of orders received in future periods; (2) our ability to timely ship our products; (3) uncertainty regarding information technology spending and the corresponding uncertainty in the demand for our products and services; (4) our ability to maintain supplier relationships; (5) general economic, political and fiscal conditions in the U.S. and internationally; (6) our ability to successfully introduce new products; (7) our ability to capitalize on market demand; (8) our ability to achieve anticipated gross margin levels; and (9) those factors discussed under "Risk Factors" in Part II, Item 1A. Our forward-looking statements are not guarantees of future performance. We disclaim any obligation to update information in any forward-looking statement.

ITEM 1. BUSINESS

Business Description

Quantum Corporation ("Quantum", the "Company", "us" or "we"), founded in 1980, is a global expert in data protection and big data management. We provide solutions for storing and protecting information in physical, virtual, cloud and big data environments that are designed to help customers be certain they are maximizing the value of their data over its entire lifecycle. With our solutions, customers can better adapt in a world of continuing change by keeping and protecting more data for a longer period of time while reducing costs and increasing return on investment. We work closely with a broad network of distributors, value-added resellers ("VARs"), direct marketing resellers ("DMRs"), original equipment manufacturers ("OEMs") and other suppliers to meet customers' evolving data protection and big data management needs. Our stock is traded on the New York Stock Exchange under the symbol QTM.

Our data protection solutions include DXi® deduplication systems and Scalar® automated tape libraries that optimize backup and recovery, simplify management and lower cost and our vmPRO™ virtual server backup and disaster recovery offerings that protect virtual environments while minimizing the impact to servers and storage. In addition, we also offer software for cloud backup and disaster recovery of physical and virtual servers. For big data environments, we provide StorNext® tiered storage and Lattus™ object storage solutions designed to help maximize revenue and results by enabling customers to extract the full value from their digital assets. We have a full range of services and the global scale and scope to support our worldwide customer base.

We are a member of the consortium that develops and has licensed LTO® media technology to tape media manufacturing companies. We receive royalty payments for both LTO and DLT® media technology sold under licensing agreements. We have also entered into various licensing agreements with respect to our technology, patents and similar intellectual property which provide licensing revenues in certain cases and may expand the market for products and solutions using these technologies.

As a specialist providing end user customers with differentiated data protection and big data management solutions, our strategy is to continue to grow the independent channel for Quantum branded solutions and to increase revenue by offering products with superior performance and value. We plan to continue to expand and improve our product and solution offerings, with emphasis on branded disk systems, software solutions, virtual offerings, cloud solutions and next generation object storage. Using a balanced approach to take advantage of market opportunities and investing for growth while in a period of economic uncertainty, we are focused on revenue growth balanced with operating profit and generating cash from operations.

Industry Background

Information Technology ("IT") departments face an environment of change. There is increasing focus on the economics of data as these departments not only address continued data growth but also identify solutions to store more data for longer periods of time as data becomes more valuable. With new ways to analyze and reuse data for additional revenue streams, new ideas and operational breakthroughs, IT managers are looking to ensure the organization can take full advantage of the information and knowledge from that data. For these reasons, data protection and big data management are important to businesses and organizations and consistently are reflected as top priorities in end user research studies.

Another change that has occurred over the last several years is the emergence of new architectures and technologies that reduce costs and increase efficiency. These include data deduplication, scale-out storage, virtualization and cloud storage. The challenge is that these technologies can also introduce disruption for IT, so it takes careful planning and smart solutions to enable organizations to move forward.

In the face of these changes, IT departments also confront continued constraints. Resources and budgets remain tight, which is one of the main reasons reducing data acquisition costs and ongoing operational costs is a top priority. In addition, even as they look to capitalize on new technologies and solutions, many IT managers still have to support legacy environments and applications. Finally, there is often built-in inertia or risk aversion when it comes to changing architectures or existing vendors. As a result, there is significant opportunity for storage specialists such as Quantum to assist organizations through transition.

Products

Big Data Management and Archive

With new digital technologies creating larger data files that can generate greater business value, there is a growing need to retain data for progressively longer periods while maintaining visibility and access to it. IT departments are increasingly focused on managing this big data. Generally, big data refers to relatively new data types that produce large files, often measured in petabytes, such as video, imaging and audio. Big data also refers to large collections of small data, such as retail purchasing information, underwater photos of the ocean floor and feeds from traffic cameras that when combined, create meaning and increasingly, competitive advantage. In addition, in managing big data, organizations are increasingly recognizing that they need efficient and cost-effective ways to archive it. We offer StorNext software and appliance-based solutions, in addition to Lattus object storage, to address this growing need for managing and archiving big data.

StorNext Software

Designed for data-intensive environments, our StorNext software reduces the time and total cost of managing data for end users with large data sets and challenging distributed environments. The StorNext File System software provides high-performance shared access to data across different networks, operating systems and storage platforms. In addition, our StorNext Storage Manager™ software automatically copies and migrates data between different tiers of storage based on user-defined policies. The result is a highly scalable, high-performance data management solution designed to optimize the use of storage while enabling the long-term protection and recoverability of data.

Our StorNext software helps businesses with big data to benefit from workflow efficiencies, automated tiered storage and policy-based archive management. Designed for open system data-intensive environments, StorNext software products allow multiple users to rapidly access a single data set, increasing productivity and storage utilization. They also transparently move data, reducing storage costs while simultaneously providing embedded data protection. For several years, organizations within rich media production and broadcasting, the federal government, life sciences and other disciplines have utilized our data management software to derive more value from their data while controlling costs. Many of these customers now rely on our software as a key technology enabler for their business processes and workflow.

StorNext Appliances

Our StorNext appliances leverage the power of StorNext software and market-leading hardware to offer predictable high-performance file sharing and archiving in purpose-built configurations of metadata controllers, expansion appliances and disk and archive enabled libraries. They are simple to deploy and architected to deliver scalable, industry-leading performance, drive lower operational costs and provide a flexible open system for enabling third party applications. These appliances also work seamlessly with traditional StorNext software and partner hardware offerings to provide additional options for building a shared storage area network ("SAN") and scale out network-attached storage ("NAS") environment. They are intended to serve a wide range of markets, such as film editing, seismic processing or genome sequencing and balance the highest performance with the lowest long-term cost for sharing big data files in data intensive operations.

Lattus Object Storage

Our family of Lattus object storage solutions enables high volumes of data to be immediately available to extract valuable information at any time, and over time. The Lattus family is designed as a forever disk archive with wide-ranging scalability from 500 terabytes to hundreds of petabytes with predictable retrieval times for high speed file access. They decrease capital and operating costs by using drives that have lower power and cooling requirements. In addition, they have self-healing capabilities that offer extremely high durability to ensure data is not lost and virtually eliminates unscheduled maintenance and performance degradation. Lattus has been designed to be self-migrating through innovative algorithms that simplify upgrades to new storage technologies.

Data Protection

DXi Disk Systems

Our DXi disk-based backup systems meet the needs of a broad range of customers, from small businesses and remote offices to large distributed enterprise data center environments, seeking high speed recovery and extreme reliability beyond what a tape-only environment can deliver. These solutions offer functionality normally reserved for enterprise class data centers, such as data deduplication, virtual tape, snapshot, data recovery and replication capabilities. Our disk-based backup appliances are designed for easy implementation and integration into existing environments and provide industry-leading performance, capacity and price-performance.

Our DXi disk systems use deduplication technology to expand the amount of backup data users can retain on traditional disk systems. The result is a cost-effective means for IT departments to store backup data on disk for months instead of days, providing high-speed restores, increasing available data recovery points and reducing media management. For disaster recovery in distributed environments, the DXi-Series™ also makes wide area network ("WAN") replication practical because of the greatly reduced bandwidth required with data deduplication. By greatly increasing effective disk capacity, data deduplication enables users to retain backup data on fast recovery disk much longer than possible using conventional disk and significantly reduces the bandwidth needed to move data between sites. We hold a key patent in one of the most efficient methods of data deduplication, known as variable-length data deduplication.

Our DXi-Series systems provide a combination of high performance and advanced functionality. In addition to data deduplication, the core set of advanced features of the DXi-Series includes a high performance embedded file system, support for high speed data compression, asynchronous replication, direct tape creation and built-in monitoring and diagnostic tools.

vmPRO for Virtual Environments

Our virtual environment offerings include vmPRO software and vmPRO appliances. Our vmPRO software provides virtualization data protection software with advanced utilities designed to dramatically improve and simplify virtual data protection in midrange and larger data centers. It works with our DXi family of deduplication products to accelerate backup, restore and disaster recovery protection in data center virtual environments while reducing IT costs. We also offer vmPRO appliances that provide an integrated data protection solution designed to simplify backups in virtual environments. These appliances include both backup software and integrated storage with deduplication in a single solution for small to medium-size businesses and remote offices. The vmPRO appliances optimize virtual machines and accelerate performance by filtering out unassigned, expired and inactive data to reduce overhead on servers, networks and storage.

Scalar Tape Automation Systems

We are a leading supplier of tape automation products and we continue to expand features and capabilities of our tape library offerings to increase storage capacity and improve performance. Our Scalar tape automation portfolio includes a range of products, from autoloaders with one tape drive and up to sixteen cartridges to large enterprise-class libraries which can hold hundreds of drives and thousands of cartridges. Our tape libraries intelligently manage and protect business critical data in workgroup, medium size business and enterprise data center environments. With an emphasis on ease of use, management features and investment optimization, Scalar tape libraries are designed to grow with business needs. These products integrate tape drives into a system with automation technology, advanced connectivity and sophisticated management tools, including integrated media integrity analysis in tape drives and library diagnostic systems. We also offer the SuperLoader®3 autoloader designed to maximize data density and performance.

Tying our libraries together from entry-level to enterprise is a common, integrated software called iLayer™, which provides monitoring, alerts and proactive diagnostics, thereby reducing service calls, shortening issue resolution time and decreasing the time users spend managing their tape automation solutions. In addition, we believe the growth in archiving of unstructured data represents a substantial opportunity for tape automation systems. To capitalize on this trend and the changing role of tape automation systems in data protection, we have invested in our enterprise Scalar i6000 and midrange Scalar i500 platforms to provide increased redundancy capabilities. These platforms can be implemented on their own or in an appliance configuration with our StorNext archiving software.

Devices and Media

Our device and media products include removable disk drives and libraries, NAS appliances and tape drives and media. Our RDX® removable and ruggedized disk backup devices combine attributes of disk and tape, with deduplication technology offered in our RDX disk libraries. Our NAS appliance has built-in backup software and deduplication technology, designed to enable businesses to significantly reduce storage requirements and network traffic.

We offer tape drives and media based on the LTO format and added LTO-6 technology to our portfolio in fiscal 2013. Our LTO family of devices is designed to deliver outstanding performance, capacity and reliability, combining the advantages of linear multi-channel, bi-directional formats with enhancements in servo technology, data compression, track layout and error correction. These LTO tape drives are designed to provide midrange and enterprise customers with disaster recovery and cost-effective backup solutions.

We also sell a full range of storage media offerings to complement each tape drive technology and satisfy a variety of specific media requirements. Our media is compatible with our drives, autoloaders and libraries as well as other industry products.

Cloud Solutions

We offer a software platform to help customers take advantage of cloud-based data protection through a highly optimized, flexible approach designed to overcome the limitations of other cloud offerings. This platform is centered on our vmPRO technology and our virtual deduplication appliance, the DXi V1000™. Our cloud-based data protection platform leverages our expertise in data protection to deliver a highly efficient, cost-effective foundation for cloud-based backup, restore and data recovery that helps customers transition easily and practically to the cloud on their terms and timeframe. Our approach is based on knowledge that most customers continue to use both disk and tape for data protection on a mix of physical and virtual servers and are more comfortable with a hybrid cloud strategy. This focus on flexibility is reflected in the benefits provided by our cloud-optimized software platform including fast restores, cost-effective disaster recovery and business continuity, significant data reduction and WAN-optimized replication.

Global Services and Warranty

Our global services strategy is an integral component of our total customer solution. Service is typically a significant purchase factor for customers considering either big data management or data protection and storage solutions, and our ability to provide comprehensive service and support can present us with a noteworthy competitive advantage to attract new customers and retain existing customers. In addition, we believe that our ability to retain long-term customer relationships and secure repeat business is frequently tied directly to our service capabilities and performance.

Our extensive use of technology and innovative, built-in product intelligence allows us to scale our global services operations to meet the needs of our expanding installed base. We are currently able to provide service to customers in more than 100 countries, supported by 24-hour, multi-language technical support centers located in North America, Europe and Asia. We provide our customers with warranty coverage on all of our products. Customers with high availability requirements may also purchase additional service to extend the warranty period, obtain faster response times, or both, on our disk systems, tape automation and software products. We offer this additional support coverage at a variety of response levels up to 24-hours a day, seven-days-a-week, 365-days-a-year, for customers with stringent high-availability needs. We provide support ranging from repair and replacement to 24-hour rapid exchange to on-site service support for our midrange and enterprise-class products.

We generally warrant our hardware products against defects for periods ranging from one to three years from the date of sale. We provide warranty and non-warranty services from our Colorado Springs, Colorado facility and, for certain products, through third party service providers. In addition, we utilize various other third party service providers throughout the world to perform repair and warranty services for us to reach additional geographic areas and industries in order to provide quality services in a cost-effective manner.

Research and Development

We compete in an industry characterized by rapid technological change and evolving customer requirements. Our success depends, in part, on our ability to introduce new products and features to meet end user needs. Our research and development teams are working on the next generation disk, data deduplication, virtual systems, cloud solutions, object storage solutions, tape automation and big data technologies as well as software solutions to advance these technologies for the big data management and archive and the data protection markets to meet changing customer requirements. We continue to focus our efforts on software solutions and integrated software and hardware solutions that offer improvements in the efficiency and cost of storing, moving, managing and protecting large amounts of data and providing solutions for the continuing convergence between backup and archive to provide compelling solutions for our customers.

We continue to invest in research and development to improve and expand our product lines and introduce new product lines, striving to provide superior data protection, including cloud environments, and big data and archive solutions. Research and development costs were $74.0 million, $74.3 million and $73.0 million for fiscal 2013, 2012 and 2011, respectively.

Sales and Distribution Channels

Quantum Branded Sales Channels

For Quantum-branded products, we utilize distributors, VARs and direct marketing resellers. Our integrated Quantum Alliance™ Reseller Program provides our channel partners the option of purchasing products directly or through distribution and provides them access to a more comprehensive product line. Additionally, we sell directly to a select number of large corporate entities and government agencies.

OEM Relationships

We sell our products to several OEM customers that resell our hardware products under their own brand names and typically assume responsibility for product sales, end user service and support. We also license software to certain OEM customers that include this software in their own brand name products. These OEM relationships enable us to reach end users not served by our branded distribution channels or our direct sales force. They also allow us to sell to select geographic or vertical markets where specific OEMs have exceptional strength.

Customers

Our sales are concentrated with several key customers because under our business model, as is typical for our industry, we sell to OEMs, distributors, VARs and DMRs to reach end user customers. Sales to our top five customers represented 32% of revenue in fiscal 2013, 34% of revenue in fiscal 2012 and 33% of revenue in fiscal 2011. No customer accounted for 10% or more of our revenue in fiscal 2013 and 2012. In fiscal 2011, sales to Dell comprised 10% of revenue. Through our Quantum Alliance Reseller Program and our emphasis on growing our branded business, including increasing the independent channel, we are expanding our customer base and continue to distribute our products and services across a larger number of customers.

Competition

The markets in which we participate are highly competitive, characterized by rapid technological change and changing customer requirements. In some cases, our competitors in one market area are customers or suppliers in another. Our competitors often have greater financial, technical, manufacturing, marketing or other resources than we do. Additionally, the competitive landscape continues to change due to merger and acquisition activity as well as new entrants into the market.

Our StorNext software and appliance products primarily face competition from EMC Corporation ("EMC"), International Business Machines Corporation ("IBM") and Spectra Logic Corporation. Our virtual solutions, vmPRO software and appliances, primarily compete with virtualization startups and traditional backup application vendors. Our cloud solutions face competition from a large number of businesses that provide hardware, software and virtual solutions as well as companies that offer cloud services based on other technology. The Lattus object storage solutions primarily compete with object storage solutions from other providers, ranging from startup companies to established companies such as EMC.

Our disk solutions primarily compete with products sold by EMC, Hewlett-Packard Company ("HP"), IBM and NetApp, Inc. ("NetApp"). Additionally, a number of software companies that have traditionally been partners with us have deduplication features in their products and will, at times, compete with us. A number of our competitors also license technology from other competing companies.

In the tape automation market, we primarily compete for midrange and enterprise reseller and end user business with Dell, IBM and Oracle as well as HP through its OEM relationship with other tape automation suppliers. Competitors for entry-level and OEM tape automation business include BDT Products, Inc. and several others that supply or manufacture similar products. In addition, disk backup products are a competitive alternative to tape products and solutions.

At the storage device level, our main competitors are HP and IBM. Both HP and IBM develop and sell their own LTO tape drives, which compete with our device offerings. We also face competition from disk alternatives, including removable disk drives in the entry-level market. Although we have our own removable disk drive offerings, several other companies sell removable disk drives, such as Dell, HP and Imation Corporation.

For a discussion of risks associated with competing technologies, see the Risk Factor in Item 1A titled, "We derive the majority of our revenue from products incorporating tape technology. Our future operating results depend in part on continued market acceptance and use of products employing tape technology and decreases in the market could materially and adversely impact our business, financial condition and operating results. In addition, if we are unable to compete with new or alternative storage technologies, our business, financial condition and operating results could be materially and adversely affected."

Manufacturing

We utilize contract manufacturers to produce a number of our products and we manufacture various other products in our own facilities. We manufacture our disk products, vmPRO appliances, StorNext appliances and certain tape automation systems and perform device and system configuration for our North American customers from our Colorado Springs, Colorado facility. In addition, we perform test and repair for these products in that same facility.

We outsource the manufacture of certain tape automation systems, tape devices and service parts to contract manufacturers. Tape drives used in our products are primarily sourced from Hungary and Malaysia. Disk drives used in our products are largely sourced from Thailand and China. Certain tape automation system materials and assemblies as well as certain disk system materials and assemblies are sourced in China, Malaysia, Singapore, Thailand and the U.S.

Our recording tape media is manufactured by one or more tape media manufacturing companies, which are qualified and licensed to manufacture, use and sell media products. In most cases, the media is produced in Japan and multi-sourced on a worldwide basis.

Technology

We develop and protect our technology and know-how, principally in the field of data storage. As of March 31, 2013, we hold over 400 U.S. patents and have over 100 pending U.S. patent applications. In general, these patents have a 20-year term from the first effective filing date for each patent. We also hold a number of foreign patents and patent applications for certain of our products and technologies. Although we believe that our patents and applications have significant value, rapidly changing technology in our industry means that our future success will also depend heavily on the technical competence and creative skills of our employees.

From time to time, third parties have asserted that the manufacture and sale of our products have infringed on their patents. We conduct ongoing investigations into the assertions and presently believe that either licenses are not required or that any licenses ultimately determined to be required could be obtained on commercially reasonable terms. However, we cannot provide assurance that such licenses are presently obtainable, or if later determined to be required, could be obtained on commercially reasonable terms. See Item 3 "Legal Proceedings" for additional disclosures regarding on-going lawsuits alleging patent infringement.

On occasion, we have entered into various patent licensing and cross-licensing agreements with other companies. We may enter into patent cross-licensing agreements with other third parties in the future as part of our normal business activities. These agreements, when and if entered into, would enable these third parties to use certain patents that we own and enable us to use certain patents owned by these third parties. We have also sold certain patents, retaining a royalty-free license for these patents.

Seasonality

As is typical in our industry, we have the greatest demand for our products and services in the fourth quarter of each calendar year, or our fiscal third quarter. We usually experience the lowest demand for our products and services in the first and second quarters of each calendar year, or our fiscal fourth quarter and fiscal first quarter, respectively.

Backlog

We manufacture our products based on forecasts of customer demand. We also place inventory in strategic locations in order to enable certain key customers to obtain products on demand. Orders are generally placed by customers on an as-needed basis. Product orders are confirmed and, in most cases, shipped to customers within one week. More complex systems and product configurations often have longer lead times and may include on-site integration or customer acceptance. We ship most of the backlog that we accumulate during any particular fiscal quarter in the same quarter in which the backlog initially occurs. Therefore, our backlog generally grows during each fiscal quarter and shrinks during the latter part of the quarter to reach its lowest levels at the end of that same quarter, by which time significant shipments have occurred. As a result, our backlog as of the end of any fiscal quarter is not material and is not a predictor of future sales.

Employees

We had approximately 1,660 employees worldwide as of March 31, 2013.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our website at http://www.quantum.com generally when such reports are available on the Securities and Exchange Commission ("SEC") website. The contents of our website are not incorporated into this Annual Report on Form 10-K.

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Management Team

Following are the names and positions of our management team, including a brief account of his or her business experience.

Name	Position with Quantum
Jon W. Gacek	President and Chief Executive Officer
Linda M. Breard	Chief Financial Officer
William C. Britts	Senior Vice President, Operations and Global Services
Robert S. Clark	Senior Vice President, Data Protection Group
Shawn D. Hall	Senior Vice President, General Counsel and Secretary
Janae S. Lee	Senior Vice President, File System and Archive
Don Martella	Senior Vice President, Engineering
Jim Mudd	Senior Vice President, Operations
Henrik Rosendahl	Senior Vice President, Cloud Solutions
Ted Stinson	Senior Vice President, Worldwide Sales

Mr. Gacek became President and Chief Executive Officer and was also appointed to the Board of Directors in April 2011. He was President and Chief Operating Officer from January 2011 through March 2011. He joined Quantum as Executive Vice President and Chief Financial Officer in August 2006, upon Quantum's acquisition of Advanced Digital Information Corporation ("ADIC") and was promoted to Executive Vice President, Chief Financial Officer and Chief Operating Officer in June 2009. Previously, he served as the Chief Financial Officer at ADIC from 1999 to 2006 and also led Operations during his last three years at ADIC. Prior to ADIC, Mr. Gacek was an audit partner at PricewaterhouseCoopers LLP and led the Technology Practice in the firm's Seattle office. While at PricewaterhouseCoopers LLP, he assisted several private equity investment firms with a number of mergers, acquisitions, leveraged buyouts and other transactions. Mr. Gacek serves on the board of directors for Market Leader, Inc. and Power-One, Inc.

Ms. Breard joined Quantum as Vice President of Finance in August 2006, upon Quantum's acquisition of ADIC. In May 2009, she was promoted to Senior Vice President and assumed responsibility for IT and Facilities in addition to Finance. In January 2011, Ms. Breard was promoted to Chief Financial Officer, and in April 2012 she added Human Resources and Corporate Communications to her portfolio. Prior to Quantum, she spent eight years at ADIC, serving as Vice President of Finance and Accounting and in other leadership positions, where she was deeply involved in the company's merger and acquisition activity and success in driving growth. Earlier in her career, Ms. Breard worked in public accounting for six years.

Mr. Britts joined Quantum as Executive Vice President, Sales and Marketing in August 2006, upon Quantum's acquisition of ADIC. He served in this position until June 2011, when he assumed the role of Senior Vice President, Worldwide Marketing, Service and Business Development. In April 2012, Mr. Britts added Operations to his portfolio and now serves as Senior Vice President, Operations and Global Services, with continued responsibility for Worldwide Marketing and Business Development. Prior to Quantum, he spent 12 years at ADIC, where he held numerous leadership positions, including Executive Vice President of Worldwide Sales and Marketing, Vice President of Sales and Marketing and Director of Marketing. Before ADIC, Mr. Britts served in a number of marketing and sales positions at Raychem Corp. and its subsidiary, Elo TouchSystems.

Mr. Clark joined Quantum as Director of Tape Products in August 2006, upon Quantum's acquisition of ADIC. In March 2009, he was promoted to Vice President with responsibility for various product lines, as well as business operations and OEM sales. In April 2010, he was named Senior Vice President, Tape and OEM Product Group, subsequently reorganized as the Data Protection Group. Prior to Quantum, Mr. Clark was at HP for 10 years in various engineering and sales positions.

Mr. Hall joined Quantum in 1999 as Corporate Counsel, became Vice President, General Counsel and Secretary in 2001 and was promoted to Senior Vice President, General Counsel and Secretary in May 2009. Prior to Quantum, Mr. Hall worked at the law firms of Skadden, Arps and Willkie Farr & Gallagher, where he practiced in the areas of mergers and acquisitions and corporate finance, representing numerous public and private technology companies.

Ms. Lee joined Quantum in October 2007 as Vice President, Marketing and in April 2010 was promoted to Senior Vice President, Disk and Software Products, subsequently reorganized as File System and Archive. She has more than 30 years experience in the storage industry, including 10 years working with a variety of companies in data reduction and file system software and hardware. Previously, she was Chief Executive Officer at TimeSpring Software Corporation, Vice President of Product, Marketing and Business Development at Avamar Technologies and a senior sales and marketing executive at both Legato Systems, Inc. and IBM.

Mr. Martella joined Quantum as Vice President, Automation Engineering in August 2006, upon Quantum's acquisition of ADIC. In June 2010, he was promoted to Senior Vice President, Platform Engineering, and in April 2011 assumed his current role. Before joining Quantum, Mr. Martella served as a Vice President of Engineering and Quality at ADIC, where he spent five years in various leadership positions. Previously, he held engineering positions in the storage and process control industries.

Mr. Mudd joined Quantum in December 2000. Prior to assuming his current role, he served as Vice President, Supply Chain and, before that, Director of Materials. Mr. Mudd has 30 years of manufacturing experience with high tech companies in the electronic, medical and data storage industries. He has an extensive background in manufacturing operations, having served in executive level positions at companies including Visicom/Coors Ceramics, Telectronics, Inc. and Monolythic Power Systems, Inc.

Mr. Rosendahl joined Quantum as Vice President, Virtualization Systems in June 2011, upon Quantum's acquisition of Pancetera Software, Inc. ("Pancetera") and in April 2012 assumed responsibility for cloud solutions, becoming Senior Vice President, Cloud Solutions. Mr. Rosendahl served as Chief Executive Officer at Pancetera from January 2010 until acquired by Quantum. He was the Director of Application Virtualization at VMware, Inc. ("VMware") from January 2008 to December 2009 and Chief Executive Officer at Thinstall, Inc., from October 2006 until its acquisition by VMware. Previously, Mr. Rosendahl held executive and senior leadership positions at several technology companies in the U.S. and Europe.

Mr. Stinson joined Quantum as Senior Vice President, Worldwide Sales in June 2011. Previously, he spent seven years at Symantec Corporation and Veritas Software Corp., prior to its acquisition by Symantec. His most recent position there was Vice President, America Sales – Advanced Technologies, where he led the sales organization responsible for a portfolio of high-growth solutions that included data loss prevention, deduplication and archiving. Mr. Stinson also served as Vice President, Strategic Operations at Symantec, where he oversaw business development, alliances, pricing, strategy and strategic marketing organizations for the Data Center Management Group. Before joining Veritas, Mr. Stinson held key senior sales, marketing and product leadership roles at Embark.com, Inc., a SaaS-based solution provider.

ITEM 1A. RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS ANNUAL REPORT ON FORM 10-K. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING QUANTUM. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT ARE CURRENTLY DEEMED IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS AND OPERATIONS. THIS ANNUAL REPORT ON FORM 10-K CONTAINS "FORWARD-LOOKING" STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. PLEASE SEE PAGE 1 OF THIS REPORT FOR ADDITIONAL DISCUSSION OF THESE FORWARD-LOOKING STATEMENTS.

We rely on indirect sales channels to market and sell our branded products. Therefore, the loss of or deterioration in our relationship with one or more of our resellers or distributors, or our inability to establish new indirect sales channels to drive growth of our branded revenue, especially for disk systems and software solutions, could negatively affect our operating results.

We sell the majority of our branded products to value-added resellers, or VARs, and to direct marketing resellers such as CDW Corporation, who in turn sell our products to end users, and to distributors such as Ingram Micro, Inc. and others. The success of these sales channels is hard to predict, particularly over time, and we have no purchase commitments or long-term orders from them that assure us of any baseline sales through these channels. Several of our resellers carry competing product lines that they may promote over our products. A reseller might not continue to purchase our products or market them effectively, and each reseller determines the type and amount of our products that it will purchase from us and the pricing of the products that it sells to end user customers. Establishing new indirect sales channels is an important part of our strategy to drive growth of our branded revenue.

As we introduce new products and solutions, we could negatively impact our relationship with channel partners that historically have sold other products and solutions that now compete with our new offerings. For example, we introduced various StorNext appliance solutions beginning in fiscal 2012 causing us to more directly compete for hardware sales with channel partners that sold other hardware products in conjunction with our StorNext software.

Certain of our contracts with customers contain "most favored nation" pricing provisions mandating that we offer our products to these customers at the lowest price offered to other similarly situated customers. In addition, sales of our enterprise products, and the revenue associated with the on-site service of those products, are somewhat concentrated in specific customers, including government agencies and government-related companies. Our operating results could be adversely affected by any number of factors including:

- A change in competitive strategy that adversely affects a reseller's willingness or ability to distribute our products;
- The reduction, delay or cancellation of orders or the return of a significant amount of products;
- Our inability to gain traction in developing new indirect sales channels for our branded products;
- The loss of one or more of such distributors or resellers;
- Any financial difficulties of such distributors or resellers that result in their inability to pay amounts owed to us; or
- Changes in requirements or programs that allow our products to be sold by third parties to government customers.

We derive the majority of our revenue from products incorporating tape technology. Our future operating results depend in part on continued market acceptance and use of products employing tape technology and decreases in the market could materially and adversely impact our business, financial condition and operating results. In addition, if we are unable to compete with new or alternative storage technologies, our business, financial condition and operating results could be materially and adversely affected.

We derive the majority of our revenue from products that incorporate some form of tape technology and we expect to continue to derive significant revenue from these products in the next several years. As a result, our future operating results depend in part on continued market acceptance and use of products employing tape technology. The use of products employing tape technology continues to decrease and is projected to continue to decrease. Decreased market acceptance or use of products employing tape technology has materially and adversely impacted our business, financial condition and operating results and could materially and adversely impact our business, financial condition and operating results in the future.

Disk products as well as various software solutions and alternative technologies continue to gain broader market acceptance. We face risks that our tape customers migrate toward these products and solutions. We are addressing this risk through our own targeted investment in disk systems and other alternative technologies; however, these markets are characterized by rapid innovation, evolving customer demands and strong competition, including competition with several companies who are also significant customers. If we are not successful in our efforts, our business, financial condition and operating results could be materially and adversely affected.

If our products fail to meet our or our customers' specifications for quality and reliability, our results of operations may be adversely impacted and our competitive position may suffer.

Although we place great emphasis on product quality, we may from time to time experience problems with the performance of our products, which could result in one or more of the following:

- Increased costs related to fulfillment of our warranty obligations;
- The reduction, delay or cancellation of orders or the return of a significant amount of products;
- Focused failure analysis causing distraction of the sales, operations and management teams; or
- The loss of reputation in the market and customer goodwill.

These factors could cause our business, financial condition and results of operations to be materially and adversely affected.

A large percentage of our sales come from a few customers, some of which are also competitors, and these customers generally have no minimum or long-term purchase commitments. The loss of, or a significant reduction in demand from, one or more key customers could materially and adversely affect our business, financial condition and operating results.

Our sales have been and continue to be concentrated among a few customers because under our business model, we sell to OEMs, distributors, VARs and DMRs to reach end user customers. Furthermore, customers are not obligated to purchase any minimum product volume and our relationships with customers are terminable at will. Revenue from OEM customers has decreased in recent years. If we experience further declines in revenue from OEM customers or any of our other large customers, we could be materially and adversely affected. In addition, certain of our large customers are also our competitors, and such customers could decide to reduce or terminate their purchases of our products for competitive reasons.

Some of our tape and disk products are incorporated into larger storage systems or solutions that are marketed and sold to end users by large OEM customers as well as VARs, channel partners and other distributors. Because of this, we have limited market access to these end users, limiting our ability to reach and influence their purchasing decisions. These market conditions further our reliance on these OEM and other large customers such as distributors and VARs. Thus if they were to significantly reduce, cancel or delay their orders with us, our results of operations could be materially and adversely affected.

A portion of our sales are to various agencies and departments of the U.S. federal government. The U.S. Congress passed the American Taxpayer Relief Act of 2012 which implemented automatic spending cuts beginning March 1, 2013. These spending cuts could decrease revenue from sales to the federal government that could materially and adversely affect our results of operations.

Our operating results depend on a limited number of products and on new product introductions, which may not be successful, in which case our business, financial condition and operating results may be materially and adversely affected.

A limited number of products comprise a significant majority of our sales, and due to rapid technological change in the industry, our future operating results depend on our ability to develop and successfully introduce new products. To compete effectively, we must continually improve existing products and introduce new ones. We have devoted and expect to continue to devote considerable management and financial resources to these efforts. We cannot provide assurance that:

- We will introduce new products in the timeframe we are forecasting;
- We will not experience technical, quality, performance-related or other difficulties that could prevent or delay the introduction and market acceptance of new products;
- Our new products will achieve market acceptance and significant market share, or that the markets for these products will continue or grow as we have anticipated;
- Our new products will be successfully or timely qualified with our customers by meeting customer performance and quality specifications which must occur before customers will place large product orders; or
- We will achieve high volume production of these new products in a timely manner, if at all.

If we are not successful in timely completion of our new product qualifications and then ramping sales to our key customers, our revenue and results of operations could be adversely impacted. In addition, if the quality of our products is not acceptable to our customers, this could result in customer dissatisfaction, lost revenue and increased warranty and repair costs.

We continue to face risks related to economic uncertainty and slow economic growth.

Uncertainty about economic conditions poses a risk as businesses may further reduce or postpone spending in response to reduced budgets, tightening of credit markets, negative financial news and declines in income or asset values which could adversely affect our business, financial condition and results of operations. The slow economic growth in recent years along with periods of economic uncertainty in various countries around the world have had a material and adverse impact on our business and our financial condition, including reduced demand for IT products and services overall and more specifically for products with tape technology in the data protection market. We continue to face risks related to economic conditions in Europe, including concerns about the potential default of various national bonds and debt backed by individual countries, as well the politics impacting these, which could negatively impact the U.S. and global economies and adversely affect our financial results. In addition, our ability to access capital markets may be restricted which could have an impact on our ability to react to changing economic and business conditions and could also adversely affect our results of operations and financial condition.

Competition may intensify in the data protection market as a result of competitors introducing products based on new technology standards and merger and acquisition activity, which could materially and adversely affect our business, financial condition and results of operations.

Our competitors in the data protection market for disk systems and virtual machine solutions are aggressively trying to advance and develop new technologies and products to compete against our technologies and products, and we face the risk that customers could choose competitor products over ours. Competition in our markets is characterized by technological innovation and advancement. As a result of competition and new technology standards, our sales or gross margins could decline, which could materially and adversely affect our business, financial condition and results of operations.

Technological developments and competition over the years in the tape automation market has resulted in decreased prices for tape automation products and product offerings. Pricing pressure is more pronounced in the tape automation market for entry-level products and least pronounced for enterprise products. Similar to our competitors, our products may be priced lower and often incorporate new and/or different features and technologies than prior years. We face risks that customers could choose competitor products over ours due to these features and technologies or due to pricing differences. We have managed pricing pressure by reducing production costs and/or adding features to increase value to maintain a certain level of gross margin for our tape automation systems. If competition further intensifies, or if there is additional industry consolidation, our sales and gross margins for tape automation systems could decline, which could materially and adversely affect our business, financial condition and results of operations.

Industry consolidation and competing technologies with device products, which include tape drives and removable hard drives, have resulted in decreased prices and increasingly commoditized device products. Our response has been to manage our device business at the material margin level and we have chosen not to compete for sales in intense price-based situations or if we would be unable to maintain a certain gross margin level. Our focus has shifted to higher margin opportunities in other product lines. Although revenue from devices has decreased in recent years, our material margins have remained relatively stable over this period. We have exited certain portions of the device market and have anticipated decreased sales of devices. We face risk of reduced shipments of our devices beyond our plans, and could have reduced margins on these products, which could adversely impact our business, financial condition and results of operations.

Additionally, the competitive landscape could change due to merger and acquisition activity in the data protection market. Such transactions may impact us in a number of ways. For instance, they could result in:

- Competitors decreasing in number but having greater resources and becoming more competitive with us;
- Companies that we have not historically competed against entering into one or more of our primary markets and increasing competition in that market (s); and
- Customers that are also competitors becoming more competitive with us and/or reducing their purchase of our products.

These transactions also create uncertainty and disruption in the market because whether a pending transaction will be completed, the timing of such a transaction and its degree of impact are often unknown. Given these factors and others, such merger and acquisition activity may materially and adversely impact our business, financial condition and results of operations.

Competition may intensify in the big data and archive market as a result of competitors introducing products based on new technology standards and merger and acquisition activity, which could materially and adversely affect our business, financial condition and results of operations.

Competition in the big data and archive market is characterized by technological innovation and advancement, including performance and scale features, and our competitors are aggressively trying to advance and develop new technologies and solutions. We face the risk that customers could choose competitor solutions over ours due to these features and technologies. As a result of competition and new technology standards, our sales from software solutions and appliances could decline, which could materially and adversely affect our business, financial condition and results of operations.

Additionally, the competitive landscape could change due to merger and acquisition activity. Transactions such as these may impact us in a number of ways. For instance, they could result in:

- Competitors decreasing in number but having greater resources and becoming more competitive with us;
- Companies that we have not historically competed against entering into one or more of our primary markets and increasing competition in that market (s); and
- Customers that are also competitors becoming more competitive with us and/or reducing their purchase of our products.

These transactions also create uncertainty and disruption in the market, because whether a pending transaction will be completed, the timing of such a transaction and its degree of impact are often unknown. Given these factors and others, such merger and acquisition activity may materially and adversely impact our business, financial condition and results of operations.

A significant decline in royalty, branded software or OEM deduplication software revenues could materially and adversely affect our business, financial condition and operating results.

Our royalties, branded software and OEM deduplication software revenues are relatively profitable and can significantly impact total company profitability. We receive royalty revenue based on tape media cartridges sold by various tape media manufacturers and resellers. Under our license agreements with these companies, each of the licensees determines the pricing and number of units of tape media cartridges that it sells. Our royalty revenue varies depending on the level of sales of the various media cartridge offerings sold by the licensees and other factors, including:

- The size of the installed base of devices and similar products that use tape media cartridges;
- The performance of our strategic licensing partners, which sell tape media cartridges;
- The relative growth in units of newer device products, since the associated media cartridges for newer products typically sell at higher prices than the media cartridges associated with older products;
- The media consumption habits and rates of end users;
- The pattern of device retirements; and
- The level of channel inventories.

Our media royalties depend on royalty rates and the quantity of media consumed in the market. We do not control licensee sales of these tape media cartridges. Reduced royalty rates, or a reduced installed device base using tape media cartridges, would result in further reductions in our royalty revenue and could reduce gross margins. This could materially and adversely affect our business, financial condition and results of operations.

Our branded software revenues are also dependent on many factors, including the success of competitive offerings, our ability to execute on our product roadmap and our effectiveness at marketing and selling our branded software solutions directly or through our channel partners. Disruptions to any one of these factors could reduce our branded software revenues which could adversely affect our business, financial condition and operating results.

Our OEM deduplication software revenues also depend on many factors, including the success of competitive offerings, our ability to execute on our product roadmap with our OEM deduplication software partners, the effort of our OEM deduplication software partners in marketing and selling the resulting products, the market acceptance of the resulting products and changes in the competitive landscape such as that which occurred with EMC's purchase of Data Domain. Our relationship with EMC changed from partner to competitor in deduplication as a result of their acquisition of Data Domain. Following this acquisition, except for the first quarter of fiscal 2011 when significant revenue was recognized in accordance with contractual requirements, our OEM deduplication software revenue has significantly declined, which negatively impacted our results. Any further disruptions to the factors on which our OEM deduplication software revenues depends could adversely affect our business, financial condition and operating results.

We have taken considerable steps towards reducing our cost structure and may take further cost reduction actions. The steps we have taken and may take in the future may not reduce our cost structure to a level appropriate in relation to our future sales and therefore, these anticipated cost reductions may be insufficient to result in consistent profitability.

In the last several years, we have recorded significant restructuring charges and made cash payments in order to reduce our cost of sales and operating expenses to respond to adverse economic and industry conditions, from strategic management decisions and to rationalize our operations following acquisitions. We may take future steps to further reduce our operating costs, including future cost reduction steps or restructurings in response to strategic decisions, adverse changes in our business or industry or future acquisitions. We may be unable to reduce our cost of sales and operating expenses at a rate and to a level appropriate in relation to our future sales, which may adversely affect our business, financial condition and operating results.

If we are unable to attract and retain skilled employees, our business could be adversely impacted.

We may be subject to increased turnover in our employee base or the inability to fill open headcount requisitions due to competition, concerns about our operational performance or other factors. In addition, we may rely on the performance of employees whose skill sets are not sufficiently developed to fulfill their expected job responsibilities. Either of these situations could impair or delay our ability to realize operational and strategic objectives and cause increased expenses and lost sales opportunities.

Economic or other business factors may lead us to write down the carrying amount of our goodwill or long-lived assets, such as the goodwill impairment charge in fiscal 2009, which could have a material and adverse effect on our results of operations.

We evaluate our goodwill for impairment annually during the fourth quarter of our fiscal year, or more frequently when indicators of impairment are present. Long-lived assets are reviewed for impairment whenever events or circumstances indicate impairment might exist. We continue to monitor relevant market and economic conditions, including the price of our stock, and perform appropriate impairment reviews when conditions deteriorate such that we believe the value of our goodwill could be further impaired or an impairment exists in our long-lived assets. It is possible that conditions could deteriorate due to economic or other factors that affect our business, resulting in the need to write down the carrying amount of our goodwill or long-lived assets to fair value at the time of such assessment. As a result, our operating results could be materially and adversely affected.

Third party intellectual property infringement claims could result in substantial liability and significant costs, and, as a result, our business, financial condition and operating results may be materially and adversely affected.

From time to time, third parties allege our infringement of and need for a license under their patented or other proprietary technology, such as our current litigation with CTS Solutions and Overland Storage described in Legal Proceedings. While we currently believe the amount of ultimate liability, if any, with respect to any such actions will not materially affect our financial position, results of operations or liquidity, the ultimate outcome of any license discussion or litigation is uncertain. Adverse resolution of any third party infringement claim could subject us to substantial liabilities and require us to refrain from manufacturing and selling certain products. In addition, the costs incurred in intellectual property litigation can be substantial, regardless of the outcome. As a result, our business, financial condition and operating results could be materially and adversely affected.

In addition, certain products or technologies acquired or developed by us may include “open source” software. Open source software is typically licensed for use at no initial charge. Certain open source software licenses, however, require users of the open source software to license to others any software that is based on, incorporates or interacts with, the open source software under the terms of the open source license. Although we endeavor to comply fully with such requirements, third parties could claim that we are required to license larger portions of our software than we believe we are required to license under open source software licenses. If such claims were successful, they could adversely impact our competitive position and financial results by providing our competitors with access to sensitive information that may help them develop competitive products. In addition, our use of open source software may harm our business and subject us to intellectual property claims, litigation or proceedings in the future because:

- Open source license terms may be ambiguous and may subject us to unanticipated obligations regarding our products, technologies and intellectual property;
- Open source software generally cannot be protected under trade secret law; and
- It may be difficult for us to accurately determine the origin of the open source code and whether the open source software infringes, misappropriates or violates third party intellectual property or other rights.

As a result of our global manufacturing and sales operations, we are subject to a variety of risks that are unique to businesses with international operations of a similar scope, any of which could, individually or in the aggregate have a material adverse effect on our business.

A significant portion of our manufacturing and sales operations and supply chain occurs in countries other than the U.S. We also have sales outside the U.S. We utilize contract manufacturers to produce certain of our products and have suppliers for various components, several of which have operations located in foreign countries including China, Hungary, Japan, Malaysia, Singapore and Thailand. Because of these operations, we are subject to a number of risks including:

- Shortages in component parts and raw materials;
- Import and export and trade regulation changes that could erode our profit margins or restrict our ability to transport our products;
- The burden and cost of complying with foreign and U.S. laws governing corporate conduct outside the U.S.;
- Adverse movement of foreign currencies against the U.S. dollar (the currency in which our results are reported) and global economic conditions generally;
- Inflexible employee contracts and employment laws that may make it difficult to terminate or change the compensation structure for employees in some foreign countries in the event of business downturns;
- Potential restrictions on the transfer of funds between countries;
- Political, military, social and infrastructure risks, especially in emerging or developing economies;
- Import and export duties and value-added taxes; and
- Natural disasters, including earthquakes, flooding, typhoons and tsunamis.

Any or all of these risks could have a material adverse effect on our business.

Our quarterly operating results could fluctuate significantly, and past quarterly operating results should not be used to predict future performance.

Our quarterly operating results have fluctuated significantly in the past and could fluctuate significantly in the future. As a result, our quarterly operating results should not be used to predict future performance. Quarterly operating results could be materially and adversely affected by a number of factors, including, but not limited to:

- Failure to complete shipments in the last month of a quarter during which a substantial portion of our products are typically shipped;
- Customers canceling, reducing, deferring or rescheduling significant orders as a result of excess inventory levels, weak economic conditions or other factors;
- Customer fiscal year-ends and budget availability impacting customer demand for our products;
- Declines in large orders, or orders greater than $200,000;
- Declines in royalty revenues;
- Declines in software revenues;
- Product development and ramp cycles and product performance or quality issues;
- Poor execution of and performance against expected sales and marketing plans and strategies;
- Reduced demand from our OEM or distribution, VAR, DMR and other large customers; and
- Increased competition.

For instance, for the first quarter of fiscal 2013, our financial results were below our guidance for the period in part because we were unable to close a number of larger transactions. After we reported results on July 9, 2012, our share price declined by 28%. If we fail to meet our projected quarterly results, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to protect our intellectual property or if others use our proprietary technology without authorization, our competitive position may suffer.

Our future success and ability to compete depends in part on our proprietary technology. We rely on a combination of copyright, patent, trademark, and trade secrets laws and nondisclosure agreements to establish and protect our proprietary technology. However, we cannot provide assurance that patents will be issued with respect to pending or future patent applications that we have filed or plan to file or that our patents will be upheld as valid or will prevent the development of competitive products or that any actions we have taken will adequately protect our intellectual property rights. We generally enter into confidentiality agreements with our employees, consultants, customers, potential customers and others as required, in which we strictly limit access to, and distribution of, our software, and further limit the disclosure and use of our proprietary information.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. Enforcing our intellectual property rights can sometimes only be accomplished through the use of litigation. Our competitors may also independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the U.S.

Because we may order components from suppliers in advance of receipt of customer orders for our products that include these components, we could face a material inventory risk, which could have a material and adverse effect on our results of operations and cash flows.

Although we use third parties to manufacture certain of our products, we also manufacture products in-house. Managing our in-house manufacturing capabilities presents a number of risks that could materially and adversely affect our financial condition. For instance, as part of our component planning, we place orders with or pay certain suppliers for components in advance of receipt of customer orders. We occasionally enter into negotiated orders with vendors early in the manufacturing process of our products to ensure that we have sufficient components for our products to meet anticipated customer demand. Because the design and manufacturing process for these components can be complicated, it is possible that we could experience a design or manufacturing flaw that could delay or even prevent the production of the components for which we previously committed to pay. We also face the risk of ordering too many components, or conversely, not enough components, since supply orders are generally based on forecasts of customer orders rather than actual customer orders. In addition, in some cases, we make non-cancelable order commitments to our suppliers for work-in-progress, supplier's finished goods, custom sub-assemblies, discontinued (end-of-life) components and Quantum-unique raw materials that are necessary to meet our lead times for finished goods. If we cannot change or be released from supply orders, we could incur costs from the purchase of unusable components, either due to a delay in the production of the components or other supplies or as a result of inaccurately predicting supply orders in advance of customer orders. These same risks exist with our third party contract manufacturing partners. Our business and operating results could be materially and adversely affected if we incur increased costs, or are unable to fulfill customer orders.

Some of our manufacturing, component production and service repair are outsourced to third party contract manufacturers, component suppliers and service providers. If we cannot obtain products, parts and services from these third parties in a cost effective and timely manner that meets our customers' expectations, this could materially and adversely impact our business, financial condition and results of operations.

Many aspects of our supply chain and operational results are dependent on the performance of third party business partners. We face a number of risks as a result of these relationships, including, among others:

- *Sole source of product supply*
  In many cases, our business partner may be the sole source of supply for the products or parts they manufacture, or the services they provide, for us. Because we are relying on one supplier, we are at greater risk of experiencing shortages, reduced production capacity or other delays in customer deliveries that could result in customer dissatisfaction, lost sales and increased expenses, each of which could materially damage customer relationships and result in lost revenue.

- *Cost and purchase commitments*
  We may not be able to control the costs for the products our business partners manufacture for us or the services they provide to us. They procure inventory to build our products based upon a forecast of customer demand that we provide. We could be responsible for the financial impact on the contract manufacturer, supplier or service provider of any reduction or product mix shift in the forecast relative to materials that they had already purchased under a prior forecast. Such a variance in forecasted demand could require us to pay them for finished goods in excess of current customer demand or for excess or obsolete inventory and generally incur higher costs. As a result, we could experience reduced gross margins and operating losses based on these purchase commitments. With respect to service providers, although we have contracts for most of our third party repair service vendors, the contract period may not be the same as the underlying service contract with our customer. In such cases, we face risks that the third party service provider may increase the cost of providing services over subsequent periods contracted with our customer.

- *Financial condition and stability*
  Our third party business partners may suffer adverse financial or operational results or may be negatively impacted by global and local economic conditions. Therefore, we may face interruptions in the supply of product components or service as a result of financial or other volatility affecting our supply chain. We could suffer production downtime or increased costs to procure alternate products or services as a result of the possible inadequate financial condition of one or more of our business partners.

- *Quality and supplier conduct*
  We have limited control over the quality of products and components produced and services provided by our supply chain business partners. Therefore, the quality of the products, parts or services may not be acceptable to our customers and could result in customer dissatisfaction, lost revenue and increased warranty costs. In addition, we have limited control over the manner in which our business partners conduct their business. Sub-tier suppliers selected by the primary third party could have process control issues or could select components with latent defects that manifest over a longer period of time. We may face negative consequences or publicity as a result of a third party's failure to comply with applicable compliance, trade, environmental or employment regulations.

Any or all of these risks could have a material adverse effect on our business. In the past we have successfully transitioned products or component supply from one supplier to another existing supplier of different products or to our own facilities without significant financial or operational impact, but there is no guarantee of our continued ability to do so.

If we do not successfully manage the changes that we have made and may continue to make to our infrastructure and management, our business could be disrupted, and that could adversely impact our results of operations and financial condition.

Managing change is an important focus for us. In recent years, we have implemented several significant initiatives involving our sales and marketing, engineering and operations organizations, aimed at increasing our efficiency and better aligning these groups with our corporate strategy. In addition, we have reduced headcount to streamline and consolidate our supporting functions as appropriate in response to market or competitive conditions and following past acquisitions. Our inability to successfully manage the changes that we implement, and detect and address issues as they arise could disrupt our business and adversely impact our results of operations and financial condition.

Because we rely heavily on distributors and other resellers to market and sell our products, if one or more distributors were to experience a significant deterioration in its financial condition or its relationship with us, this could disrupt the distribution of our products and reduce our revenue, which could materially and adversely affect our business, financial condition and operating results.

In certain product and geographic segments we heavily utilize distributors and value added resellers to perform the functions necessary to market and sell our products. To fulfill this role, the distributor must maintain an acceptable level of financial stability, creditworthiness and the ability to successfully manage business relationships with the customers it serves directly. Under our distributor agreements with these companies, each of the distributors determines the type and amount of our products that it will purchase from us and the pricing of the products that it sells to its customers. If the distributor is unable to perform in an acceptable manner, we may be required to reduce the amount of sales of our product to the distributor or terminate the relationship. We may also incur financial losses for product returns from distributors or for the failure or refusal of distributors to pay obligations owed to us. Either scenario could result in fewer of our products being available to the affected market segments, reduced levels of customer satisfaction and/or increased expenses, which could in turn have a material and adverse impact on our business, results of operations and financial condition.

Our capital structure includes debt, which imposes upon us debt service obligations, and our credit facility contains various operating and financial covenants that limit our discretion in the operation of our business. If we are unable to generate sufficient cash flows from operations to meet these debt obligations or remain in compliance with the covenants, our business, financial condition and operating results could be materially and adversely affected.

Our level of indebtedness presents risks to investors, both in terms of the constraints that it places on our ability to operate our business and because of the possibility that we may not generate sufficient cash to pay the principal and interest on our indebtedness as it becomes due.

Potential consequences of having debt include:

- Requiring that we dedicate a portion of our cash flow from operations and other capital resources to debt service, thereby reducing our ability to fund working capital, capital expenditures, research and development and other cash requirements;
- Limiting our flexibility in planning for, or reacting to, changes and opportunities in the markets in which we compete, such as limiting our ability to engage in mergers and acquisitions activity, which may place us at a competitive disadvantage;
- Mandatory field audits and control of cash receipts by the lender if we do not maintain liquidity above certain thresholds;
- Increasing our vulnerability to adverse economic and industry conditions;
- Making it more difficult or impossible for us to make payments on other indebtedness or obligations; and
- Limiting our ability to incur additional debt on acceptable terms, if at all.

Our credit facility agreement contains restrictive covenants that require us to comply with and maintain certain financial tests and ratios, as well as restrict our ability, subject to certain thresholds, to:

- Incur debt;
- Incur liens;
- Make acquisitions of businesses or entities or sell certain assets;
- Make investments, including loans, guarantees and advances;
- Engage in transactions with affiliates;
- Pay dividends or engage in stock repurchases; and
- Enter into certain restrictive agreements.

Our ability to comply with covenants contained in this credit agreement may be affected by events beyond our control, including prevailing economic, financial and industry conditions.

Our credit facility agreement is collateralized by a pledge of all of our assets. If we were to default and were unable to obtain a waiver for such a default, the lender would have a right to foreclose on our assets in order to satisfy our obligations under the credit agreement. Any such action on the part of the lender against us could have a materially adverse impact on our business, financial condition and results of operations.

Our stock price could become more volatile if certain institutional investors were to increase or decrease the number of shares they own. In addition, there are other factors and events that could affect the trading prices of our common stock.

A small number of institutional investors have owned a significant portion of our common stock at various times in recent years. If any or all of these investors were to decide to purchase significant additional shares or to sell significant amounts or all of the common shares they currently own, or if there is a perception that those sales may occur, that may cause our stock price to be more volatile. For example, there have been instances in the past where a shareholder with a significant equity position began to sell shares, putting downward pressure on our stock price for the duration of their selling activity. In these situations, selling pressure outweighed buying demand and our stock price declined. This situation has occurred due to our stock price falling below institutional investors' price thresholds and our volatility increasing beyond investors' volatility parameters causing even greater sell pressure.

Trading prices of our common stock may fluctuate in response to a number of other events and factors, such as:

- General economic conditions;
- Changes in interest rates;
- Fluctuations in the stock market in general and market prices for technology companies in particular;
- Quarterly variations in our operating results;
- New products, services, innovations and strategic developments by our competitors or us, or business combinations and investments by our competitors or us;
- Changes in financial estimates by us or securities analysts and recommendations by securities analysts;
- Changes in our capital structure, including issuance of additional debt or equity to the public; and
- Strategic acquisitions.

Any of these events and factors may cause our stock price to rise or fall and may adversely affect our business and financing opportunities.

Our design and production processes are subject to safety and environmental regulations which could lead to increased costs, or otherwise adversely affect our business, financial condition and results of operations.

We are subject to a variety of laws and regulations relating to, among other things, the use, storage, discharge and disposal of materials and substances used in our facilities and manufacturing processes as well as the safety of our employees and the public. Directives first introduced in the European Union impose a "take back" obligation on manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment and restrict the use of certain potentially hazardous materials, including lead and some flame retardants, in electronic products and components. Other jurisdictions in the U.S. and internationally have since introduced similar requirements, and we anticipate that future regulations might further restrict allowable materials in our products, require the establishment of additional recycling or take back programs or mandate the measurement and reduction of carbon emissions into the environment. We have implemented procedures and will likely continue to introduce new processes to comply with current and future safety and environmental legislation. However, measures taken now or in the future to comply with such legislation may adversely affect our manufacturing or personnel costs or product sales by requiring us to acquire costly equipment or materials, redesign production processes or to incur other significant expenses in adapting our manufacturing programs or waste disposal and emission management processes. Furthermore, safety or environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, or the suspension of affected operations, which could have an adverse effect on our business, financial condition and results of operations.

We are subject to many laws and regulations, and violation of or changes in those requirements could materially and adversely affect our business.

We are subject to numerous U.S. and international laws regarding corporate conduct, fair competition, preventing corruption and import and export practices, including requirements applicable to U.S. government contractors. While we maintain a rigorous corporate ethics and compliance program, we may be subject to increased regulatory scrutiny, significant monetary fines or penalties, suspension of business opportunities or loss of jurisdictional operating rights as a result of any failure to comply with those requirements. We may also be exposed to potential liability resulting from our business partners' violation of these requirements. In addition, U.S. regulatory agencies have recently introduced new enforcement efforts that may proactively seek conduct-related information from companies operating in certain targeted industries or locations, without regard for whether potential violations have been identified. If we were to receive such an information request, we may incur increased personnel and legal costs in order to adequately review and respond to the request. Further, our U.S. and international business models are based on currently applicable regulatory requirements and exceptions. Changes in those requirements or exceptions could necessitate changes to our business model. Any of these consequences could materially and adversely impact our business and operating results.

We may be sued by our customers as a result of failures in our products.

We face potential liability for performance problems of our products because our end users employ our storage technologies for the storage and backup of important data and to satisfy regulatory requirements. Although we maintain technology errors and omissions liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability or accrual of litigation costs that is not covered by insurance or is in excess of our insurance coverage could harm our business. In addition, we could potentially face claims for product liability from our customers if our products cause property damage or bodily injury. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability or accrual of litigation costs that is not covered by insurance or is in excess of our insurance coverage could harm our business.

We must maintain appropriate levels of service parts inventories. If we do not have sufficient service parts inventories, we may experience increased levels of customer dissatisfaction. If we hold excessive service parts inventories, we may incur financial losses.

We maintain levels of service parts inventories to satisfy future warranty obligations and also to earn service revenue by providing enhanced and extended warranty and repair service during and beyond the warranty period. We estimate the required amount of service parts inventories based on historical usage and forecasts of future warranty requirements, including estimates of failure rates and costs to repair, and out of warranty revenue. Given the significant levels of judgment inherently involved in the process, we cannot provide assurance that we will be able to maintain appropriate levels of service parts inventories to satisfy customer needs and to avoid financial losses from excess service parts inventories. If we are unable to maintain appropriate levels of service parts inventories, our business, financial condition and results of operations may be materially and adversely impacted.

From time to time we have made acquisitions. The failure to successfully integrate future acquisitions could harm our business, financial condition and operating results.

As a part of our business strategy, we have in the past and may make acquisitions in the future, subject to certain debt covenants. We may also make significant investments in complementary companies, products or technologies. If we fail to successfully integrate such acquisitions or significant investments, it could harm our business, financial condition and operating results. Risks that we may face in our efforts to integrate any recent or future acquisitions include, among others:

- Failure to realize anticipated savings and benefits from the acquisition;
- Difficulties in assimilating and retaining employees;
- Potential incompatibility of business cultures;
- Coordinating geographically separate organizations;
- Diversion of management's attention from ongoing business concerns;
- Coordinating infrastructure operations in a rapid and efficient manner;
- The potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;
- Failure of acquired technology or products to provide anticipated revenue or margin contribution;
- Insufficient revenues to offset increased expenses associated with the acquisition;
- Costs and delays in implementing or integrating common systems and procedures;
- Reduction or loss of customer orders due to the potential for market confusion, hesitation and delay;
- Impairment of existing customer, supplier and strategic relationships of either company;
- Insufficient cash flows from operations to fund the working capital and investment requirements;
- Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

- The possibility that we may not receive a favorable return on our investment, the original investment may become impaired, and/or we may incur losses from these investments;
- Dissatisfaction or performance problems with the acquired company;
- The assumption of risks of the acquired company that are difficult to quantify, such as litigation;
- The cost associated with the acquisition, including restructuring actions, which may require cash payments that, if large enough, could materially and adversely affect our liquidity; and
- Assumption of unknown liabilities or other unanticipated adverse events or circumstances.

Acquisitions present many risks, and we may not realize the financial and strategic goals that were contemplated at the time of any transaction. We cannot provide assurance that we will be able to successfully integrate any business, products, technologies or personnel that we may acquire in the future, and our failure to do so could negatively impact our business, financial condition and operating results.

If the average closing price of our common stock were to drop below $1.00 per share over a consecutive thirty trading-day period, we would be out of compliance with NYSE Euronext ("NYSE") rules, and our common stock could be delisted from trading on the NYSE, which could materially and adversely impair the liquidity and value of our common stock.

The price of our common stock has decreased during fiscal 2013, closing as low as $1.05 on October 31, 2012. If the average closing price of our common stock does not exceed $1.00 per share over a consecutive thirty trading-day period, we would be non-compliant with NYSE continued listing standards. Once notified of such non-compliance by the NYSE, we would need to bring our share price and consecutive thirty trading-day average share price back above $1.00 per share within six months or the NYSE would commence suspension and delisting procedures. In addition, if our common stock price falls below the $1.00 threshold to the point where the NYSE considers the stock price to be "abnormally low," the NYSE has the discretion to begin delisting proceeding immediately with respect to our common stock. There is no formal definition of "abnormally low" in the NYSE rules. If our common stock were delisted, the ability of our stockholders to sell any of our common stock at all would be severely, if not completely, limited, causing our stock price to decline further.

If the future outcomes related to the estimates used in recording tax liabilities to various taxing authorities result in higher tax liabilities than estimated, then we would have to record tax charges, which could be material.

We have provided amounts and recorded liabilities for probable and estimable tax adjustments that may be proposed by various taxing authorities in the U.S. and foreign jurisdictions. If events occur that indicate payments of these amounts will be less than estimated, then reversals of these liabilities would create tax benefits recognized in the periods when we determine the liabilities have reduced. Conversely, if events occur which indicate that payments of these amounts will be greater than estimated, then tax charges and additional liabilities would be recorded. In particular, various foreign jurisdictions could challenge the characterization or transfer pricing of certain intercompany transactions. In the event of an unfavorable outcome of such challenge, there exists the possibility of a material tax charge and adverse impact on the results of operations in the period in which the matter is resolved or an unfavorable outcome becomes probable and estimable.

Certain changes in stock ownership could result in a limitation on the amount of net operating loss and tax credit carryovers that can be utilized each year. Should we undergo such a change in stock ownership, it would severely limit the usage of these carryover tax attributes against future income, resulting in additional tax charges, which could be material.

We are exposed to fluctuations in foreign currency exchange rates, and an adverse change in foreign currency exchange rates relative to our position in such currencies could have a materially adverse impact on our business, financial condition and results of operations.

We do not currently use derivative financial instruments for foreign currency hedging or speculative purposes. We have used in the past, and may use in the future, foreign currency forward contracts to hedge our exposure to foreign currency exchange rates. To the extent that we have assets or liabilities denominated in a foreign currency that are inadequately hedged or not hedged at all, we may be subject to foreign currency losses, which could be significant.

Our international operations can act as a natural hedge when both operating expenses and sales are denominated in local currencies. In these instances, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar would result in lower sales when translated to U.S. dollars, operating expenses would also be lower in these circumstances. An increase in the rate at which a foreign currency is exchanged for U.S. dollars would require more of that particular foreign currency to equal a specified amount of U.S. dollars than before such rate increase. In such cases, and if we were to price our products and services in that particular foreign currency, we would receive fewer U.S. dollars than we would have received prior to such rate increase for the foreign currency. Likewise, if we were to price our products and services in U.S. dollars while competitors priced their products in a local currency, an increase in the relative strength of the U.S. dollar would result in our prices being uncompetitive in those markets. Such fluctuations in currency exchange rates could materially and adversely affect our business, financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters are located in San Jose, California. We lease facilities in North America, Europe and Asia Pacific. The following is a summary of the significant locations and primary functions of those facilities as of March 31, 2013:

Location	Function
North America	
San Jose, CA	Corporate headquarters, research and development, sales
Irvine, CA	Administration, sales, service, research and development
Colorado Springs, CO	Operations, service, research and development, sales, administration
Louisville, CO	Research and development
Englewood, CO	Research and development, service, sales, operations
Mendota Heights, MN	Research and development
Richardson, TX	Research and development
Bellevue, WA	Administration and sales
Other North America	Sales
Europe	
Paris, France	Sales
Boehmenkirch, Germany	Service
Munich, Germany	Sales and service
Zurich, Switzerland	Operations and administration
Bracknell, UK	Sales and service
Northampton, UK	Sales and service
Other Europe	Sales and service
Asia Pacific	
Adelaide, Australia	Research and development
Beijing, China	Sales
Kuala Lumpur, Malaysia	Administration and customer service
Singapore City, Singapore	Sales and distribution
Other Asia Pacific	Sales

ITEM 3. LEGAL PROCEEDINGS

Overland

On June 28, 2012, Overland Storage, Inc. ("Overland") filed a patent infringement lawsuit against Quantum in the U.S. District Court for the Southern District of California, alleging that certain of its automated tape libraries fall within the scope of patents 6,328,766 and 6,353,581. Overland is seeking injunctive relief, as well as the recovery of unspecified monetary damages, including treble damages for willful infringement. We do not believe we infringe the Overland patents and we will defend ourselves vigorously. We do not believe there is a reasonable possibility that we will pay material damages related to this lawsuit.

On August 28, 2012, we filed a lawsuit against Overland in the U.S. District Court for the Southern District of California, for patent infringements of our patents 6,542,787; 6,498,771; 5,925,119 and 5,491,812 by the products in Overland's NEO tape library and SnapServer product lines. We are seeking injunctive relief and the recovery of monetary damages.

On April 12, 2013, we filed a lawsuit against Overland in the U.S. District Court for the Southern District of California, for patent infringements of our patent 7,263,596 by the products in Overland's SnapScale product lines. We are seeking injunctive relief and the recovery of monetary damages.

Compression Technology Solutions

On September 12, 2011, Compression Technology Solutions LLC ("CTS") filed a patent infringement lawsuit against a group of companies, consisting of Quantum, CA., Inc., EMC Corporation, Hewlett-Packard Company, International Business Machines Corp., NetApp, Inc. and Quest Software, Inc., in the U.S. District Court for the Eastern District of Missouri, alleging that certain unspecified products of the defendants, characterized as "deduplication software systems," and, in the case of Quantum, including Quantum's "DXi Series Deduplication software," fall within the scope of patent 5,414,650. CTS was seeking injunctive relief, as well as the recovery of monetary damages, including treble damages for willful infringement. We do not believe we infringe the CTS patent; we believe that the CTS patent is invalid, and we defended ourselves vigorously. In April 2012, our motion to transfer venue was granted and the lawsuit was transferred to the U.S. District Court for the Northern District of California. On May 29, 2013, our motion for summary judgment was granted, with all of the asserted claims held invalid by the District Court, and the lawsuit against Quantum and the other defendants has been dismissed with prejudice.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the New York Stock Exchange under the symbol "QTM." As of May 31, 2013, the closing price of our common stock was $1.55 per share. The prices per share reflected in the following table represent the range of high and low sales prices of our common stock for the quarters indicated:

Fiscal 2013	High	Low
First quarter ended June 30, 2012	$ 2.71	$ 1.78
Second quarter ended September 30, 2012	2.19	1.20
Third quarter ended December 31, 2012	1.70	1.00
Fourth quarter ended March 31, 2013	1.47	1.20
Fiscal 2012	**High**	**Low**
First quarter ended June 30, 2011	$ 3.53	$ 2.44
Second quarter ended September 30, 2011	3.42	1.54
Third quarter ended December 31, 2011	2.84	1.65
Fourth quarter ended March 31, 2012	2.90	2.01

Historically, we have not paid cash dividends on our common stock and do not intend to pay dividends in the foreseeable future. Our ability to pay dividends is restricted by the covenants in our senior secured revolving credit agreement unless we meet certain defined thresholds. See "Liquidity and Capital Resources" in Item 7 and also Note 7 "Convertible Subordinated Debt and Long-Term Debt" to the Consolidated Financial Statements.

As of May 31, 2013, there were 1,222 Quantum stockholders of record, including the Depository Trust Company, which holds shares of Quantum common stock on behalf of an indeterminate number of beneficial owners. The information required by this item regarding equity compensation plans is provided in Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Performance Graph

The following graph compares the cumulative total return to stockholders of Quantum common stock at March 31, 2013 for the period since March 31, 2008 to the cumulative total return over such period of (i) the NASDAQ Composite Index and (ii) the S & P Computer Storage & Peripherals Index. The graph assumes an investment of $100 on March 31, 2008 in our common stock and in each of the indices listed on the graph and reflects the change in the market price of our common stock relative to the changes in the noted indices at March 31, 2009, March 31, 2010, March 31, 2011, March 31, 2012 and March 31, 2013. The performance shown below is based on historical data and is not indicative of, nor intended to forecast, future price performance of our common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Quantum Corporation, the NASDAQ Composite Index,
and the S&P Computer Storage & Peripherals Index


$250
$200
$150
$100
$50
$0
3/08
3/09
3/10
3/11
3/12
3/13
Quantum Corporation
NASDAQ Composite
S&P Computer Storage & Peripherals

*$100 invested on 3/31/08 in stock or index, including reinvestment of dividends.
Fiscal year ending March 31.

Unregistered Securities Sold in Fiscal 2013

On October 31, 2012, we issued $60 million aggregate principal amount of 4.50% Convertible Senior Subordinated Notes due November 15, 2017 to Credit Suisse Securities (USA) LLC (the "Initial Purchaser") in a private placement, and on November 6, 2012, we issued an additional $10 million aggregate principal amount of 4.50% convertible subordinated notes due November 15, 2017 pursuant to an over-allotment provision (collectively, the "Notes"). The terms of the Notes are governed by an Indenture, dated October 31, 2012, by and between Quantum and U.S. Bank National Association, as Trustee. The net proceeds from the offering, after deducting the Initial Purchaser's discounts and commissions of $2.1 million and $0.2 million of offering expenses paid by Quantum, were approximately $67.7 million. We offered and sold the Notes to the Initial Purchaser in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 (the "Securities Act"). The Initial Purchaser then sold the notes to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A under the Securities Act.

The Notes are convertible at the option of the holders, into shares of our common stock, and the initial conversion rate was 607.1645 shares per $1,000 principal amount of Notes. The conversion rate may be adjusted for certain dilutive and concentrative events and may be increased upon conversion in connection with certain corporate transactions. The Notes are convertible at any time prior to the close of business on the business day immediately preceeding the maturity date of the Notes.

ITEM 6. SELECTED FINANCIAL DATA

This summary of selected consolidated financial information of Quantum for fiscal 2009 to 2013 should be read together with our Consolidated Financial Statements contained in this Annual Report on Form 10-K. We have certain items that affect the comparability of the selected financial information. Fiscal 2010 results included a $12.9 million gain on debt extinguishment, net of costs. Fiscal 2009 results included $11.0 million of royalty revenue from a legal settlement and a $339.0 million goodwill impairment charge.

	For the year ended March 31,				
(In thousands, except per share data)	**2013**	**2012**	**2011**	**2010**	**2009**
Statement of Operations Data:					
Total revenue	$ 587,572	$ 652,370	$ 672,270	$ 681,427	$ 808,972
Total cost of revenue	346,921	378,535	389,288	401,390	504,658
Gross margin	240,651	273,835	282,982	280,037	304,314
Income (loss) from operations	(42,700)	5,192	24,704	29,309	(329,925)
Net income (loss)	(52,419)	(8,809)	4,541	16,634	(358,264)
Basic net income (loss) per share	(0.22)	(0.04)	0.02	0.08	(1.71)
Diluted net income (loss) per share	(0.22)	(0.04)	0.02	0.02	(1.71)

	As of March 31,				
	2013	**2012**	**2011**	**2010**	**2009**
Balance Sheet Data:					
Total assets	$ 371,140	$ 395,348	$ 430,965	$ 504,143	$ 549,369
Short-term debt	—	—	1,067	23,983	4,000
Long-term debt	205,000	184,495	238,267	305,899	404,000

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Quantum Corporation ("Quantum", the "Company", "us" or "we"), founded in 1980, is a global expert in data protection and big data management. We provide solutions for storing and protecting information in physical, virtual, cloud and big data environments that are designed to help customers be certain they are maximizing the value of their data over its entire lifecycle. With our solutions, customers can better adapt in a world of continuing change by keeping and protecting more data for a longer period of time while reducing costs and increasing return on investment. We work closely with a broad network of distributors, value-added resellers ("VARs"), direct marketing resellers ("DMRs"), original equipment manufacturers ("OEMs") and other suppliers to meet customers' evolving data protection and big data management needs. Our stock is traded on the New York Stock Exchange under the symbol QTM.

Business

We offer a comprehensive range of solutions for data protection and big data management challenges that provide performance and value to end user customers of all sizes, from small businesses to multinational enterprises. We believe our combination of expertise, innovation and platform independence enables us to solve data protection and big data management issues more easily, cost-effectively and securely. We earn our revenue from the sale of products, systems and services through an array of channel partners and our sales force to reach end user customers of all sizes. Our products are sold under both the Quantum brand name and the names of various OEM customers. They include DXi® deduplication systems for high speed recovery and reliability, Scalar® tape automation products for disaster recovery and long-term data retention, StorNext® data management software and appliances, Lattus™ object storage solutions for high-performance big data file sharing and archiving and vmPRO™ solutions for protecting virtual machine data. We also offer cloud solutions for cloud-based backup, fast restore, data recovery and business continuity. In addition, we have the global scale and scope to support our worldwide customer base.

As a specialist providing end user customers with differentiated data protection and big data management solutions, our strategy is to continue to grow the independent channel for Quantum branded solutions and to increase revenue by offering products with superior performance and value. We have implemented a number of initiatives in an effort to drive branded revenue growth. One key initiative for fiscal 2013 was to increase revenue from our disk systems and software solutions products. Another key area of focus for fiscal 2013 was our marketing and awareness campaign. A third initiative was to continue to introduce new products and enhanced offerings in the significant growth markets of disk and software for the data protection and big data and archive markets as well as strategic enhancements and offerings in the tape automation market while continuing to provide service and support to new and existing customers.

We started fiscal 2013 with the objectives of increasing total revenue, having operating profit and generating cash from operations. These objectives assumed the market for tape automation systems and tape drives would be approximately the same as fiscal 2012 and the market for disk systems and software solutions would grow compared to fiscal 2012. We experienced difficult market conditions during fiscal 2013, especially for products and solutions based on tape technology. Market analysts estimated the overall demand in tape market decreased approximately 20% in the first half of fiscal 2013. During that period we had a 17% decline in our tape automation systems revenue which caused a significant negative impact to both total revenue and operating profit. In addition, our disk systems and software revenue decreased in the first quarter of fiscal 2013 as a result of economic weakness in Europe, and large orders decreased due to customer caution from economic uncertainty. During the second half of fiscal 2013, we believe there was continued weakness in the storage market as a result of economic uncertainty regarding the fiscal cliff in the U.S., and companies continued to be cautious with their purchasing decisions. We believe global economic conditions also caused end users to continue to reduce or delay spending, resulting in lower than expected sales, particularly in Asia and Europe, in the fourth quarter of fiscal 2013.

In the second quarter of fiscal 2013, we met our objective of increasing revenue for disk systems and software revenue for the quarter, achieving record revenue in this category. This revenue growth continued in the third quarter of fiscal 2013, increasing disk systems and software solutions revenue from the third quarter of fiscal 2012, ending fiscal 2013 with record annual revenue from disk systems and software solutions. We believe this revenue increase reflects the market opportunity, the strength of our DXi and StorNext product portfolios and continued innovation in these product families in addition to achieving better sales traction in the channel and improved sales productivity.

We expected and experienced sequential improvement in tape automation systems revenue from year-end IT budget spending and the release of LTO-6 technology in the third quarter of fiscal 2013. We introduced LTO-6 tape drives and tape automation systems in certain of our products in December 2012, which contributed to increased tape automation revenue from the second quarter of fiscal 2013 and sales of products with LTO-6 technology contributed incremental tape automation revenue in the fourth quarter of fiscal 2013 compared to the third quarter of fiscal 2013. Overall, we believe we retained our market share leadership in open tape systems automation due to the smaller percentage decrease in branded tape automation systems revenue than the estimated decrease in overall market demand. Branded tape automation revenue decreased 13% in fiscal 2013 while OEM tape automation revenue decreased 20%.

We continued our focus on training our sales team and engaging with channel partners to take advantage of sales opportunities across our portfolio. We had stronger new customer acquisition in fiscal 2013 than in fiscal 2012 which we believe was due in part to increased end user and channel partner awareness as a result of our marketing and awareness campaign in the first half of fiscal 2013. In addition, we introduced several new products for big data environments during fiscal 2013, including Lattus–X and Lattus–M, the first products in our object storage solutions family for big data environments, and several StorNext appliances. We also expanded our data protection product portfolio with the introduction of DXi6800, enhancements and upgrades to enterprise disk, vmPRO software and enterprise tape in addition to releasing our Q-Cloud solution for cloud backup and disaster recovery which leverages our DXi and vmPRO technology.

Given the tape revenue decrease in the first half of fiscal 2013 compared to the first half of fiscal 2012, its impact on operating profit, and the use of cash in operations, we recognized the need for and implemented cost controls and spending reductions in the third and fourth quarters of fiscal 2013. As a result, our financial performance in the third quarter of fiscal 2013 improved from the second quarter of fiscal 2013, contributing to decreased operating loss and generating cash from operations. These cost controls resulted in additional decreases in operating expenses and we generated more cash from operations in the fourth quarter of fiscal 2013 than the third quarter of fiscal 2013. The sequential improvement in our financial results in the third quarter of fiscal 2013 also reflects the leverage in our business model where revenue growth quickly leads to improved operating results.

We continued to improve our capital structure during fiscal 2013. We issued $70 million of convertible subordinated notes and amended the Wells Fargo credit agreement to decrease the line of credit and modify certain covenants with terms that are financially more beneficial and provide additional flexibility to run our business.

We believe our product portfolio is the strongest it has been since we became a systems company and that it positions us well to continue to add customers and increase revenue in the next fiscal year. We plan to continue to expand and improve our product and solution offerings, with emphasis on branded disk systems, software solutions, virtual offerings, cloud solutions and next generation object storage. Using a balanced approach to take advantage of market opportunities and investing for growth while in a period of economic uncertainty, we are focused on revenue growth balanced with operating profit and generating cash from operations.

Results

We had total revenue of $587.6 million in fiscal 2013, a 10% decrease from fiscal 2012 primarily due to decreased market demand for products based on tape technology Product revenue from OEM customers decreased 18% and revenue from branded products decreased 10% both primarily due to decreased revenue from tape automation systems. Our continued efforts to increase revenue from disk systems and software solutions resulted in record annual revenue for this revenue category and a 4% increase from fiscal 2012. Service revenue was unchanged from fiscal 2012, while royalty revenue decreased 21% from fiscal 2012 as expected. Our focus on growing the branded business during the fiscal year is reflected in the greater proportion of non-royalty revenue from our branded business, at 83% in fiscal 2013, compared to 81% in fiscal 2012 and 79% in fiscal 2011.

Our gross margin percentage decreased 100 basis points from fiscal 2012 to 41.0% largely due to decreased product revenue and a corresponding lower product gross margin as well as a $12.2 million decrease in royalty revenue, partially offset by increased service gross margin. Some of our costs of goods sold are relatively fixed in the short term; therefore, revenue increases or decreases can have a material impact on the gross margin rate. Operating expenses increased $13.2 million, or 5% from fiscal 2012, primarily from restructuring charges in the second half of fiscal 2013 for severance and benefits to right-size our workforce in order to align spending with revised revenue expectations. We had a $42.7 million loss from operations in fiscal 2013 compared to operating income of $5.2 million in fiscal 2012.

Interest expense decreased 22% to $8.3 million primarily due to principal payments in the prior year and to a lesser extent from decreased debt amortization expense as a result of debt refinancings in calendar 2012. During fiscal 2013, we issued $70 million of subordinated convertible debt, using $49.5 million of the proceeds to fully repay the balance on the revolving credit line. We continued to generate cash from operating activities, with $7.7 million in fiscal 2013 compared to $45.7 million in fiscal 2012.

RESULTS OF OPERATIONS FOR FISCAL 2013, 2012 AND 2011

Revenue

	For the year ended March 31,						Change			
(dollars in thousands)	2013		2012		2011		2013 vs. 2012		2012 vs. 2011	
		% of revenue		% of revenue		% of revenue				
Product revenue	$ 399,043	67.9%	$ 451,340	69.2%	$ 456,903	[illegible]	$ (52,297)	(11.6)%	$ (5,563)	(1.2)%
Service revenue	144,037	24.5%	144,364	22.1%	151,095	22.5%	(327)	(0.2)%	(6,731)	(4.5)%
Royalty revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	(12,174)	(21.5)%	(7,606)	(11.8)%
Total revenue	$ 587,572	100.0%	$ 652,370	100.0%	$ 672,270	100.0%	$ (64,798)	(9.9)%	$ (19,900)	(3.0)%

Total revenue in fiscal 2013 decreased from fiscal 2012, reflecting a decline in the tape automation market, economic uncertainty and a decrease in large orders, or orders over $200,000. These factors impacted revenue from branded data protection products and services the most, with a $39.8 million, or 9%, decrease from fiscal 2012. Data protection products include our tape automation systems, disk systems and devices and media offerings. The market for big data management and archive continued to grow, and revenue from branded big data and archive products and services increased 18%, or $7.8 million, from fiscal 2012, partially offsetting the decreased revenue from data protection products. Big data management and archive products include StorNext software, StorNext appliances and Lattus object storage solutions. In addition, OEM product and service revenue decreased $20.6 million, or 19%, and royalty revenue decreased $12.2 million, or 21%, from fiscal 2012.

Total revenue decreased in fiscal 2012 compared to fiscal 2011 primarily due to expected reductions in OEM and royalty revenue. The largest decreases in OEM revenue were from lower deduplication software, tape automation products, devices and service revenue. Partially offsetting these decreases were increased sales of branded disk systems and software solutions in fiscal 2012.

Product Revenue

	For the year ended March 31,						Change			
(dollars in thousands)	2013		2012		2011		2013 vs. 2012		2012 vs. 2011	
		% of revenue		% of revenue		% of revenue				
Disk systems and software solutions	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	$ 5,030	4.2%	$ 8,366	7.6%
Tape automation systems	206,112	35.1%	245,030	37.6%	254,153	37.8%	(38,918)	(15.9)%	(9,123)	(3.6)%
Devices and media	[illegible]	11.7%	[illegible]	[illegible]	92,072	13.7%	(18,409)	(21.1)%	(4,806)	(5.2)%
Total product revenue	$ 399,043	67.9%	$ 451,340	69.2%	$ 456,903	68.0%	$ (52,297)	(11.6)%	$ (5,563)	(1.2)%

Fiscal 2013 Compared to Fiscal 2012

Product revenue decreased 12% from fiscal 2012, primarily due to decreased sales of tape automation systems followed by lower revenue from devices and media, partially offset by increased revenue from disk systems and software solutions. Revenue from sales of branded products decreased 10% and OEM product revenue decreased 18% in fiscal 2013 compared to fiscal 2012, both primarily due to lower sales of tape automation systems.

Our disk systems and software solutions revenue increased 4% from 2012, resulting in record annual revenue in this revenue category. Revenue increases were primarily from sales of our StorNext appliances leading to record revenue for branded software solutions, and we also had record revenue from sales of midrange DXi products. The first StorNext appliances were introduced in fiscal 2012 and we added a number of products to the StorNext appliance family during fiscal 2013. Revenue from midrange disk systems increased 11% from the prior year; however, we believe our midrange disk systems cannibalized some revenue from enterprise disk solutions due to the capabilities of our newest midrange disk product. We had lower enterprise disk system revenue primarily due to fewer large orders, or orders over $200,000, during fiscal 2013.

The decrease in tape automation systems revenue in fiscal 2013 compared to fiscal 2012 was due to approximately $20 million decreases in both branded and OEM tape automation system sales. Midrange tape automation sales decreased the most, with 15% and 17% decreases, respectively, of branded midrange and OEM midrange tape automation systems revenue. Enterprise systems and entry-level sales of tape automation systems had similar revenue decreases from fiscal 2012. As noted above, demand for tape automation products decreased approximately 20% during the first half of fiscal 2013. Revenue from OEM tape automation systems decreased 20% while branded tape automation systems revenue decreased 13%, an indication that we gained market share in the branded tape business during fiscal 2013.

Product revenue from devices and media, which includes tape drives, removable hard drives and non-royalty media, decreased as expected from fiscal 2012 largely due to decreased media sales in addition to lower revenue from devices. These revenue decreases were primarily due to overall market declines. Higher than typical media sales during fiscal 2012 due to inventories being increased in response to concerns of supply disruptions following the March 2011 earthquake and tsunami in Japan also contributed to the decreased media revenue in fiscal 2013 compared to the prior year.

Fiscal 2012 Compared to Fiscal 2011

Product revenue decreased slightly from fiscal 2011, primarily due to decreased sales of tape automation systems and devices and media, mostly offset by increased revenue from disk systems and software solutions. Revenue from sales of branded products increased 3% in fiscal 2012 compared to fiscal 2011 primarily due to increased sales of disk systems and software solutions.

We introduced new disk products, a new product line of StorNext appliances and released upgrades to both disk systems and to software solutions in fiscal 2012, all of which contributed to fiscal 2012 revenue. We continued our efforts to expand engagement with our channel partners to increase sales of disk systems and software solutions. Revenue from disk systems and software solutions increased 8% to $119.0 million in fiscal 2012 compared to fiscal 2011, primarily due to increased midrange disk product sales followed by the addition of StorNext appliances. Midrange disk systems revenue increases were primarily due to the addition of revenue from our DXi6701 and DXi6702 products. Tempering these increases was an expected decrease in OEM deduplication software revenue due to our primary OEM deduplication software customer becoming a competitor in fiscal 2010 and revenue recognized in accordance with contractual requirements in fiscal 2011 that was not repeated.

Tape automation systems sales decreased $9.1 million, or 4%, in fiscal 2012 compared to fiscal 2011. This decrease was primarily due to expected declines in OEM revenue, followed by decreased branded enterprise and entry-level tape automation systems revenue.

Product revenue from devices, including tape drives and removable hard drives, and non-royalty media sales decreased 5% to $87.3 million primarily due to anticipated decreases in sales of older branded and OEM device technologies that reached, or are nearing, end of life. Largely offsetting the decrease was an increase in branded media revenue primarily due to the March 2011 earthquake and tsunami in Japan and resulting concern of shortages and supply disruption in the market. We continue to be strategic with media sales and have chosen to not pursue opportunities that do not provide sufficient margins.

Service Revenue

Service revenue includes revenue from sales of hardware service contracts, product repair, installation and professional services. Sales of hardware service contracts are typically purchased by our customers to extend the warranty or to provide faster service response time, or both. Service revenue was relatively unchanged in fiscal 2013 primarily due to a decreased volume of OEM product repair services that was offset by growth in revenue from branded service contracts associated with our StorNext appliances.

Service revenue decreased 4% to $144.4 million in fiscal 2012 compared to fiscal 2011 primarily due to lower hardware service contract revenues from end of service life on higher revenue service contracts for certain legacy branded tape automation products and to a lesser extent from decreased OEM product repair services. Service contracts on certain newer technology branded products provide lower revenue than service contracts on older technology branded products nearing end of service life. OEM service revenue decreases are primarily due to a number of our device products that reached end of service life in fiscal 2011 and fiscal 2012.

Royalty Revenue

Tape media royalties decreased 21%, or $12.2 million, from fiscal 2012 due to lower media unit sales sold by media licensees, largely due to an expected decrease in market demand for LTO media. In addition, royalties from DLT media continued to decrease as expected due to many companies no longer choosing to use this older technology.

Royalty revenue declined 12%, or $7.6 million, in fiscal 2012 primarily due to expected decreases of maturing DLT media unit sales by media licensees. Royalties from LTO media decreased 4% in fiscal 2012 primarily due to decreased LTO media unit sales by media licensees.

Gross Margin

(dollars in thousands)	For the year ended March 31,						Change			
	2013		2012		2011		2013 vs. 2012		2012 vs. 2011	
	Margin	Margin Rate	Margin	Margin Rate	Margin	Margin Rate				
Product margin	$ 131,769	33.0%	$ 160,964	35.7%	$ 162,528	35.6%	$ (29,195)	(18.1)%	$ (1,564)	(1.0)%
Service margin	64,390	44.7%	55,905	38.7%	56,784	37.6%	8,485	15.2%	(879)	(1.5)%
Royalty margin	44,492	100.0%	56,666	100.0%	64,272	100.0%	(12,174)	(21.5)%	(7,606)	(11.8)%
Gross margin	$ 240,651	41.0%	$ 273,835*	42.0%	$ 282,982*	42.1%	$ (33,184)	(12.1)%	$ (9,147)	(3.2)%

* Fiscal 2012 total gross margin includes a $0.3 million restructuring benefit related to cost of revenue and fiscal 2011 total gross margin includes $0.6 million of restructuring charges related to cost of revenue.

Fiscal 2013 Compared to Fiscal 2012

The 100 basis point decrease in gross margin percentage compared to fiscal 2012 was primarily due to decreased product revenue and a corresponding lower product gross margin as well as a $12.2 million decrease in royalty revenue, partially offset by increased service gross margin. Some of our costs of goods sold are relatively fixed in the short term; therefore, revenue increases or decreases can have a material impact on the gross margin rate.

Fiscal 2012 Compared to Fiscal 2011

The 10 basis point decrease in gross margin percentage in fiscal 2012 compared to fiscal 2011 was due to largely offsetting factors. Gross margin decreased due to less high margin revenue in our product mix, largely from decreased OEM deduplication software revenue and royalty revenue. Both OEM deduplication software and royalty revenue provide among the highest margins of our portfolio. Gross margin was favorably impacted by lower intangible amortization from certain intangibles becoming fully amortized in fiscal 2011 and fiscal 2012.

Product Margin

Fiscal 2013 Compared to Fiscal 2012

Product gross margin dollars decreased $29.2 million, or 18%, compared to fiscal 2012, and our product gross margin rate decreased 270 basis points primarily due to a 12% decrease in product revenue. As noted above, some of our product costs of goods sold are relatively fixed in the short term; therefore, product revenue increases or decreases impact the product gross margin rate. The change in the mix of products sold, as described above in product revenue, also contributed to decreased product margins in fiscal 2013. In addition, we had an increase in compensation and benefits in fiscal 2013 compared to fiscal 2012 primarily due to investment in our software support team. We also had an increase in the manufacturing inventory allowance in fiscal 2013 compared to the prior year largely due to more products nearing end of life. Partially offsetting these factors was lower intangible amortization in fiscal 2013 due to certain intangible assets becoming fully amortized in fiscal 2013 and fiscal 2012, decreased facility expense from reducing our warehouse footprint and lower freight expense as a result of fewer shipments compared to fiscal 2012.

Fiscal 2012 Compared to Fiscal 2011

Product gross margin dollars decreased 1% in fiscal 2012 compared to fiscal 2011 primarily due to the 1% decrease in product revenue. However, product gross margin percentage improved slightly from fiscal 2011. The product gross margin increase was primarily due to a $7.1 million decrease in intangible amortization in fiscal 2012, mostly offset by the decrease in high margin OEM deduplication software revenue compared to fiscal 2011.

Service Margin

Fiscal 2013 Compared to Fiscal 2012

Service gross margin dollars increased $8.5 million, or 15%, compared to fiscal 2012, and service gross margin percentage increased 600 basis points while service revenue was unchanged. The increase in service margin was primarily due to reduced costs across our service delivery model from a decreased volume of repairs and in part due to bringing repair of certain product lines in-house. The more significant cost decreases in fiscal 2013 compared to fiscal 2012 were for compensation and benefits, external service providers, third party warehouse and service materials. Compensation and benefits decreased due to reduced staffing requirements from decreased repair volumes. External service provider expense decreased due to a combination of having repair of certain product lines in-house for the full fiscal year, decreased repair volumes and negotiating lower rates on the renewals of contracts with certain service providers in fiscal 2012. Third party warehouse expenses decreased due to efforts to reduce service parts inventory levels including reduced usage of third party warehouses. Service material decreases were primarily due to lower repair volumes compared to the prior year. In addition, our service activities continue to reflect a larger proportion of branded products under contract, which have relatively higher margins than margins for OEM repair services.

Fiscal 2012 Compared to Fiscal 2011

Service gross margin dollars decreased $0.9 million, or approximately 2%, in fiscal 2012 compared to fiscal 2011. Our service gross margin percentage increased 110 basis points to 38.7% in fiscal 2012, largely due to decreased external provider expenses and inventory allowance expense. External service provider expense decreased due to a combination of bringing repair of additional product lines in-house and negotiating lower rates on the renewals of contracts with certain service providers in fiscal 2012. We had higher inventory allowance expense in fiscal 2011 due to end of service life plans for several products. In addition, our service activities for fiscal 2012 reflected a greater proportion of revenue from branded products under contract, which have relatively higher margins than margins for OEM repair services.

Research and Development Expenses

(dollars in thousands)	For the year ended March 31,						Change			
	2013		2012		2011		2013 vs. 2012		2012 vs. 2011	
		% of revenue		% of revenue		% of revenue				
Research and development	$ 73,960	12.6%	$ 74,365	11.4%	$ 73,008	10.9%	$ (405)	(0.5)%	$ 1,357	1.9%

Fiscal 2013 Compared to Fiscal 2012

The decrease in research and development expenses compared to fiscal 2012 was the net result of several factors. Due to the implementation of cost reduction measures in the second half of fiscal 2013, including restructuring actions that decreased headcount, we had a decrease of $0.8 million in compensation and benefits and also had smaller decreases in several other areas including travel expenses, dues and subscriptions and facilities expense. In addition, we had a $0.6 million decrease in project materials as a result of the types of products under development and related testing material requirements compared to the prior year. Mostly offsetting these decreases, we had a $0.9 million increase in depreciation expense due to laboratory testing equipment purchases and a $0.6 million increase in use of external service providers, primarily for next generation LTO product development.

Fiscal 2012 Compared to Fiscal 2011

The increase in research and development expenses for fiscal 2012 was primarily due to a $1.7 million increase in compensation and benefits from investment in our disk systems software and hardware and our virtual systems engineering teams to support new product development efforts. Partially offsetting this increase was a $0.5 million decrease in travel expenses compared to the prior year.

Sales and Marketing Expenses

(dollars in thousands)	For the year ended March 31,						Change			
	2013		2012		2011		2013 vs. 2012		2012 vs. 2011	
		% of revenue		% of revenue		% of revenue				
Sales and marketing	$ 137,041	23.3%	$ 130,938	20.1%	$ 122,768	18.3%	$ 6,103	4.7%	$ 8,170	6.7%

Fiscal 2013 Compared to Fiscal 2012

The increase in sales and marketing expense in fiscal 2013 compared to fiscal 2012 was primarily due to a $5.6 million increase in compensation and benefits from growing our branded sales force and marketing team in the first half of fiscal 2013. In addition, we had a $2.2 million net increase in advertising and marketing expenses and a $0.7 million increase in external service provider expense due to our awareness campaign and expanded advertising programs in the first half of fiscal 2013 intended to increase current and future demand for our products and services. As noted above, these efforts contributed to the stronger new customer acquisition in fiscal 2013. These increases were partially offset by a $3.6 million decrease in intangible amortization due to certain intangibles becoming fully amortized.

Fiscal 2012 Compared to Fiscal 2011

Sales and marketing expenses increased in fiscal 2012 primarily due to a $7.2 million increase in compensation and benefits, including commissions. Commissions increased due to increased branded product revenue and salaries and benefits increased largely due to growing our branded sales force. In addition, travel expenses increased $1.0 million due in part to increased airfare and fuel costs, incremental travel by our sales engineers to support customer sales and increased travel for sales training events to expand our position with existing and new channel partners to drive future growth.

General and Administrative Expenses

(dollars in thousands)	For the year ended March 31,						Change			
	2013		2012		2011		2013 vs. 2012		2012 vs. 2011	
		% of revenue		% of revenue		% of revenue				
General and administrative	$ 62,179	10.6%	$ 62,910	9.6%	$ 59,460	8.8%	$ (731)	(1.2)%	$ 3,450	5.8%

Fiscal 2013 Compared to Fiscal 2012

The decrease in general and administrative expenses from fiscal 2012 was primarily due to a $0.8 million decrease in compensation and benefits from reduced headcount as a result of restructuring actions taken in the second half of fiscal 2013.

We may incur higher than typical legal costs in fiscal 2014 to defend ourselves while patent infringement lawsuits are ongoing. We do not believe there is a reasonable possibility that we will pay material damages related to these lawsuits. These lawsuits are discussed in more detail in Note 13 "Commitments and Contingencies" under Legal Proceedings.

Fiscal 2012 Compared to Fiscal 2011

The increase in general and administrative expenses was primarily due to a $2.2 million increase in compensation and benefits primarily from increased stock compensation expense due to equity grants related to promotions and merit increases. In addition, we had $1.4 million in credits in fiscal 2011 primarily due to accounts receivable recoveries and a litigation settlement that were not repeated.

Restructuring Charges

(dollars in thousands)	For the year ended March 31,						Change			
	2013		2012		2011		2013 vs. 2012		2012 vs. 2011	
		% of revenue		% of revenue		% of revenue				
Restructuring charges (benefit) related to cost of revenue	$ —	—%	$ (300)	0.0%	$ 602	0.1%	$ 300	100.0%	$ (902)	(149.8)%
Restructuring charges in operating expenses	10,171	1.7%	1,930	0.3%	3,042	0.5%	8,241	n/m	(1,112)	(36.6)%
Total restructuring charges	$ 10,171	1.7%	$ 1,630	0.2%	$ 3,644	0.5%	$ 8,541	n/m	$ (2,014)	(55.3)%

Our restructuring actions are steps undertaken to reduce costs in an effort to return to consistent profitability. Given the tape revenue decrease in the first half of fiscal 2013, its impact on operating profit and the use of cash in operations, we recognized the need for and implemented restructuring plans in the second half of fiscal 2013. In fiscal 2011 and 2012, restructuring actions to consolidate operations supporting our business were the result of strategic management decisions. For additional information and disclosure of restructuring charges refer to Note 8 "Restructuring Charges" to the Consolidated Financial Statements. Until we achieve consistent and sustainable levels of profitability, we may incur restructuring charges in the future from additional cost reduction efforts.

Fiscal 2013 Compared to Fiscal 2012

The increase in restructuring charges in fiscal 2013 compared to the prior year was primarily due to a $6.7 million increase in severance and benefits expense from eliminating more positions in both the U.S. and internationally across most functions of the business to align spending with revenue expectations. Facility restructuring expense increased $1.6 million compared to fiscal 2012 primarily due to accruing remaining lease expense related to the portion of a U.S. facility that was vacated in the fourth quarter of fiscal 2013.

Fiscal 2012 Compared to Fiscal 2011

The decrease in restructuring charges in fiscal 2012 was due to a $2.0 million decrease in severance charges due to fewer positions eliminated during the year as a result of strategic management decisions and a $0.9 million decrease in restructuring charges related to cost of revenue due to lower actual costs than estimated to exit a supplier relationship. Partially offsetting these decreases was a $0.9 million increase in facility restructuring charges due to negotiating a $0.3 million settlement for a lease liability on a vacated facility in India in fiscal 2012 and $0.6 million in credits in fiscal 2011 primarily due to negotiating settlements for lease liabilities for amounts lower than the outstanding lease contracts.

Gain on Sale of Patents

(dollars in thousands)	For the year ended March 31,						Change			
	2013		2012		2011		2013 vs. 2012		2012 vs. 2011	
		% of revenue		% of revenue		% of revenue				
Gain on sale of patents	$ —	—%	$ 1,500	0.2%	$ —	—%	$ (1,500)	(100.0)%	$ 1,500	n/a

During fiscal 2012, we had a $1.5 million gain on the sale of patents. Under the patent sale agreement, we retain a royalty-free license for these patents. We may enter into similar transactions in the future.

Other Income and Expense

(dollars in thousands)	For the year ended March 31,						Change			
	2013		2012		2011		2013 vs. 2012		2012 vs. 2011	
		% of revenue		% of revenue		% of revenue				
Other income and (expense)	$ (216)	0.0%	$ (118)	0.0%	$ 1,199	0.2%	$ (98)	(83.1)%	$ (1,317)	(109.8)%

Other expense in fiscal 2013 was relatively unchanged from fiscal 2012. Other income and expense decreased $1.3 million in fiscal 2012 compared to fiscal 2011 primarily due to a $1.6 million net decrease in investment gains from fiscal 2011, largely due to gains from private technology venture limited partnerships that were not repeated. In addition, we had a $0.4 million net increase in foreign exchange losses primarily due to the U.S. dollar strengthening against the euro in fiscal 2012. These were partially offset by $0.9 million in fees for an amendment to our senior secured credit agreement in fiscal 2011 that were not repeated.

Interest Expense

(dollars in thousands)	For the year ended March 31,						Change			
	2013		2012		2011		2013 vs. 2012		2012 vs. 2011	
		% of revenue		% of revenue		% of revenue				
Interest expense	$ 8,342	1.4%	$ 10,686	1.6%	$ 20,163	3.0%	$ (2,344)	(21.9)%	$ (9,477)	(47.0)%

Fiscal 2013 Compared to Fiscal 2012

Interest expense decreased from fiscal 2012 primarily due to principal payments in the prior year that reduced the outstanding debt balance in fiscal 2013 compared to fiscal 2012. We also had a lower average interest rate during fiscal 2013 than the prior year that contributed to decreased interest expense. In addition, the debt refinancing in March 2012 to a revolving credit facility that had lower debt issuance costs than the prior credit facility decreased amortization of debt issuance costs in fiscal 2013 compared to fiscal 2012.

Fiscal 2012 Compared to Fiscal 2011

Interest expense decreased in fiscal 2012 compared to fiscal 2011 primarily due to decreased average interest rates from refinancing subordinated term debt that had a 12% interest rate with 3.5% convertible subordinated notes issued in November 2010. In addition, we had a lower senior secured term debt balance in fiscal 2012 than fiscal 2011 which also contributed to decreased interest expense.

In addition to the items noted above, interest expense includes the amortization of debt issuance costs for debt facilities. For further information, refer to Note 7 "Convertible Subordinated Debt and Long-Term Debt" to the Consolidated Financial Statements.

Loss on Debt Extinguishment

(dollars in thousands)	For the year ended March 31,						Change			
	2013		2012		2011		2013 vs. 2012		2012 vs. 2011	
		% of revenue		% of revenue		% of revenue				
Loss on debt extinguishment	$ —	—%	$ (2,310)	(0.4)%	$ (1,186)	(0.2)%	$ 2,310	100.0%	$ (1,124)	(94.8)%

During the fourth quarter of fiscal 2012, we fully repaid our senior secured term loan with Credit Suisse using cash on hand and borrowings of $49.5 million from a new credit facility with Wells Fargo. In connection with this debt extinguishment, we wrote off $2.3 million of unamortized debt costs related to the Credit Suisse credit agreement.

During the third quarter of fiscal 2011, we fully repaid outstanding subordinated term loans by issuing $135 million aggregate principal of 3.50% convertible subordinated notes. In connection with this debt extinguishment, we wrote off $1.2 million of unamortized debt costs related to the subordinated term loans.

Income Taxes

(dollars in thousands)	For the year ended March 31,						Change			
	2013		2012		2011		2013 vs. 2012		2012 vs. 2011	
		% of pre-tax loss		% of pre-tax loss		% of pre-tax income				
Income tax provision	$ 1,161	(2.3)%	$ 887	(11.2)%	$ 13	0.3%	$ 274	30.9%	$ 874	n/m

The $0.3 million increase in tax expense in fiscal 2013 compared to fiscal 2012 was primarily due to higher foreign taxes. The $0.9 million increase in tax expense in fiscal 2012 compared to fiscal 2011 was primarily due to the release in fiscal 2011 of $0.9 million in tax liabilities in foreign jurisdictions that were not repeated. Tax expense in fiscal 2013 and fiscal 2012 was primarily comprised of foreign income taxes and state taxes. Tax expense in fiscal 2011 was primarily comprised of foreign income taxes and state taxes, offset by the release of tax liabilities in foreign jurisdictions due to a favorable settlement and expiration of statutes of limitation.

Amortization of Intangible Assets

The following table details intangible asset amortization expense by classification within our Consolidated Statements of Operations (in thousands):

	For the year ended March 31,			Change			
	2013	2012	2011	2013 vs. 2012		2012 vs. 2011	
Cost of revenue	$ 3,775	$ 7,583	$ 14,662	$ (3,808)	(50.2)%	$ (7,079)	(48.3)%
Research and development	—	—	200	—	—%	(200)	(100.0)%
Sales and marketing	9,524	13,128	13,419	(3,604)	(27.5)%	(291)	(2.2)%
General and administrative	—	32	100	(32)	(100.0)%	(68)	(68.0)%
	$ 13,299	$ 20,743	$ 28,381	$ (7,444)	(35.9)%	$ (7,638)	(26.9)%

The decreased intangible asset amortization in fiscal 2013 and 2012 compared to the respective prior years was due to certain intangible assets becoming fully amortized. Refer to Note 5 "Intangible Assets and Goodwill" to the Consolidated Financial Statements for further information regarding our amortizable intangible assets.

Share-Based Compensation

The following table summarizes share-based compensation within our Consolidated Statements of Operations (in thousands):

	For the year ended March 31,			Change			
	2013	2012	2011	2013 vs. 2012		2012 vs. 2011	
Cost of revenue	$ 2,389	$ 2,203	$ 1,768	$ 186	8.4%	$ 435	24.6%
Research and development	3,665	3,250	2,486	415	12.8%	764	30.7%
Sales and marketing	4,699	4,048	3,121	651	16.1%	927	29.7%
General and administrative	4,386	4,236	3,046	150	3.5%	1,190	39.1%
	$ 15,139	$ 13,737	$ 10,421	$ 1,402	10.2%	$ 3,316	31.8%

The increase in share-based compensation in fiscal 2013 was primarily due to $2.5 million of incremental RSU expense largely for merit awards granted in 2013 to sales and marketing and research and development team members. This increase was partially offset by a $0.9 million decrease in option expense from fiscal 2012 due to existing options becoming fully vested during fiscal 2013 and a $0.2 million decrease in expense related to the employee stock purchase plan ("ESPP") due to lower stock prices than fiscal 2012.

The increase in share-based compensation expense in fiscal 2012 compared to fiscal 2011 was primarily due to a $3.7 million increase in expense related to restricted stock units due to more restricted stock units granted for employee merit increases at a higher grant-date stock price in fiscal 2012 than fiscal 2011. In addition we had a $0.6 million increase in expense related to the ESPP due to increased participation in fiscal 2012. This was partially offset by a $1.0 million decrease in expense related to options due to more options vesting in fiscal 2012 than were replaced by new option grants.

Recent Accounting Pronouncements

See Recent Accounting Pronouncements in Note 2 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on our results of operations and financial condition.

LIQUIDITY AND CAPITAL RESOURCES

	As of or for the year ended March 31,		
(In thousands)	2013	2012	2011
Cash and cash equivalents	$ 68,976	$ 51,261	$ 76,010
Net income (loss)	(52,419)	(8,809)	4,541
Net cash provided by operating activities	7,735	45,660	52,327
Net cash used in investing activities	(10,908)	(21,974)	(10,103)
Net cash provided by (used in) financing activities	20,975	(48,353)	(81,286)

Fiscal 2013

The $60.2 million difference between reported net loss and cash provided by operating activities during fiscal 2013 was primarily due to $52.1 million in non-cash items, the largest of which were share-based compensation, amortization, depreciation and service parts lower of cost or market adjustment. In addition, we had an $11.7 million decrease in accounts receivable primarily due to lower revenue and service billings in the fourth quarter of fiscal 2013 than the fourth quarter of fiscal 2012. This was partially offset by an $8.6 million decrease in accounts payable primarily due to decreased purchases and the timing of payments.

Cash used in investing activities was primarily due to $10.1 million of property and equipment purchases and $2.2 million used to purchase other investments. Equipment purchases were primarily for engineering equipment and testing hardware to support product development activities and equipment to update our network. We also made leasehold improvements to a location we started leasing in the first quarter of fiscal 2013. Other investment purchases we made were in private technology companies with products or features complementary to Quantum products and our strategy.

Cash provided by financing activities during fiscal 2013 was primarily due to $18.2 million in net borrowings from issuing convertible subordinated debt and repaying our line of credit balance from a portion of the convertible debt proceeds. In addition, we received $4.8 million from the exercise of stock options and issuance of shares under the employee stock purchase plan, partially offset by $2.0 million paid for taxes due upon vesting of restricted stock.

Fiscal 2012

The $54.5 million difference between reported net loss and cash provided by operating activities in fiscal 2012 was primarily due to $60.4 million of non-cash expenses, including amortization, share-based compensation, depreciation and service parts lower of cost or market adjustment. In addition, we had an $8.1 million increase in deferred revenue primarily due to increased sales of service contracts. Partially offsetting these was a $21.4 million use of cash from increased manufacturing inventories primarily due to purchasing materials to build and configure new products and securing hard disk drives in light of supply constraints from flooding in Thailand earlier in the fiscal year.

Cash used in investing activities during fiscal 2012 was primarily due to $11.4 million in purchases of property and equipment and $8.2 million of cash paid, net of cash acquired, for our acquisition of Pancetera. Equipment purchases were primarily for engineering equipment and testing hardware to support product development activities.

Cash used in financing activities during fiscal 2012 was primarily due to net debt repayments of $55.8 million, including $104.3 million to fully repay our senior secured term debt. We refinanced a portion of the senior secured term debt with a new revolving credit facility in fiscal 2012. Partially offsetting cash used in financing activities was $10.4 million in proceeds received from the exercise of stock options and issuance of shares under the employee stock purchase plan.

Fiscal 2011

The $47.8 million difference between reported net income and cash provided by operating activities in fiscal 2011 was primarily due to $67.5 million of non-cash expenses, including amortization, service parts lower of cost or market adjustment, depreciation and share-based compensation. These noncash expenses were partially offset by a $14.9 million increase in accounts receivable primarily due to increased sales of products and service billings in the fourth quarter of fiscal 2011 compared to the fourth quarter of fiscal 2010.

Cash used in investing activities during fiscal 2011 was primarily due to $12.3 million in purchases of property and equipment. Equipment purchases were primarily for engineering test equipment to support product development activities.

Cash used in financing activities during fiscal 2011 was primarily due to net debt repayments of $95.5 million, including $81.7 million of principal on our senior secured term debt. We refinanced subordinated term loans with 3.50% convertible subordinated debt in fiscal 2011, and the repayment of this long-term debt was offset by borrowings of convertible subordinated debt. In addition, we received $16.5 million from the issuance of common stock.

Capital Resources and Financial Condition

We continue to focus on improving our operating performance, including efforts to increase revenue and to continue to control costs in order to improve margins, return to consistent profitability and generate positive cash flows from operating activities. We believe that our existing cash and capital resources will be sufficient to meet all currently planned expenditures, debt service, contractual obligations and sustain operations for at least the next 12 months. This belief is dependent upon our ability to achieve gross margin projections and to control operating expenses in order to provide positive cash flow from operating activities. Should any of the above assumptions prove incorrect, either in combination or individually, it would likely have a material negative effect on our cash balances and capital resources.

The following is a description of our existing capital resources including outstanding balances, funds available to borrow, and primary repayment terms including interest rates. For additional information, see Note 7 "Convertible Subordinated Debt and Long-Term Debt" to the Consolidated Financial Statements.

We have $205 million of convertible subordinated debt in addition to a line of credit under the Wells Fargo Credit agreement ("WF credit agreement"). The $135 million aggregate principal amount outstanding of 3.50% convertible subordinated notes is due November 15, 2015, the terms of which are governed by an agreement dated November 15, 2010 between Quantum and U.S. Bank National Association ("3.50% notes"). The $70 million aggregate principal amount outstanding of 4.50% convertible subordinated notes further described below is due November 15, 2017, the terms of which are governed by an agreement dated October 31, 2012 between Quantum and U.S. Bank National Association ("4.50% notes"). Both the 3.50% notes and the 4.50% notes have required semi-annual interest payments.

During the third quarter of fiscal 2013, we issued $70 million aggregate principal amount of convertible subordinated notes. This was comprised of $60 million aggregate principal amount issued on October 31, 2012, and an additional $10 million aggregate principal amount issued on November 6, 2012 pursuant to an over-allotment provision. These notes are convertible into shares of our common stock at a conversion rate of 607.1645 shares per $1,000 principal amount, a conversion price of approximately $1.65 per share. We may not redeem the notes prior to their maturity date although investors may convert the 4.50% notes into Quantum common stock until November 14, 2017 at their option. In addition, since purchasers are qualified institutional investors, as defined in Rule 144A under the Securities Act of 1933 ("Securities Act"), the 4.50% notes have not been registered under the Securities Act. We pay 4.50% interest per annum on the principal amount of the 4.50% notes semi-annually on May 15 and November 15 of each year beginning in May 2013. Interest began to accrue on October 31, 2012. The 4.50% notes are subordinated to any existing indebtedness and other liabilities. We incurred and capitalized $2.3 million of fees for the 4.50% notes which are included in other long-term assets in our Consolidated Balance Sheets. The fees are amortized to interest expense over the term of the notes.

Under the WF credit agreement, as amended, we have the ability to borrow under a senior secured revolving credit facility. The maximum borrowing amount is the lesser of $55 million or the amount of the monthly borrowing base. The WF credit agreement matures March 29, 2017, or on August 16, 2015 if our 3.50% notes remain outstanding on that date. Quarterly, we are required to pay a 0.375% commitment fee on undrawn amounts under the revolving credit facility. There is a blanket lien on all of our assets under the WF credit agreement in addition to certain financial and reporting covenants. On October 31, 2012, we repaid all outstanding borrowings under the WF credit agreement with $49.5 million of the proceeds from the 4.50% notes. We have letters of credit totaling $1.1 million, reducing the amount available to borrow to $53.9 million at March 31, 2013. As of March 31, 2013, we were in compliance with all covenants and had no outstanding balance on the line of credit.

There were two primary amendments made to the WF credit agreement during fiscal 2013. On June 28, 2012, the WF credit agreement was amended in order to allow the assignment of one third of the total revolver commitment to Silicon Valley Bank. This amendment also made certain other conforming and related modifications, including changes to the average liquidity requirements.

With the completion of the convertible debt offering in the third quarter of fiscal 2013, we requested an amendment to the WF credit agreement to decrease the line of credit and modify certain covenants. An amendment was completed on January 31, 2013. The average liquidity covenant was eliminated. The fixed charge coverage ratio covenant is applicable only in fiscal quarters in which liquidity is below $16.5 million and decreased from 1.2 to 1.1 for the 12 month period ending on the last day of any fiscal quarter in which the covenant is applicable. The liquidity requirement to avoid triggering mandatory field audits decreased from $20 million to $18.5 million commencing January 31, 2013 and will remain at this level for the remaining term of the credit agreement. Both the fixed charge coverage ratio and liquidity are defined in the WF credit agreement and the January 31, 2013 amendment. In addition, compliance certificates must be filed monthly if borrowings exceed $15 million, otherwise they are to be filed quarterly. The fixed charge coverage ratio was not applicable for the fourth quarter of fiscal 2013 because our liquidity level exceeded the contractual threshold.

Generation of positive cash flow from operating activities has historically been, and will continue to be, an important source of cash to fund operating needs and meet our current and long-term obligations. We have taken many actions in recent years to offset the negative impact of economic uncertainty and slow economic growth and their impact on the data protection and big data and archive markets. We implemented cost reduction initiatives in the third quarter of fiscal 2013 and additional spending control programs in the fourth quarter of fiscal 2013 in an effort to better align spending with revenue expectations. We cannot provide assurance that the actions we are currently undertaking, have taken in the past or any actions we may take in the future will ensure a consistent, sustainable and sufficient level of net income and positive cash flow from operating activities to fund, sustain or grow our business. Certain events that are beyond our control, including prevailing economic, competitive and industry conditions, as well as various legal and other disputes, may prevent us from achieving these financial objectives. Any inability to achieve consistent and sustainable net income and cash flow could result in:

(i) Restrictions on our ability to manage or fund our existing operations, which could result in a material and adverse effect on our future results of operations and financial condition.

(ii) Unwillingness on the part of the lenders to do any of the following:

- Provide a waiver or amendment for any covenant violations we may experience in future periods, thereby triggering a default under, or termination of, the revolving credit line, or
- Approve any amendments to the credit agreement we may seek to obtain in the future.

Any lack of renewal, waiver, or amendment, if needed, could result in the revolving credit line becoming unavailable to us and any amounts outstanding becoming immediately due and payable.

(iii) Further impairment of our financial flexibility, which could require us to raise additional funding in the capital markets sooner than we otherwise would, and on terms less favorable to us, if available at all.

Any of the above mentioned items, individually or in combination, could have a material and adverse effect on our results of operations, available cash and cash flows, financial condition, access to capital and liquidity.

Off Balance Sheet Arrangements

Lease Commitments

We lease certain facilities under non-cancelable lease agreements. Some of the leases have renewal options ranging from one to ten years and others contain escalation clauses and provisions for maintenance, taxes or insurance. We also have equipment leases for computers and other office equipment. Future minimum lease payments under these operating leases are shown below in the "Contractual Obligations" section.

Commitments to Purchase Inventory

We use contract manufacturers for certain manufacturing functions. Under these arrangements, the contract manufacturer procures inventory to manufacture products based upon our forecast of customer demand. We have similar arrangements with certain other suppliers. We are responsible for the financial impact on the supplier of any reduction or product mix shift in the forecast relative to materials that the supplier had already purchased under a prior forecast. Such a variance in forecasted demand could require a cash payment for inventory in excess of current customer demand or for costs of excess or obsolete inventory. As of March 31, 2013, we had issued non-cancelable purchase commitments for $22.3 million to purchase inventory from our suppliers.

Stock Repurchases

As of March 31, 2013, there was $87.9 million remaining under our authorization to repurchase Quantum common stock. No stock repurchases were made during the fiscal years ended March 31, 2013, 2012 and 2011. Our ability to repurchase our common stock is restricted unless we meet certain thresholds under the terms of the WF credit agreement.

Contractual Obligations

The table below summarizes our contractual obligations as of March 31, 2013 (in thousands):

	Payments Due by Period				
	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Convertible subordinated debt	$ 7,875	$ 150,750	$ 76,300	$ —	$ 234,925
Purchase obligations	22,308	—	—	—	22,308
Operating leases	10,027	17,195	10,642	13,415	51,279
Total contractual cash obligations	$ 40,210	$ 167,945	$ 86,942	$ 13,415	$ 308,512

The contractual commitments shown above include $29.9 million in interest payments on our various debt obligations. As of March 31, 2013, we had $5.1 million of long-term tax liabilities for uncertain tax positions, for which we cannot make a reasonably reliable estimate of when payments are likely to occur.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Our discussion and analysis of the financial condition and results of operations is based on the accompanying Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these statements requires us to make significant estimates and judgments about future uncertainties that affect reported assets, liabilities, revenues and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. Our significant accounting policies are presented within Note 2 to the Consolidated Financial Statements. Our critical accounting estimates require the most difficult, subjective or complex judgments and are described below. An accounting estimate is considered critical if it requires estimates about the effect of matters that are inherently uncertain when the estimate is made, if different estimates reasonably could have been used or if changes in the estimate that are reasonably possible could materially impact the financial statements. We have discussed the development, selection and disclosure of our critical accounting policies with the Audit Committee of our Board of Directors. We believe the assumptions and estimates used and the resulting balances are reasonable; however, actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Application of the various accounting principles related to measurement and recognition of revenue requires us to make judgments and estimates in the following related areas: determining estimated selling prices ("ESP") and allocating revenue based on the relative selling prices in arrangements with multiple deliverables, including assessing whether we have vendor-specific objective evidence ("VSOE") or third-party evidence of selling price ("TPE") for each deliverable; the interpretation of non-standard terms and conditions in sales agreements; assessments of future price adjustments, such as rebates, price protection and future product returns and estimates for contractual licensee fees.

When we enter into sales arrangements with customers that contain multiple deliverables such as hardware, software and services, these arrangements require us to identify each deliverable and determine its ESP following the relative selling price hierarchy. Additionally, we sometimes use judgment in order to determine the appropriate timing of revenue recognition and to assess whether any software and nonsoftware components function together to deliver a tangible product's essential functionality in order to ensure the arrangement is properly accounted for as software or hardware revenue.

When we enter into multiple deliverable revenue arrangements with customers which are not subject to software revenue guidance, we use judgment to (1) separate the deliverables based on specific criteria, (2) assign an estimated selling price to each deliverable based on the selling price hierarchy using VSOE, TPE or ESP and (3) allocate the total arrangement consideration using the relative selling price method. When VSOE cannot be established we attempt to establish the selling price of each element based on TPE. TPE is determined based on competitor prices for largely interchangeable products when sold separately. When we are unable to establish selling price using VSOE or TPE, we use ESP. We use judgment to determine ESP, which is the price at which we would transact a sale if the product or service were regularly sold on a standalone basis. In this determination we consider our discounting and internal pricing practices, external market conditions and competitive positioning for similar offerings.

While the majority of our sales arrangements contain standard terms and conditions, we sometimes apply judgment when interpreting complex arrangements with non-standard terms and conditions to determine the appropriate accounting and timing of revenue recognition. An example of such a judgment is deferring revenue related to significant post-delivery obligations and customer acceptance criteria until such obligations are fulfilled.

We license certain software to customers under licensing agreements that allow those customers to embed the software into specific products they offer. As consideration, licensees pay us a fee based on the amount of sales of their products that incorporate our software. On a periodic and timely basis, the licensees provide us with reports listing their sales to end users for which they owe us license fees. Similarly, royalty revenue is estimated from licensee reports of units sold to end users subject to royalties under master contracts. In both cases, these reports are used to substantiate delivery and we recognize revenue based on the information in these reports or when amounts can be reasonably estimated.

Inventory Allowances

Our manufacturing and service parts inventories are stated at the lower of cost or market, with cost computed on a first-in, first-out ("FIFO") basis. Adjustments to reduce the carrying value of both manufacturing and service parts inventories to their net realizable value are made for estimated excess, obsolete or impaired balances. Factors influencing these adjustments include significant estimates and judgments about the future of product life cycles, product demand, rapid technological changes, development plans, product pricing, physical deterioration, quality issues, end of service life plans and volume of enhanced or extended warranty service contracts.

Impairment of Long-lived Assets and Goodwill

We apply judgment when reviewing amortizable intangible and other long-lived assets ("long-lived assets") and goodwill for impairment, including when evaluating potential impairment indicators. Indicators we consider include adverse changes in the economy or business climate that could affect the value of our long-lived assets or goodwill, overall financial performance such as negative or declining cash flows or operating income, changes in our business strategy, product mix or to the long-term economic outlook, a sustained decrease in our stock price and, in the case of goodwill, testing long-lived assets for recoverability. In addition, we evaluate on the basis of the weight of evidence the significance of identified events and circumstances along with how they could affect the relationship between the reporting unit's fair value and carrying amount, including positive mitigating events and circumstances.

We use an undiscounted cash flow approach to evaluate our long-lived assets for recoverability when there are impairment indicators. Estimates of future cash flows require significant judgments about the future and include company forecasts and our expectations of future use of our long-lived assets, both of which may be impacted by market conditions. Other critical estimates include determining the asset group or groups within our long-lived assets, the primary asset of an asset group and the primary asset's useful life. During fiscal 2013, we early adopted the accounting guidance that allows entities the option to perform a qualitative assessment to determine whether it is more likely than not an indefinite-lived asset is impaired.

In addition to comparing the carrying value of the reporting unit to its fair value, because we have negative book value, we perform a qualitative analysis to determine whether it is not more likely than not that the fair value of goodwill is less than its carrying amount. If we determine it is more likely than not that the fair value of goodwill is less than its carrying amount, then a second step must be performed to quantify the amount of goodwill impairment, if any, requiring additional assumptions and judgments.

If the second step of a goodwill impairment test is required, the following assumptions and estimates may be used by management in an income approach analysis. We derive discounted cash flows using estimates and assumptions about the future. Other significant assumptions may include: expected future revenue growth rates, operating profit margins, working capital levels, asset lives used to generate future cash flows, a discount rate, a terminal value multiple, income tax rates and utilization of net operating loss tax carryforwards. These assumptions are developed using current market conditions as well as internal projections. Inherent in our development of cash flow projections for the income approach used in an impairment test are assumptions and estimates derived from a review of our operating results, approved business plans, expected growth, cost of capital and income tax rates. We also make certain assumptions about future economic conditions, applicable interest rates and other market data.

Accrued Warranty

We estimate future product failure rates based upon historical product failure trends as well as anticipated future failure rates if believed to be significantly different from historical trends. Similarly, we estimate future costs of repair based upon historical trends and anticipated future costs if they are expected to significantly differ, for example due to negotiated agreements with third parties. We use a consistent model and exercise considerable judgment in determining the underlying estimates. Our model requires an element of subjectivity for all of our products. For example, historical return rates are not completely indicative of future return rates and we must therefore exercise judgment with respect to future deviations from our historical return rates. When actual failure rates differ significantly from our estimates, we record the impact in subsequent periods and update our assumptions and forecasting models accordingly. As our newer products mature, we are able to improve our estimates with respect to these products.

Income Taxes

A number of estimates and judgments are necessary to determine deferred tax assets, deferred tax liabilities and valuation allowances. We recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. The calculation of our tax liabilities requires judgment related to uncertainties in the application of complex tax regulations. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity.

We have provided a full valuation allowance against our U.S. net deferred tax assets due to our history of net losses, difficulty in predicting future results and our conclusion that we cannot rely on projections of future taxable income to realize the deferred tax assets. In addition, we have provided a full valuation allowance against certain of our international net deferred tax assets. Due to reorganizations in these jurisdictions, it is unclear whether we will be able to realize a benefit from these deferred tax assets. Also, certain changes in stock ownership could result in a limitation on the amount of net operating loss and tax credit carryovers that can be utilized each year. Should we undergo such a change in stock ownership, it would severely limit the usage of these carryover tax attributes against future income, resulting in additional tax charges.

Significant management judgment is required in determining our deferred tax assets and liabilities and valuation allowances for purposes of assessing our ability to realize any future benefit from our net deferred tax assets. We intend to maintain this valuation allowance until sufficient evidence exists to support the reversal of the valuation allowance. Future income tax expense will be reduced to the extent that we have sufficient evidence to support a reversal or decrease in this allowance. We also have deferred tax assets and liabilities due to prior business acquisitions with corresponding valuation allowances after assessing our ability to realize any future benefit from these acquired net deferred tax assets.

Fair Value of Assets Acquired and Liabilities Assumed in a Business Combination

We use judgment when applying the various accounting principles to measure the fair value of assets acquired and liabilities assumed in a business combination. There are matters that are inherently uncertain when making estimates used to determine fair value where there are not active markets for these assets and liabilities. In addition, different estimates reasonably could be used and changes in the estimate that are reasonably possible could materially impact the resulting valuation and the financial statements. For example, judgments have been required to determine fair values of amortizable intangible assets, in-process research and development and the resulting amount of goodwill. Significant estimates and assumptions we make to estimate fair value of these acquired assets include:

- Planned product roadmaps, including the primary feature sets of new products;
- Expected efforts and associated costs required to integrate technologies acquired into new products;
- Assessed importance of in-process research and development to our overall development plan;
- Estimated values and rates of a market participant;
- Estimated future cash flows of current and future products; and
- Estimated discount rate applied to future cash flows.

In addition, the estimated future life of purchased technology intangibles impacts future financial statements. We believe the assumptions and estimates used and the resulting fair values are reasonable.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Changes in interest rates affect interest income earned on our cash equivalents. In addition, changes in interest rates affect interest expense on outstanding borrowings under the WF credit agreement and in fiscal 2012 affected interest expense on borrowings under the Credit Suisse credit agreement. Our convertible subordinated notes have fixed interest rates, thus a hypothetical 100 basis point increase in interest rates would not impact interest expense on these borrowings.

Our cash equivalents consisted solely of money market funds during fiscal 2013 and fiscal 2012. During fiscal 2013 and fiscal 2012, interest rates on these funds were under 1.0%, and we earned negligible amounts in interest income.

At March 31, 2013 we had no outstanding borrowings with variable interest rates, thus a hypothetical 100 basis point increase in interest rates would not impact interest expense.

During fiscal 2012, interest accrued on our CS credit agreement at our option, based on either, a prime rate plus a margin of 2.5%, or a LIBOR rate plus a margin of 3.5%, and the interest rate on amounts borrowed on our WF credit agreement was based on an election by us of an annual rate equal to (1) a base rate established by Wells Fargo plus an applicable margin of 1.0% to 1.5%, based on availability levels under the WF credit agreement or (2) the LIBOR rate plus an applicable margin ranging from 2.0% and 2.5%, based on availability levels under the WF credit agreement. A hypothetical 100 basis point increase in interest rates would have increased interest expense $0.2 million in fiscal 2012.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Quantum Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income (loss), of cash flows, and of stockholders' deficit present fairly, in all material respects, the financial position of Quantum Corporation and its subsidiaries at March 31, 2013 and March 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Seattle, Washington
June 7, 2013

QUANTUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

	March 31, 2013	March 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 68,976	$ 51,261
Restricted cash	3,023	4,230
Accounts receivable, net of allowance for doubtful accounts of $62 and $217, respectively	99,093	110,840
Manufacturing inventories	53,075	61,111
Service parts inventories	35,368	39,050
Other current assets	12,192	14,729
Total current assets	271,727	281,221
Long-term assets:		
Property and equipment, less accumulated depreciation	21,456	25,440
Intangible assets, less accumulated amortization	12,813	26,112
Goodwill	55,613	55,613
Other long-term assets	9,531	6,962
Total long-term assets	99,413	114,127
	$ 371,140	$ 395,348
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 47,634	$ 56,304
Accrued warranty	7,520	7,586
Deferred revenue, current	91,108	93,441
Accrued restructuring charges	4,756	1,752
Accrued compensation	30,311	31,971
Other accrued liabilities	20,188	18,999
Total current liabilities	201,517	210,053
Long-term liabilities:		
Deferred revenue, long-term	38,393	36,430
Long-term debt	—	49,495
Convertible subordinated debt	205,000	135,000
Other long-term liabilities	7,812	11,050
Total long-term liabilities	251,205	231,975
Commitments and contingencies		
Stockholders' deficit:		
Preferred stock:		
Preferred stock, 20,000 shares authorized; no shares issued as of March 31, 2013 and March 31, 2012	—	—
Common stock:		
Common stock, $0.01 par value; 1,000,000 shares authorized; 243,080 and 236,402 shares issued and outstanding as of March 31, 2013 and 2012, respectively	2,431	2,364
Capital in excess of par value	427,611	409,770
Accumulated deficit	(517,816)	(465,397)
Accumulated other comprehensive income	6,192	6,583
Stockholders' deficit	(81,582)	(46,680)
	$ 371,140	$ 395,348

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	For the year ended March 31,		
	2013	2012	2011
Product revenue	$ 399,043	$ 451,340	$ 456,903
Service revenue	144,037	144,364	151,095
Royalty revenue	44,492	56,666	64,272
Total revenue	587,572	652,370	672,270
Product cost of revenue	267,274	290,376	294,375
Service cost of revenue	79,647	88,459	94,311
Restructuring charges (benefit) related to cost of revenue	—	(300)	602
Total cost of revenue	346,921	378,535	389,288
Gross margin	240,651	273,835	282,982
Operating expenses:			
Research and development	73,960	74,365	73,008
Sales and marketing	137,041	130,938	122,768
General and administrative	62,179	62,910	59,460
Restructuring charges	10,171	1,930	3,042
Total operating expenses	283,351	270,143	258,278
Gain on sale of patents	—	1,500	—
Income (loss) from operations	(42,700)	5,192	24,704
Other income and expense	(216)	(118)	1,199
Interest expense	(8,342)	(10,686)	(20,163)
Loss on debt extinguishment	—	(2,310)	(1,186)
Income (loss) before income taxes	(51,258)	(7,922)	4,554
Income tax provision	1,161	887	13
Net income (loss)	$ (52,419)	$ (8,809)	$ 4,541
Basic and diluted net income (loss) per share	$ (0.22)	$ (0.04)	$ 0.02
Weighted average shares:			
Basic	239,855	232,599	220,888
Diluted	239,855	232,599	229,738

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTUM CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	For the year ended March 31,		
	2013	2012	2011
Net income (loss)	$ (52,419)	$ (8,809)	$ 4,541
Other comprehensive income (loss), net of taxes:			
Foreign currency translation adjustments	(583)	(513)	1,083
Net unrealized gain (loss) on revaluation of long-term intercompany balances, net of taxes of $51, $(52) and $(37), respectively	192	(197)	(139)
Total other comprehensive income (loss)	(391)	(710)	944
Total comprehensive income (loss)	$ (52,810)	$ (9,519)	$ 5,485

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the year ended March 31, 2013	2012	2011
Cash flows from operating activities:			
Net income (loss)	$ (52,419)	$ (8,809)	$ 4,541
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	12,413	11,774	11,657
Amortization	14,646	23,101	30,304
Service parts lower of cost or market adjustment	10,081	10,736	13,796
Loss on debt extinguishment	—	2,310	1,186
Deferred income taxes	(142)	(1,280)	(184)
Share-based compensation	15,139	13,737	10,421
Other non-cash writeoffs	—	—	302
Changes in assets and liabilities, net of effect of acquisition:			
Accounts receivable	11,747	4,134	(14,935)
Manufacturing inventories	(2,098)	(21,373)	(1,460)
Service parts inventories	3,735	3,642	1,955
Accounts payable	(8,630)	4,107	(1,466)
Accrued warranty	(66)	552	1,150
Deferred revenue	(370)	8,073	(3,876)
Accrued restructuring charges	3,009	(2,284)	227
Accrued compensation	(1,452)	810	(302)
Other assets and liabilities	2,142	(3,570)	(989)
Net cash provided by operating activities	7,735	45,660	52,327
Cash flows from investing activities:			
Purchases of property and equipment	(10,099)	(11,414)	(12,339)
(Increase) decrease in restricted cash	1,113	(2,505)	32
Purchase of other investments	(2,169)	—	—
Return of principal from other investments	247	97	2,204
Payment for business acquisition, net of cash acquired	—	(8,152)	—
Net cash used in investing activities	(10,908)	(21,974)	(10,103)
Cash flows from financing activities:			
Borrowings of long-term debt, net	—	48,535	—
Repayments of long-term debt	(49,495)	(104,334)	(203,449)
Borrowings of convertible subordinated debt, net	67,701	—	130,022
Repayments of convertible subordinated debt	—	—	(22,099)
Payment of taxes due upon vesting of restricted stock	(2,036)	(2,944)	(2,307)
Proceeds from issuance of common stock	4,805	10,390	16,547
Net cash provided by (used in) financing activities	20,975	(48,353)	(81,286)
Effect of exchange rate changes on cash and cash equivalents	(87)	(82)	125
Net increase (decrease) in cash and cash equivalents	17,715	(24,749)	(38,937)
Cash and cash equivalents at beginning of period	51,261	76,010	114,947
Cash and cash equivalents at end of period	$ 68,976	$ 51,261	$ 76,010
Supplemental disclosure of cash flow information:			
Fair value of common stock issued for business combination	$ —	$ 2,767	$ —
Purchases of property and equipment included in accounts payable	354	1,902	—
Cash paid during the year for:			
Interest	5,672	8,266	16,478
Income taxes, net of refunds	2,596	1,857	1,868

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTUM CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(In thousands)

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	Shares	Amount				
Balances as of March 31, 2010	214,946	$ 2,149	$ 361,374	$ (461,129)	$ 6,349	$ (91,257)
Net income	—	—	—	4,541	—	4,541
Foreign currency translation adjustments	—	—	—	—	1,083	1,083
Net unrealized loss on revaluation of long-term intercompany balance, net of tax of $(37)	—	—	—	—	(139)	(139)
Shares issued under employee stock purchase plan	3,234	32	3,912	—	—	3,944
Shares issued under employee stock incentive plans, net	9,131	92	10,204	—	—	10,296
Share-based compensation expense	—	—	10,421	—	—	10,421
Balances as of March 31, 2011	227,311	2,273	385,911	(456,588)	7,293	(61,111)
Net loss	—	—	—	(8,809)	—	(8,809)
Foreign currency translation adjustments	—	—	—	—	(513)	(513)
Net unrealized loss on revaluation of long-term intercompany balance, net of tax of $(52)	—	—	—	—	(197)	(197)
Shares issued under employee stock purchase plan	3,036	31	5,012	—	—	5,043
Shares issued under employee stock incentive plans, net	5,084	51	2,352	—	—	2,403
Shares issued in connection with business acquisition	971	9	2,758	—	—	2,767
Share-based compensation expense	—	—	13,737	—	—	13,737
Balances as of March 31, 2012	236,402	2,364	409,770	(465,397)	6,583	(46,680)
Net loss	—	—	—	(52,419)	—	(52,419)
Foreign currency translation adjustments	—	—	—	—	(583)	(583)
Net unrealized gain on revaluation of long-term intercompany balance, net of tax of $51	—	—	—	—	192	192
Shares issued under employee stock purchase plan	3,783	38	4,402	—	—	4,440
Shares issued under employee stock incentive plans, net	2,895	29	(1,700)	—	—	(1,671)
Share-based compensation expense	—	—	15,139	—	—	15,139
Balances as of March 31, 2013	243,080	$ 2,431	$ 427,611	$ (517,816)	$ 6,192	$ (81,582)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

Quantum Corporation ("Quantum", the "Company", "us" or "we"), founded in 1980, is a global expert in data protection and big data management. We provide solutions for storing and protecting information in physical, virtual, cloud and big data environments that are designed to help customers be certain they are maximizing the value of their data over its entire lifecycle. With our solutions, customers can better adapt in a world of continuing change by keeping and protecting more data for a longer period of time while reducing costs and increasing return on investment. We work closely with a broad network of distributors, value-added resellers ("VARs"), direct marketing resellers ("DMRs"), original equipment manufacturers ("OEMs") and other suppliers to meet customers' evolving data protection and big data management needs. Our stock is traded on the New York Stock Exchange under the symbol QTM.

The accompanying Consolidated Financial Statements include the accounts of Quantum and our wholly-owned subsidiaries. On June 13, 2011, we acquired Pancetera Software, Inc. ("Pancetera"), and Pancetera's results of operations are included in our Consolidated Statements of Operations from that date. All intercompany accounts and transactions have been eliminated. Several prior period amounts have been reclassified to conform to current period presentation in the Consolidated Balance Sheets. Deferred income taxes in current assets has been reclassified into other current assets. Amortizable intangible assets, less accumulated amortization and in-process research and development have been combined and reclassified into intangible assets, less accumulated amortization. Income taxes payable has been reclassified into other accrued liabilities, and deferred income taxes in long-term liabilities has been reclassified into other long-term liabilities. In addition, in the Consolidated Statements of Cash Flows prior period income taxes payable has been reclassified into other assets and liabilities to conform to current period presentation. These reclassifications had no impact on total assets, income (loss) from operations, net income (loss) or net cash provided by operating activities.

The preparation of our Consolidated Financial Statements in conformity with generally accepted accounting principles ("GAAP") in the U.S. requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. We base estimates on historical experience and on various assumptions about the future that are believed to be reasonable based on available information. Our reported financial position or results of operations may be materially different under different conditions or when using different estimates and assumptions, particularly with respect to significant accounting policies, which are discussed below. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in the current period to reflect this current information.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue consists of sales of hardware, software and services, as well as royalties we earn for the license of certain intellectual property. Revenue is recognized from the sale of products and services when it is realized or realizable and earned. Revenue is considered realized and earned when: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the price to the buyer is fixed or determinable; and when collectibility is reasonably assured. Royalty revenue is recognized when earned or amounts can be reasonably estimated.

Product Revenue — Hardware

Revenue for hardware products sold to distributors, VARs, DMRs, OEMs and end users is generally recognized upon shipment. When significant post-delivery obligations exist, the related revenue is deferred until such obligations are fulfilled. If there are customer acceptance criteria in the contract, we recognize revenue upon end user acceptance, which typically occurs after delivery and installation are completed.

In the period revenue is recognized, allowances are provided for estimated future price adjustments, such as rebates, price protection and future product returns. These allowances are based on programs in existence at the time revenue is recognized, plans regarding future price adjustments, the customers' master agreements and historical product return rates. Since we have historically been able to reliably estimate the amount of allowances required, we recognize revenue, net of projected allowances, upon shipment to our customers. If we were unable to reliably estimate the amount of revenue adjustments in any specific reporting period, then we would be required to defer recognition of the revenue until the rights had lapsed and we were no longer under any obligation to reduce the price or accept the return of the product.

Product Revenue — Software

Software revenue is generally recognized upon shipment or electronic delivery and when vendor-specific objective evidence ("VSOE") of fair value for undelivered elements exists. For software arrangements with multiple elements, the residual method is used to determine the amount of product revenue to be recognized. Under the residual method, the VSOE of fair value for the undelivered elements is deferred and the remaining portion of the arrangement consideration is recognized as product revenue, assuming all other revenue recognition criteria of appropriate revenue guidance have been met. Revenue from post-contract customer support agreements, which entitle customers to both telephone support and any unspecified upgrades and enhancements during the term of the agreement, is recognized ratably over the term of the support agreement.

We license certain software to customers under licensing agreements that allow those customers to embed our software into specific products they offer. As consideration, licensees pay us a fee based on the amount of sales of their products that incorporate our software. On a periodic and timely basis, the licensees provide us with reports listing their sales to end users for which they owe us license fees. As the reports substantiate delivery has occurred, we recognize revenue based on the information in these reports or when amounts can be reasonably estimated.

Service Revenue

Revenue for service is generally recognized upon services being rendered. Service revenue consists of customer field support agreements for our hardware products, installation, professional services and out-of-warranty repairs. For customer field support agreements, revenue equal to the separately stated price of these service contracts for our hardware products is initially deferred and recognized as revenue ratably over the contract period. Installation and professional services are not considered essential to the functionality of our products as these services do not alter the product capabilities, do not require specialized skills and may be performed by our customers or other vendors. Installation and professional services are recognized upon completion. Out-of-warranty repair revenue is recognized upon completion of the repair.

Royalty Revenue

We license certain intellectual property to third party manufacturers under arrangements that are represented by master contracts. The master contracts give the third party manufacturers rights to the intellectual property which include allowing them to either manufacture or include the intellectual property in products for resale. As consideration, the licensees pay us a per-unit royalty for sales of their products that incorporate our intellectual property. On a periodic and timely basis, the licensees provide us with reports listing units sold to end users subject to the royalties. As the reports substantiate delivery has occurred, we recognize revenue based on the information in these reports or when amounts can be reasonably estimated.

Multiple Element Arrangements

For multiple deliverable revenue arrangements with customers which are not subject to software revenue guidance, we separate the deliverables based on specific criteria, assign an estimated selling price to each deliverable based on the selling price hierarchy using VSOE, third-party evidence of selling price ("TPE") or estimated selling price ("ESP") and allocate the total arrangement consideration using the relative selling price method. When VSOE cannot be established we attempt to establish the selling price of each element based on TPE. TPE is determined based on competitor prices for largely interchangeable products when sold separately. When we are unable to establish selling price using VSOE or TPE, we use ESP. For ESP, we consider our discounting and internal pricing practices. Additionally, for certain transactions we evaluate whether any undelivered elements are essential to the functionality of the delivered elements in order to determine the appropriate timing of revenue recognition. If specific criteria are not met, the arrangement is accounted for as one unit of accounting which results in revenue being deferred until the earlier of when such criteria are met, when the last undelivered element is delivered or ratably over the contract term as appropriate.

Service Cost of Revenue

We classify expenses as service cost of revenue by estimating the portion of our total cost of revenue that relates to providing field support to our customers under contract, installation, integration and repair services. These estimates are based upon a variety of factors, including the nature of the support activity and the level of infrastructure required to support the activities from which we earn service revenue. In the event our service business changes, our estimates of cost of service revenue may be impacted. Service cost of revenue excludes costs associated with basic warranty support on new products.

Shipping and Handling Fees

Shipping and handling fees are included in cost of revenue and were $16.0 million, $20.3 million and $22.2 million in fiscal 2013, 2012 and 2011, respectively.

Research and Development Costs

Expenditures relating to the development of new products and processes are expensed as incurred. These costs include expenditures for employee compensation, materials used in the development effort, other internal costs, as well as expenditures for third party professional services. We have determined that technological feasibility for our software products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established have not been material. We expense software-related research and development costs as incurred.

Advertising Expense

We expense advertising costs as incurred. Advertising expense for the years ended March 31, 2013, 2012 and 2011 was $8.2 million, $4.3 million and $5.0 million, respectively.

Restructuring Charges

In recent periods and over the past several years, we have recorded significant restructuring charges related to the realignment and restructuring of our business operations. These charges represent expenses incurred in connection with strategic planning, certain cost reduction programs and acquisition integrations that we have implemented and consist of the cost of involuntary termination benefits, facilities charges, asset write-offs and other costs of exiting activities or geographies.

The charges for involuntary termination costs and associated expenses often require the use of estimates, primarily related to the number of employees to be paid severance and the amounts to be paid, largely based on years of service and statutory requirements. Assumptions to estimate facility exit costs include the ability to secure sublease income largely based on market conditions, the likelihood and amounts of a negotiated settlement for contractual lease obligations and other exit costs. Other estimates for restructuring charges consist of the realizable value of assets including associated disposal costs and termination fees with third parties for other contractual commitments.

Share-Based Compensation

We account for share-based compensation using the Black-Scholes stock option pricing model to estimate the fair value of share-based awards at the date of grant. The Black-Scholes model requires the use of highly subjective assumptions, including expected life, expected volatility and expected risk-free rate of return. Other reasonable assumptions could provide differing results. We calculate a forfeiture rate to estimate the share-based awards that will ultimately vest based on types of awards and historical experience. Additionally, for awards which are performance based, we make estimates as to the probability of the underlying performance being achieved.

Foreign Currency Translation and Transactions

Assets, liabilities and operations of foreign offices and subsidiaries are recorded based on the functional currency of the entity. For a majority of our foreign operations, the functional currency is the U.S. dollar. The assets and liabilities of foreign offices with a local functional currency are translated, for consolidation purposes, at current exchange rates from the local currency to the reporting currency, the U.S. dollar. The resulting gains or losses are reported as a component of other comprehensive income. Foreign exchange gains and losses from changes in the exchange rates underlying intercompany balances that are of a long-term investment nature are also reported as a component of other comprehensive income. Assets and liabilities denominated in other than the functional currency are remeasured each month with the remeasurement gain or loss recorded in other income and expense in the Consolidated Statements of Operations. Foreign currency gains and losses recorded in other income and expense were a $0.5 million loss in fiscal 2013, a $0.1 million loss in fiscal 2012 and a $0.3 million gain in fiscal 2011.

Income Taxes

We recognize deferred tax assets and liabilities due to the effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We also reduce deferred tax assets by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized.

We recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. The calculation of our tax liabilities requires judgment related to uncertainties in the application of complex tax regulations. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. A change in recognition or measurement would result in the recognition of a tax benefit or an additional tax charge to the provision.

We recognize interest and penalties related to uncertain tax positions in the income tax provision in the Consolidated Statements of Operations. To the extent accrued interest and penalties do not become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made.

Cash Equivalents, Restricted Cash and Other Investments

We consider all highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at fair value, which approximates their cost.

Restricted cash is comprised of bank guarantees and similar required minimum balances that serve as cash collateral in connection with various items including insurance requirements, value added taxes, ongoing tax audits and leases in certain countries.

Investments in private technology venture limited partnerships are currently accounted for using the equity method because these investments individually represent voting ownership interests of less than 20%. Ownership interests in these limited partnerships are accounted for under the equity method unless our interest is so minor (typically less than 5%) that we have virtually no influence over the partnership operating and financial policies, in which case the cost method is used.

Investments in other privately held companies are accounted for under the cost method unless we hold a significant stake. We review non-marketable equity investments on a regular basis to determine if there has been any impairment of value which is other than temporary by reviewing their financial information, gaining knowledge of any new financing or other business agreements and assessing their operating viability. Investments in non-marketable equity investments are recorded in other long-term assets in the Consolidated Balance Sheets.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers' financial condition and, for the majority of our customers, require no collateral. For customers that do not meet our credit standards, we often require a form of collateral, such as cash deposits or letters of credit prior to the completion of a transaction. These credit evaluations require significant judgment and are based on multiple sources of information. We analyze such factors as our historical bad debt experience, industry and geographic concentrations of credit risk, current economic trends and changes in customer payment terms. We maintain an allowance for doubtful accounts based on historical experience and expected collectibility of outstanding accounts receivable. We record bad debt expense in general and administrative expenses.

Manufacturing Inventories

Our manufacturing inventory is stated at the lower of cost or market, with cost computed on a first-in, first-out ("FIFO") basis. Adjustments to reduce the cost of manufacturing inventory to its net realizable value, if required, are made for estimated excess, obsolete or impaired balances. Factors influencing these adjustments include declines in demand, rapid technological changes, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if these factors differ from our estimates.

Service Parts Inventories

Our service parts inventories are stated at the lower of cost or market. We carry service parts because we generally provide product warranty for 1 to 3 years and earn revenue by providing enhanced and extended warranty and repair service during and beyond this warranty period. Service parts inventories consist of both component parts, which are primarily used to repair defective units, and finished units, which are provided for customer use permanently or on a temporary basis while the defective unit is being repaired. Defective parts returned from customers that can be repaired are repaired and put back into service parts inventories at their fair value. We record adjustments to reduce the carrying value of service parts inventory to its net realizable value, and we dispose of parts with no use and a net realizable value of zero. Factors influencing these adjustments include product life cycles, end of service life plans and volume of enhanced or extended warranty service contracts. Estimates of net realizable value involve significant estimates and judgments about the future, and revisions would be required if these factors differ from our estimates.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization, computed on a straight-line basis over the estimated useful lives of the assets as follows:

Machinery and equipment	3 to 5 years
Computer equipment	3 to 5 years
ERP software	10 years
Other software	3 years
Furniture and fixtures	5 years
Other office equipment	5 years
Leasehold improvements	Life of lease

Amortizable Intangible and Other Long-lived Assets

We review the useful life of amortizable intangible and other long-lived assets ("long-lived assets") quarterly and review long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. The company operates as a single reporting unit for business and operating purposes, and our impairment evaluation also treats the company as a single asset group. Impairment indicators we consider include a significant decrease in the market price of our long-lived asset group, adverse changes in the extent or manner in which our long-lived assets are being used, adverse changes in the business climate that could affect the value of our long-lived assets, a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of our long-lived assets and an expectation that it is more likely than not our long-lived assets will be sold or otherwise disposed of significantly before the end of their previously estimated useful life. If we identify impairment indicators, we evaluate recoverability using an undiscounted cash flow approach. Estimates of future cash flows incorporate company forecasts and our expectations of future use of our long-lived assets, and these factors are impacted by market conditions. If impairment is indicated, an impairment charge is recorded to write the long-lived assets down to their estimated fair value.

Goodwill

We evaluate goodwill for impairment annually during the fourth quarter of our fiscal year, or more frequently when indicators of impairment are present. We operate as a single reporting unit and consider the company as a whole when reviewing impairment factors. In addition to comparing the carrying value of the reporting unit to its fair value, because we have negative book value, we perform a qualitative analysis to determine whether it is more likely than not that the fair value of goodwill is less than its carrying amount. Some of the impairment indicators we consider include significant differences between the carrying amount and the estimated fair value of our assets and liabilities; macroeconomic conditions such as a deterioration in general economic condition or limitations on accessing capital; industry and market considerations such as a deterioration in the environment in which we operate and an increased competitive environment; cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows; overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods; other relevant events such as litigation, changes in management, key personnel, strategy or customers; the testing for recoverability of our long-lived assets and a sustained decrease in share price. We evaluate the significance of identified events and circumstances on the basis of the weight of evidence along with how they could affect the relationship between the reporting unit's fair value and carrying amount, including positive mitigating events and circumstances. If we determine it is more likely than not that the fair value of goodwill is less than its carrying amount, then a second step is performed to quantify the amount of goodwill impairment. If impairment is indicated, a goodwill impairment charge is recorded to write the goodwill down to its implied fair value.

Accrued Warranty

We generally warrant our hardware products against defects for periods ranging from 1 to 3 years from the date of sale. Our tape automation systems and disk systems may carry service agreements with customers that choose to extend or upgrade the warranty service. We provide repair services from our facility in Colorado Springs, Colorado as well as multiple third party providers inside and outside of the U.S. We use a combination of internal resources and third party service providers to supply field service and support. We continue to evaluate repair sites, and any resulting actions taken may affect the future costs of repair. If the actual costs were to differ significantly from our estimates, we would record the impact of these unforeseen costs or cost reductions in subsequent periods.

We estimate future failure rates based upon historical product failure trends as well as anticipated future failure rates if believed to be significantly different from historical trends. Similarly, we estimate future costs of repair based upon historical trends and anticipated future costs if they are expected to significantly differ, for example due to negotiated agreements with third parties. We use a consistent model and exercise considerable judgment in determining the underlying estimates. Our model requires an element of subjectivity for all of our products. For example, historical rates of return are not completely indicative of future return rates and we must therefore exercise judgment with respect to future deviations from our historical return rate. When actual failure rates differ significantly from our estimates, we record the impact in subsequent periods and update our assumptions and forecasting models accordingly. As our newer products mature, we are able to improve our estimates with respect to these products. It is reasonably likely that assumptions will be updated for failure rates and, therefore, our accrued warranty estimate could change in the future.

Business Combinations

We allocate the purchase price paid to the assets acquired and liabilities assumed in a business combination at their estimated fair values as of the acquisition date. Any excess purchase price above the identified net tangible and intangible assets and assumed liabilities is allocated to goodwill. We consider fair value to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We estimate fair value using the fair value hierarchy for the tangible and intangible assets acquired as well as liabilities and contingencies assumed from the acquired company.

Common Stock Repurchases

During fiscal 2000, the Board of Directors authorized us to repurchase up to $700 million of our common stock in open market or private transactions. As of March 31, 2013 and 2012, there was $87.9 million remaining on our authorization to repurchase Quantum common stock. Our ability to repurchase our common stock is restricted unless we meet certain thresholds under the terms of the Wells Fargo credit agreement ("WF credit agreement").

Fair Value of Financial Instruments

We use exit prices, that is the price to sell an asset or transfer a liability, to measure assets and liabilities that are within the scope of the fair value measurements guidance. We classify these assets and liabilities based on the following fair value hierarchy:

Level 1: Quoted (observable) market prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The assets measured and recorded at fair value on a recurring basis consist of money market funds which are valued using quoted market prices at the respective balance sheet dates and are level 1 fair value measurements (in thousands):

	As of March 31,	
	2013	2012
Money market funds	$ 32,394	$ 37,776

We have certain non-financial assets that are measured at fair value on a non-recurring basis when there is an indicator of impairment, and they are recorded at fair value only when an impairment is recognized. These assets include property and equipment, amortizable intangible assets, in-process research and development ("IPR&D") and goodwill. We did not record impairments to any non-financial assets in fiscal 2013 or fiscal 2012. We do not have any non-financial liabilities measured and recorded at fair value on a non-recurring basis.

We have financial liabilities for which we are obligated to repay the carrying value, unless the holder agrees to a lesser amount. The carrying value and fair value of these financial liabilities were as follows (in thousands):

	As of March 31,			
	2013		2012	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Convertible subordinated debt[1]	$ 205,000	$ 194,639	$ 135,000	$ 136,350
Senior secured revolving debt[2]	—	—	49,495	49,495

(1) Fair value based on quoted market prices (level 1).
(2) Fair value based on outstanding borrowings and market interest rates (level 2).

Risks and Uncertainties

As is typical in the information storage industry, a significant portion of our customer base is concentrated among a small number of OEMs, distributors and large VARs. The loss of any one of our more significant customers, or a significant decrease in the sales volume with one of these significant customers, could have a material adverse effect on our results of operations and financial condition. Furthermore, if there is a downturn in general economic conditions, the resulting effect on IT spending could also have a material adverse effect on our results of operations and financial condition. We also face risks and uncertainties since our competitors in one area may be customers or suppliers in another.

A limited number of products comprise a significant majority of our sales, and due to increasingly rapid technological change in the industry, our future operating results depend on our ability to develop and successfully introduce new products.

Concentration of Credit Risk

We currently invest our excess cash in deposits with major banks and in money market funds. In the past, we have also held investments in short-term debt securities of companies with strong credit ratings from a variety of industries, and we may make investments in these securities in the future. We have not experienced any material losses on these investments and limit the amount of credit exposure to any one issuer and to any one type of investment.

We sell products to customers in a wide variety of industries on a worldwide basis. In countries or industries where we are exposed to material credit risk, we may require collateral, including cash deposits and letters of credit prior to the completion of a transaction. We do not believe we have significant credit risk beyond that provided for in the financial statements in the ordinary course of business.

Sales to our top five customers represented 32% of revenue in fiscal 2013 compared to 34% of revenue in fiscal 2012 and 33% of revenue in fiscal 2011. We had no customers that comprised 10% or greater of revenue in fiscal 2013 or fiscal 2012. Sales to our largest customer, Dell Inc. ("Dell"), were 10% of revenue in fiscal 2011.

Recently Adopted Accounting Pronouncements

Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment ("ASU 2012-02"). ASU 2012-02 provides entities the option to perform a qualitative assessment to determine whether it is more likely than not an indefinite-lived asset is impaired, similar to the goodwill impairment testing guidance. If an entity determines the fair value of the indefinite-lived asset is not more likely than not impaired, then no additional testing is required. ASU 2012-02 also provides examples of changes in events and circumstances that an entity should consider for impairment indicators in interim periods. ASU 2012-02 is effective for fiscal years, and interim periods within those years, beginning after September 15, 2012 and may be early adopted. We early adopted ASU 2012-02 in the fourth quarter of fiscal 2013 and adoption did not impact our statements of financial position or results of operations.

Recent Accounting Pronouncements

In March 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2013-05, *Foreign Currency Matters (Topic 830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force)* ("ASU 2013-05"). ASU 2013-05 clarifies that when a parent reporting entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity, the parent is required to apply the guidance in ASC 830-30 to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. ASU 2013-05 is effective prospectively for fiscal years and interim reporting periods within those years beginning after December 15, 2013. Early adoption is permitted; however, if an entity elects to early adopt ASU 2013-05, it should be applied as of the beginning of the entity's fiscal year of adoption. Prior periods should not be adjusted. We do not anticipate adoption of ASU 2013-05 will materially impact our statements of financial position or results of operations.

In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2013-02—*Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("ASU 2013-02"). ASU 2013-02 requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period, disclosure of these significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income is required. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to disclosures that provide additional detail about those amounts. ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. We do not anticipate adoption of ASU 2013-02 will materially impact our statements of financial position or results of operations.

NOTE 3: ACQUISITION

On June 13, 2011, in order to enhance our product offerings and technology portfolio we acquired Pancetera pursuant to a statutory merger in exchange for approximately $11.0 million, comprised of $8.2 million in cash and $2.8 million in Quantum common stock. We acquired all outstanding shares of Pancetera and assumed all of Pancetera's outstanding unvested stock options according to the option exchange ratio defined in the merger agreement with Pancetera. We also assumed unvested restricted Pancetera common stock in accordance with the merger agreement. Pancetera's results of operations are included in our Consolidated Statements of Operations and Cash Flows from the June 13, 2011 acquisition date.

The acquisition was recorded under the acquisition method of accounting, resulting in the purchase price being allocated to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the assets acquired and liabilities assumed was recorded as goodwill. The allocation of assets acquired and liabilities assumed is set forth below (in thousands):

Current assets	$ 46
Property and equipment	37
Amortizable intangible assets	1,795
In-process research and development	349
Goodwill	8,843
Current liabilities	(116)
Total purchase price	$ 10,954

In performing our purchase price allocation, we considered, among other factors, our intention for future use of acquired assets, analyses of historical financial performance and estimates of future performance of Pancetera's existing and future products. The fair value of current assets, property and equipment and current liabilities was based on market prices at the acquisition date. The fair value of amortizable intangible assets and IPR&D was based, in part, on a valuation using a discounted cash flow approach and other valuation techniques as well as management's estimates and assumptions.

The amortizable intangible assets are all related to developed technology and are included in purchased technology within Note 5 "Intangible Assets and Goodwill." Purchased technology, which comprises products that have reached technological feasibility, was primarily related to SmartRead®. SmartRead is patented technology, primarily comprised of a set of algorithms that reduce storage input-output when performing maintenance tasks such as backup, replication or migration of virtual machines. Pancetera products containing the SmartRead technology included SmartView™ and SmartMotion™, which have been rebranded as vmPRO software solutions. Purchased technology intangible assets also include a combination of Pancetera processes, patents and trade secrets related to the design and development of these products. This proprietary know-how can be leveraged to develop new technology and improve our products. The SmartRead purchased technology intangible asset has an amortization period of four years.

IPR&D represents incomplete Pancetera research and development projects that had not reached technological feasibility as of the acquisition date. Due to the nature of IPR&D, the expected life is indeterminate and we periodically evaluate for attainment of technological feasibility or impairment. Technological feasibility is established when an enterprise has completed all planning, designing, coding and testing activities that are necessary to establish that a product can be produced to meet its design specifications including functions, features and technical performance requirements. The value assigned to IPR&D was determined by considering the importance of each project to our overall development plan, estimating costs to develop the purchased IPR&D into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows using a discount rate of 18% to their present value based on the percentage of completion of the IPR&D projects. During fiscal 2013, $0.2 million of IPR&D reached technological feasibility, was transferred to amortizable purchased technology intangible assets and is being amortized over its estimated useful life of four years.

The goodwill as a result of this acquisition is not expected to be deductible for tax purposes. In addition, we incurred acquisition expenses of $0.3 million during fiscal 2012 which were included in general and administrative expense in our Consolidated Statements of Operations.

NOTE 4: BALANCE SHEET DETAILS

Cash, cash equivalents and restricted cash consisted of (in thousands):

	As of March 31,	
	2013	2012
Cash	$ 39,605	$ 17,715
Money market funds	32,394	37,776
	$ 71,999	$ 55,491

Manufacturing inventories consisted of (in thousands):

	As of March 31,	
	2013	2012
Finished goods	$ 19,480	$ 22,122
Work in process	8,633	5,781
Materials and purchased parts	24,962	33,208
	$ 53,075	$ 61,111

Service parts inventories consisted of (in thousands):

	As of March 31,	
	2013	2012
Finished goods	$ 19,750	$ 19,202
Component parts	15,618	19,848
	$ 35,368	$ 39,050

Property and equipment consisted of (in thousands):

	As of March 31,	
	2013	2012
Machinery and equipment	$ 149,245	$ 162,182
Furniture and fixtures	6,521	7,045
Leasehold improvements	19,734	23,348
	175,500	192,575
Less: accumulated depreciation	(154,044)	(167,135)
	$ 21,456	$ 25,440

NOTE 5: INTANGIBLE ASSETS AND GOODWILL

Intangible Assets

Acquired intangible assets are amortized over their estimated useful lives, which generally range from one to eight years. In estimating the useful lives of intangible assets, we considered the following factors:

- The cash flow projections used to estimate the useful lives of the intangible assets showed a trend of growth that was expected to continue for an extended period of time;
- Our tape automation products, disk systems and software, in particular, have long development cycles; these products have experienced long product life cycles; and
- Our ability to leverage core technology into data protection and big data and archive solutions and, therefore, to extend the lives of these technologies.

Acquired IPR&D is amortized over its estimated useful life once technological feasibility is reached. If IPR&D is determined to not have technological feasibility or is abandoned, we write off the IPR&D in that period.

Following is the weighted average amortization period for our amortizable intangible assets:

	Amortization (Years)
Purchased technology	6.2
Trademarks	6.0
Customer lists	7.2
All intangible assets	6.6

Intangible amortization within our Consolidated Statements of Operations for the years ended March 31, 2013, 2012 and 2011 follows (in thousands):

	For the year ended March 31,		
	2013	2012	2011
Purchased technology	$ 3,775	$ 7,583	$ 14,862
Trademarks	244	700	810
Non-compete agreements	—	32	100
Customer lists	9,280	12,428	12,609
	$ 13,299	$ 20,743	$ 28,381

The following table provides a summary of the carrying value of intangible assets (in thousands):

	As of March 31,					
	2013			2012		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Purchased technology	$ 180,613	$ (178,168)	$ 2,445	$ 182,922	$ (176,893)	$ 6,029
Trademarks	3,900	(3,900)	—	3,900	(3,656)	244
Customer lists	105,719	(95,509)	10,210	106,419	(86,929)	19,490
In-process research and development	158	—	158	349	—	349
	$ 290,390	$ (277,577)	$ 12,813	$ 293,590	$ (267,478)	$ 26,112

The total expected future amortization related to amortizable intangible assets is provided in the table below (in thousands):

	Amortization
Fiscal 2014	$ 8,896
Fiscal 2015	3,589
Fiscal 2016	138
Fiscal 2017	32
Total as of March 31, 2013	$ 12,655

We evaluate our long-lived assets for impairment whenever indicators of impairment exist and concluded the carrying amount of our long-lived assets was recoverable and there was no impairment in fiscal 2013, 2012 and 2011. In fiscal 2013 and fiscal 2012, we wrote off $3.2 million and $30.9 million, respectively, of fully amortized intangible assets related to fiscal 2002 and 2003 acquisitions. In-process research and development of $0.2 million reached technological feasibility during fiscal 2013, was transferred to amortizable purchased technology intangible assets and is being amortized over its estimated useful life.

Goodwill

The following provides a summary of the carrying value of goodwill (in thousands):

	Goodwill	Accumulated Impairment Losses	Net Amount
Balance March 31, 2011	$ 385,770	$ (339,000)	$ 46,770
Pancetera acquisition	8,843	—	8,843
Balance March 31, 2012 and March 31, 2013	$ 394,613	$ (339,000)	$ 55,613

Our annual impairment evaluation for goodwill in the fourth quarters of fiscal 2013, 2012 and 2011 did not indicate any impairment of our goodwill in fiscal 2013, 2012 and 2011.

NOTE 6: ACCRUED WARRANTY

The following table details the change in the accrued warranty balance (in thousands):

	For the year ended March 31,	
	2013	2012
Beginning balance	$ 7,586	$ 7,034
Additional warranties issued	9,632	9,973
Adjustments for warranties issued in prior fiscal years	1,070	1,956
Settlements	(10,768)	(11,377)
Ending balance	$ 7,520	$ 7,586

We warrant our products against defects for 1 to 3 years. A provision for estimated future costs and estimated returns for credit relating to warranty is recorded when products are shipped and revenue recognized. Our estimate of future costs to satisfy warranty obligations is primarily based on historical trends and, if believed to be significantly different from historical trends, estimates of future failure rates and future costs of repair. Future costs of repair include materials consumed in the repair, labor and overhead amounts necessary to perform the repair. If future actual failure rates differ from our estimates, we record the impact in subsequent periods. If future actual costs of repair were to differ significantly from our estimates, we would record the impact of these unforeseen cost differences in subsequent periods.

NOTE 7: CONVERTIBLE SUBORDINATED DEBT AND LONG-TERM DEBT

Our debt consisted of the following (in thousands):

	As of March 31,	
	2013	2012
Convertible subordinated debt	$ 205,000	$ 135,000
Senior secured revolving debt	—	49,495
	$ 205,000	$ 184,495

Convertible Subordinated Debt

4.50% Notes

On October 31, 2012, we issued $60 million aggregate principal amount of 4.50% convertible subordinated notes due November 15, 2017, and on November 6, 2012 we issued an additional $10 million aggregate principal amount of 4.50% convertible subordinated notes due November 15, 2017 pursuant to an over-allotment provision ("4.50% notes"). These notes are convertible into shares of our common stock at a conversion rate of 607.1645 shares per $1,000 principal amount, a conversion price of approximately $1.65 per share. We may not redeem the notes prior to their maturity date although investors may convert the 4.50% notes into Quantum common stock until November 14, 2017 at their option. In addition, since purchasers are qualified institutional investors, as defined in Rule 144A under the Securities Act of 1933 ("Securities Act"), the 4.50% notes have not been registered under the Securities Act. We pay 4.50% interest per annum on the principal amount of the 4.50% notes semi-annually on May 15 and November 15 of each year beginning in May 2013. Interest began to accrue on October 31, 2012. The terms of the 4.50% notes are governed by an agreement dated October 31, 2012 between Quantum and U.S. Bank National Association. The 4.50% notes are subordinated to any existing indebtedness and other liabilities. We incurred and capitalized $2.3 million of fees for the 4.50% notes which are included in other long-term assets in our Consolidated Balance Sheets. These fees are amortized to interest expense over the term of the notes.

3.50% Notes

On November 15, 2010, we issued $135 million aggregate principal amount of 3.50% convertible subordinated notes due November 15, 2015 with a conversion price of $4.33 per share of our common stock ("3.50% notes"). We may not redeem the 3.50% notes prior to their maturity date although investors may convert the 3.50% notes into Quantum common stock until November 14, 2015 at their option. In addition, since purchasers are qualified institutional investors, as defined in Rule 144 under the Securities Act, the 3.50% notes have not been registered under the Securities Act. We pay 3.50% interest per annum on the principal amount of the 3.50% notes semi-annually on May 15 and November 15 of each year. The terms of the 3.50% notes are governed by an agreement dated November 15, 2010 between Quantum and U.S. Bank National Association. The 3.50% notes are subordinated to any existing indebtedness and other liabilities. We incurred and capitalized $5.0 million of loan fees in fiscal 2011 for the 3.50% notes which are included in other long-term assets in our Consolidated Balance Sheets. These fees are amortized to interest expense over the term of the notes.

4.375% Notes

On July 30, 2010, we paid $22.1 million plus $0.5 million in accrued and unpaid interest to redeem the 4.375% convertible subordinated notes outstanding at that date in accordance with the contractual terms at maturity. These notes matured August 1, 2010.

Long-Term Debt

Wells Fargo Credit Agreement

On March 29, 2012, we refinanced the senior secured credit agreement with Credit Suisse ("CS credit agreement") by entering into a senior secured credit agreement with Wells Fargo Capital Finance, LLC providing a senior secured revolving credit facility up to $75 million, subsequently amended to $55 million ("WF credit agreement"). The WF credit agreement matures March 29, 2017, or August 16, 2015 if our 3.50% notes remain outstanding on that date. Quarterly, we are required to pay a 0.375% commitment fee on undrawn amounts under the revolving credit facility. There is a blanket lien on all of our assets under the WF credit agreement in addition to certain financial and reporting covenants. We borrowed $49.5 million on March 29, 2012 to repay all borrowings under the CS credit agreement. Amounts borrowed are included in long-term debt on the Consolidated Balance Sheets. We incurred and capitalized $1.0 million of fees related to the WF credit agreement which are included in other long-term assets in our Consolidated Balance Sheets. These fees are being amortized to interest expense over the term of the WF credit agreement.

There were two primary amendments made to the WF credit agreement during fiscal 2013. On June 28, 2012, the WF credit agreement was amended in order to allow the assignment of one third of the total revolver commitment to Silicon Valley Bank. This amendment also made certain other conforming and related modifications, including changes to the average liquidity requirements.

On January 31, 2013, the WF credit agreement was amended to decrease the line of credit and modify certain covenants. The maximum borrowing amount decreased to the lesser of $55 million or the amount of the monthly borrowing base and will remain at this level for the remaining term of the credit agreement. The average liquidity covenant was eliminated. The fixed charge coverage ratio covenant is applicable only in fiscal quarters in which liquidity is below $16.5 million and decreased from 1.2 to 1.1 for the 12 month period ending on the last day of any fiscal quarter in which the covenant is applicable. The liquidity requirement to avoid triggering mandatory field audits decreased from $20 million to $18.5 million commencing January 31, 2013 and will remain at this level for the remaining term of the credit agreement. Both the fixed charge coverage ratio and liquidity are defined in the WF credit agreement and the January 31, 2013 amendment.

In addition, compliance certificates must be filed monthly if borrowings exceed $15 million, otherwise they are to be filed quarterly. The fixed charge coverage ratio was not applicable for the fourth quarter of fiscal 2013 because our liquidity level exceeded the contractual threshold.

On October 31, 2012, we repaid all outstanding borrowings under the WF credit agreement with $49.5 million of the proceeds from the 4.50% notes. We have letters of credit totaling $1.1 million, reducing the amount available to borrow to $53.9 million at March 31, 2013. As of March 31, 2013, we were in compliance with all covenants and had no outstanding balance on the line of credit.

Credit Suisse Credit Agreement

On July 12, 2007, we refinanced a prior credit facility by entering into a senior secured credit agreement with Credit Suisse providing a $50 million revolving credit facility and a $400 million senior secured term loan. We borrowed $400 million on the term loan to repay all borrowings under a prior credit facility used to fund the Advanced Digital Information Corporation acquisition. We incurred and capitalized $8.1 million of loan fees related to the CS credit agreement which were included in other long-term assets in our Consolidated Balance Sheets. These fees were amortized to interest expense over the respective loan terms. Interest accrued on the term loan at our option based on either, a prime rate plus a margin of 2.5%, or a LIBOR rate plus a margin of 3.5%. During fiscal 2011, we made principal payments of $81.7 million on the CS credit agreement term loan, and in fiscal 2012 we made principal payments of $104.3 million to fully extinguish the term loan and CS credit agreement.

Subordinated Term Loans

On November 15, 2010, we paid $121.7 million plus $1.8 million in accrued and unpaid interest to settle subordinated term loans with EMC International Company. As a result of the voluntary prepayment in full of these term loans, we have satisfied all of our obligations under these loans. We funded this payment using proceeds from the 3.50% convertible subordinated notes.

Loss on Debt Extinguishment

In fiscal 2012, in connection with fully extinguishing the CS term loan and credit agreement on March 29, 2012, we wrote off $2.3 million of unamortized debt costs related to the CS term loan and credit agreement.

In fiscal 2011, in connection with the repayment of our subordinated term loans on November 15, 2010, we wrote off $1.2 million of unamortized debt costs related to these term loans.

Debt Maturities

A summary of the scheduled maturities for our outstanding debt as of March 31, 2013 follows (in thousands):

	Debt Maturity
Fiscal 2014 to fiscal 2015	$ —
Fiscal 2016	135,000
Fiscal 2017	—
Fiscal 2018	70,000
Total as of March 31, 2013	$ 205,000

NOTE 8: RESTRUCTURING CHARGES

Our restructuring actions are steps undertaken to reduce costs in an effort to return to consistent profitability. In fiscal 2013, 2012 and 2011, restructuring actions to consolidate operations supporting our business were the result of strategic management decisions. The following summarizes the type of restructuring expense for fiscal 2013, 2012 and 2011 (in thousands):

	For the year ended March 31,		
	2013	2012	2011
Severance and benefits	$ 8,251	$ 1,585	$ 3,580
Facilities	1,920	345	(538)
Other	—	(300)	602
	$ 10,171	$ 1,630	$ 3,644

Fiscal 2013

Restructuring charges in fiscal 2013 were primarily due to severance and benefits expenses of $8.3 million for positions eliminated in both the U.S. and internationally across most functions of the business. Facility restructuring charges for fiscal 2013 were primarily due to accruing the remaining lease obligation for a vacant facility in the U.S.

Fiscal 2012

Restructuring charges in fiscal 2012 were primarily due to severance and benefits expenses of $1.6 million as a result of strategic management decisions to consolidate operations supporting our business. Most areas of the business, including international operations, were impacted by these restructuring actions. The employees impacted were in our research and development, sales and marketing and service teams. Facility restructuring charges for fiscal 2012 were primarily due to negotiating a lease settlement on a facility vacated in India. The other restructuring reversal for fiscal 2012 was due to actual payments lower than estimated on a supplier relationship exited in fiscal 2011.

Fiscal 2011

Restructuring charges in fiscal 2011 were primarily due to severance and benefits expenses of $3.6 million as a result of strategic management decisions to consolidate operations supporting our business. Most areas of the business, including international operations, were impacted by these restructuring actions. The employees impacted were in our management, sales and marketing, research and development and service teams. The facility reversals in fiscal 2011 were primarily due to negotiating settlements for lease liabilities on two vacated facilities in the U.S. for amounts lower than the outstanding lease contracts. The other restructuring charges were costs from exiting a supplier relationship in fiscal 2011.

The following tables show the activity and the estimated timing of future payouts for accrued restructuring (in thousands):

	Severance and benefits	Facilities	Other	Total
Balance as of March 31, 2010	$ 494	$ 3,301	$ —	$ 3,795
Restructuring costs	3,586	307	602	4,495
Restructuring charge reversal	(6)	(845)	—	(851)
Cash payments	(1,189)	(1,920)	—	(3,109)
Non-cash charges and other	—	—	(302)	(302)
Balance as of March 31, 2011	2,885	843	300	4,028
Restructuring costs	1,864	345	—	2,209
Restructuring charge reversal	(279)	—	(300)	(579)
Cash payments	(3,181)	(748)	—	(3,929)
Assumed restructuring liability	23	—	—	23
Balance as of March 31, 2012	1,312	440	—	1,752
Restructuring costs	8,815	1,920	—	10,735
Restructuring charge reversal	(564)	—	—	(564)
Cash payments	(6,852)	(315)	—	(7,167)
Balance as of March 31, 2013	$ 2,711	$ 2,045	$ —	$ 4,756
Estimated timing of future payouts:				
Fiscal 2014	$ 2,711	$ 310	$ —	$ 3,021
Fiscal 2015 to 2019	—	1,735	—	1,735
	$ 2,711	$ 2,045	$ —	$ 4,756

The $4.8 million restructuring accrual as of March 31, 2013 is comprised of both severance and benefits obligations and facilities obligations. The majority of the severance and benefits obligations are expected to be paid during the first half of fiscal 2014, with the remainder paid in the second half of fiscal 2014. The amounts accrued for vacant facilities will be paid over their respective lease terms, which continue through fiscal 2019.

Additional charges may be incurred in the future related to these restructurings, particularly if the actual costs associated with restructured activities are higher than estimated. Until we achieve sustained profitability, we may incur additional charges in the future related to additional cost reduction initiatives. Future charges that we may incur associated with future cost reductions are not estimable at this time.

NOTE 9: STOCK INCENTIVE PLANS AND SHARE-BASED COMPENSATION

Description of Stock Incentive Plans

2012 Long-Term Incentive Plan

During fiscal 2013, our stockholders approved an amendment to rename the 1993 Long-Term Incentive Plan to the 2012 Long-Term Incentive Plan (the "Plan") and retire the 2003 Nonemployee Directors Equity Incentive Plan, merging it into the Plan and transferring all outstanding shares to the Plan. As part of this amendment our stockholders approved an additional 13.2 million shares for issuance and transferred 2.5 million shares available for issuance from the 1993 Long-Term Incentive Plan and 2003 Nonemployee Directors Equity Incentive Plan as of August 14, 2012. In addition, as of March 31, 2013, 2.4 million shares were transferred to the Plan that otherwise would have been returned to the 1993 Long-Term Incentive Plan or 2003 Nonemployee Directors Equity Incentive Plan after August 14, 2012 in accordance with the amendment. These actions combined to bring the total shares authorized under the Plan to 42.3 million shares. There were 17.5 million shares available for grant, and 24.6 million stock options and restricted shares were outstanding under the Plan as of March 31, 2013, which expire at various times through June 2018.

No stock options were granted in fiscal 2013. Stock options granted in fiscal 2012 and 2011 generally vest over three to four years and have contractual terms of seven years. Stock options under the Plan are granted at prices determined by the Board of Directors, but at not less than the fair market value. The majority of restricted stock units granted to employees vest over two to three years. Stock option and restricted stock grants to nonemployee directors typically vest over one year. Both stock options and restricted stock units granted under the Plan are subject to forfeiture if employment terminates.

Other Stock Incentive Plans

In addition to the Plan, we have other stock incentive plans, including plans assumed in acquisitions, under which stock options, stock appreciation rights, stock purchase rights, restricted stock awards and long-term performance awards to employees, consultants, officers and affiliates were authorized ("Other Plans"). During fiscal 2012, we assumed outstanding unvested options and unvested restricted shares of Pancetera which were exchanged into options and restricted shares of Quantum common stock, respectively, in accordance with the merger agreement. As of June 13, 2011, Pancetera had approximately 0.8 million unvested stock options and 0.5 million unvested restricted shares outstanding. Based on the exchange ratio of 0.2403 calculated in accordance with the formula in the merger agreement, we assumed the outstanding unvested options, which were exercisable for an aggregate of 194,000 shares of Quantum common stock. Based on the relative cash and stock consideration for Pancetera shares per the merger agreement, the unvested restricted shares became 33,000 unvested restricted shares of Quantum common stock and $200,000 in cash held in escrow. The estimated fair value of unvested Pancetera options, unvested restricted shares and cash held in escrow related to future service was recognized over the remaining service period. Service periods were completed in fiscal 2012 and fiscal 2013, and amounts in escrow were released during fiscal 2013 in accordance with the applicable agreements.

Stock options granted and assumed under the Other Plans generally vested over one to four years and expired ten years after the grant date and restricted stock granted under the Other Plans generally vested over one to three years. The Other Plans have been terminated, and outstanding stock options granted and assumed remain outstanding and continue to be governed by the terms and conditions of the respective Other Plan. Stock options and restricted stock granted under the Other Plans are subject to forfeiture if employment terminates. Stock options under the Other Plans were granted at prices determined by the Board of Directors, but at not less than the fair market value and stock options assumed were governed by the acquisition agreement. Stock options under the Other Plans expire at various times through June 2021.

Stock Purchase Plan

We have an employee stock purchase plan (the "Purchase Plan") that allows for the purchase of stock at a 15% discount to fair market value at the date of grant or the exercise date, whichever value is less. The Purchase Plan is qualified under Section 423 of the Internal Revenue Code. Under the Purchase Plan, rights to purchase shares are granted during the second and fourth quarter of each fiscal year. During fiscal 2013, our stockholders approved a 6.0 million share increase to the maximum number of shares that may be issued under the Purchase Plan from 51.8 million shares to 57.8 million shares. As of March 31, 2013, 52.7 million shares had been issued. The Purchase Plan allows a maximum amount of two million shares to be purchased in any six month offering period. Employees purchased 3.8 million shares, 3.0 million shares and 3.2 million shares of common stock under the Purchase Plan in fiscal 2013, 2012 and 2011, respectively. The weighted-average price of stock purchased under the Purchase Plan was $1.17, $1.66 and $1.22 in fiscal 2013, 2012 and 2011, respectively. There were 5.1 million shares available for issuance as of March 31, 2013.

Determining Fair Value

We use the Black-Scholes stock option valuation model for estimating fair value of stock options granted under our plans and rights to acquire stock granted under our Purchase Plan. We amortize the fair value of stock options on a ratable basis over the requisite service periods, which are generally the vesting periods. The expected life of awards granted represents the period of time that they are expected to be outstanding. We determine the expected life based on historical experience with similar awards, giving consideration to the contractual terms, exercise patterns and post-vesting forfeitures. We estimate volatility based on the historical volatility of our common stock over the most recent period corresponding with the estimated expected life of the award. We base the risk-free interest rate used in the Black-Scholes stock option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent term equal to the expected life of the award. We have not paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We use historical data to estimate forfeitures and record share-based compensation for those awards that are expected to vest. We adjust share-based compensation for actual forfeitures.

Stock Options

No stock options were granted in fiscal 2013. The weighted-average estimated fair values and the assumptions used in calculating fair values for stock options granted under the Plan during each fiscal period are as follows:

	For the year ended March 31,		
	2013	2012	2011
Stock option life (in years)	n/a	4.0	4.2
Risk-free interest rate	n/a	1.57%	2.02%
Stock price volatility	n/a	112.33%	106.75%
Weighted-average grant date fair value	n/a	$ 1.91	$ 1.96

The weighted-average fair value of stock options assumed from Pancetera, as well as the weighted-average assumptions used in calculating these values were based on estimates at the acquisition date as follows:

Option life (in years)	5.2
Risk-free interest rate	1.65%
Stock price volatility	100.93%
Weighted-average fair value	$ 2.67

The assumed options have a 10 year contractual life from the original grant date.

Restricted Stock

The fair value of our restricted stock is the intrinsic value as of the grant date.

Stock Purchase Plan

The weighted-average fair values and the assumptions used in calculating fair values during each fiscal period are as follows:

	For the year ended March 31,		
	2013	2012	2011
Option life (in years)	0.50	0.50	0.50
Risk-free interest rate	0.13%	0.06%	0.19%
Stock price volatility	69.73%	70.29%	68.56%
Weighted-average grant date fair value	$ 0.48	$ 0.82	$ 0.72

Share-Based Compensation Expense

The following tables summarize share-based compensation expense (in thousands):

	For the year ended March 31,		
	2013	2012	2011
Share-based compensation expense:			
Cost of revenue	$ 2,389	$ 2,203	$ 1,768
Research and development	3,665	3,250	2,486
Sales and marketing	4,699	4,048	3,121
General and administrative	4,386	4,236	3,046
Total share-based compensation expense	$ 15,139	$ 13,737	$ 10,421

	For the year ended March 31,		
	2013	2012	2011
Share-based compensation by type of award:			
Stock options	$ 1,681	$ 2,622	$ 3,586
Restricted stock	11,630	9,053	5,329
Stock purchase plan	1,828	2,062	1,506
Total share-based compensation expense	$ 15,139	$ 13,737	$ 10,421

The total share-based compensation cost capitalized as part of inventory as of March 31, 2013 and 2012 was not material. During fiscal 2013, 2012 and 2011, no tax benefit was realized for the tax deduction from stock option exercises and other awards due to tax benefit carryforwards and tax ordering requirements.

As of March 31, 2013, there was $1.6 million of total unrecognized compensation cost related to stock options granted under our plans. This unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.9 years. Total intrinsic value of stock options exercised for the years ended March 31, 2013, 2012 and 2011 was $0.3 million, $3.7 million and $8.9 million, respectively. We settle stock option exercises by issuing additional common shares.

As of March 31, 2013, there was $16.8 million of total unrecognized compensation cost related to nonvested restricted stock. The unrecognized compensation cost for restricted stock is expected to be recognized over a weighted-average period of 1.7 years. Total fair value of awards released during the years ended March 31, 2013, 2012 and 2011 was $7.4 million, $9.4 million and $7.5 million, respectively, based on the fair value of our common stock on the date of award release. We issue additional common shares upon vesting of restricted stock units.

Stock Activity

Stock Options

A summary of activity relating to all of our stock option plans is as follows (stock options and intrinsic value in thousands):

	Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of March 31, 2010	31,329	$ 2.40		
Granted	204	2.66		
Exercised	(6,634)	1.90		
Forfeited	(1,747)	2.05		
Expired	(1,072)	5.56		
Outstanding as of March 31, 2011	22,080	2.43		
Granted and assumed	1,619	2.33		
Exercised	(2,982)	1.79		
Forfeited	(619)	1.90		
Expired	(704)	8.25		
Outstanding as of March 31, 2012	19,394	2.32		
Exercised	(379)	0.96		
Forfeited	(406)	2.43		
Expired	(2,559)	3.65		
Outstanding as of March 31, 2013	16,050	$ 2.14	1.95	$ 1,592
Vested and expected to vest at March 31, 2013	15,974	$ 2.14	1.93	$ 1,591
Exercisable as of March 31, 2013	15,200	$ 2.12	1.77	$ 1,558

The following table summarizes information about stock options outstanding and exercisable as of March 31, 2013 (stock options in thousands):

Range of Exercise Prices	Stock Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Stock Options Exercisable	Weighted-Average Exercise Price
$ 0.11 - $ 0.63	182	$ 0.54	5.63	133	$ 0.50
$ 0.77 - $ 0.98	4,644	0.98	2.90	4,639	0.98
$ 1.00 - $ 1.42	655	1.22	2.59	648	1.22
$ 1.52 - $ 2.21	4,344	2.02	0.57	4,342	2.02
$ 2.30 - $ 3.42	3,922	2.90	2.66	3,135	2.98
$ 3.43 - $ 4.00	2,303	3.81	0.95	2,303	3.81
	16,050	$ 2.14	1.95	15,200	$ 2.12

Expiration dates ranged from April 2013 to June 2021 for stock options outstanding at March 31, 2013. Prices for stock options exercised during the three-year period ended March 31, 2013, ranged from $0.11 to $3.86.

Restricted Stock

A summary of activity relating to our restricted stock follows (shares in thousands):

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at March 31, 2010	5,135	$ 1.64
Granted	5,757	1.95
Vested	(3,665)	1.60
Forfeited	(587)	1.45
Nonvested at March 31, 2011	6,640	1.95
Granted and assumed	6,669	3.14
Vested	(3,058)	1.88
Forfeited	(1,390)	2.73
Nonvested at March 31, 2012	8,861	2.75
Granted	5,514	1.98
Vested	(3,566)	2.55
Forfeited	(922)	2.30
Nonvested at March 31, 2013	9,887	$ 2.43

NOTE 10: 401K PLAN

Substantially all of the U.S. employees are eligible to make contributions to our 401(k) savings and investment plan. We typically make discretionary contributions to the plan by matching a percentage of our employees' contributions. Employer contributions were $2.8 million, $3.0 million and $2.6 million in fiscal 2013, 2012 and 2011, respectively.

NOTE 11: INCOME TAXES

Pre-tax income (loss) reflected in the Consolidated Statements of Operations for the years ended March 31, 2013, 2012 and 2011 follows (in thousands):

	For the year ended March 31,		
	2013	2012	2011
U.S.	$ (53,180)	$ (8,589)	$ 271
Foreign	1,922	667	4,283
	$ (51,258)	$ (7,922)	$ 4,554

Income tax provision consists of the following (in thousands):

	For the year ended March 31,		
	2013	2012	2011
Federal:			
Current	$ —	$ —	$ (302)
State:			
Current	231	301	446
Foreign:			
Current	1,090	1,847	74
Deferred	(160)	(1,261)	(205)
Total foreign	930	586	(131)
Income tax provision	$ 1,161	$ 887	$ 13

The income tax provision differs from the amount computed by applying the federal statutory rate of 35% to income (loss) before income taxes as follows (in thousands):

	For the year ended March 31,		
	2013	2012	2011
Expense (benefit) at federal statutory rate	$ (17,940)	$ (2,773)	$ 1,594
State taxes	300	301	380
Unbenefited losses and credits	18,799	3,471	(1,235)
Net release of contingent tax reserves	(130)	(176)	(466)
Other	132	64	(260)
	$ 1,161	$ 887	$ 13

Significant components of deferred tax assets and liabilities are as follows (in thousands):

	As of March 31,	
	2013	2012
Deferred tax assets:		
Inventory valuation method	$ 3,870	$ 6,429
Accrued warranty expense	2,873	3,072
Distribution reserves	1,407	2,377
Loss carryforwards	72,969	54,162
Foreign tax and research and development credit carryforwards	206,764	221,459
Restructuring charge accruals	1,810	710
Other accruals and reserves not currently deductible for tax purposes	34,824	35,177
Depreciation and amortization methods	—	4,824
	324,517	328,210
Less valuation allowance	(269,373)	(252,402)
Deferred tax asset	$ 55,144	$ 75,808
Deferred tax liabilities:		
Depreciation	$ (6,466)	$ —
Acquired intangibles	(2,664)	(10,186)
Tax on unremitted foreign earnings	(15,679)	(15,712)
Other	(29,492)	(49,179)
Deferred tax liability	$ (54,301)	$ (75,077)
Net deferred tax asset	$ 843	$ 731

A reconciliation of the gross unrecognized tax benefits follows (in thousands):

	For the year ended March 31,		
	2013	2012	2011
Beginning balance	$ 32,744	$ 33,012	$ 33,292
Settlement and effective settlements with tax authorities and related remeasurements	(60)	(255)	(357)
Lapse of statute of limitations	(135)	(105)	(228)
Increase in balances related to tax positions taken in prior period	—	92	82
Increases in balances related to tax positions taken during current period	—	—	223
Ending balance	$ 32,549	$ 32,744	$ 33,012

During fiscal 2013, we recorded a net decrease in our unrecognized tax benefits. Including interest and penalties, the total unrecognized tax benefit at March 31, 2013 was $33.5 million, all of which, if recognized, would favorably affect the effective tax rate. At March 31, 2013 accrued interest and penalties totaled $0.9 million. Our practice is to recognize interest and penalties related to income tax matters in income tax provision in the Consolidated Statements of Operations. Unrecognized tax benefits, including interest and penalties, were recorded in other long-term liabilities in the Consolidated Balance Sheets.

We file our tax returns as prescribed by the laws of the jurisdictions in which we operate. Our U.S. tax returns have been audited for years through 2002 by the Internal Revenue Service. In other major jurisdictions, we are generally open to examination for the most recent three to five fiscal years. Although timing of the resolution and closure on audits is highly uncertain, we do not believe it is likely that the unrecognized tax benefits would materially change in the next 12 months.

As of March 31, 2013, we had federal net operating loss and tax credit carryforwards of approximately $252.9 million and $152.4 million, respectively. Our federal net operating loss carryforwards include $33.6 million attributable to excess tax deductions from stock option exercises, and are not included in the deferred tax assets shown above. The benefit of these loss carryforwards will be credited to equity when realized. The net operating loss and tax credit carryforwards expire in varying amounts beginning in fiscal 2014 if not previously utilized, the utilization of which is limited under the tax law ownership change provision. These carryforwards include $15.6 million of acquired net operating losses and $10.8 million of credits.

Certain changes in stock ownership could result in a limitation on the amount of net operating loss and tax credit carryovers that can be utilized each year. Should the company undergo such a change in stock ownership, it could severely limit the usage of these carryover tax attributes against future income, resulting in additional tax charges.

Due to our history of net losses and the difficulty in predicting future results, we believe that we cannot rely on projections of future taxable income to realize the deferred tax assets. Accordingly, we have established a full valuation allowance against our U.S. net deferred tax assets. Significant management judgment is required in determining our deferred tax assets and liabilities and valuation allowances for purposes of assessing our ability to realize any future benefit from our net deferred tax assets. We intend to maintain this valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowance. Our income tax expense recorded in the future will be reduced to the extent that sufficient positive evidence materializes to support a reversal of, or decrease in, our valuation allowance.

NOTE 12: NET INCOME (LOSS) PER SHARE

Equity Instruments Outstanding

We have stock options and restricted stock units granted under various stock incentive plans that, upon exercise and vesting, respectively, would increase shares outstanding. During fiscal 2013, we issued 4.50% convertible subordinated notes which are convertible at the option of the holders at any time prior to maturity into shares of Quantum common stock at a conversion price of $1.65 per share. We also have 3.50% convertible subordinated notes which are convertible at the option of the holders at any time prior to maturity into shares of Quantum common stock at a conversion price of $4.33 per share. Both the 4.50% and the 3.50% notes, if converted, would increase shares outstanding.

On June 23, 2009, we issued a warrant to EMC Corporation to purchase 10 million shares of our common stock at a $0.38 per share exercise price. Only in the event of a change of control of Quantum will this warrant vest and be exercisable. The warrant expires seven years from the date of issuance or three years after change of control, whichever occurs first. Due to these terms, no share-based compensation expense related to this warrant has been recorded to date.

Net Income (Loss) per Share

The following table set forth the computation of basic and diluted net income (loss) per share (in thousands, except per-share data):

	For the year ended March 31,		
	2013	2012	2011
Net income (loss)	$ (52,419)	$ (8,809)	$ 4,541
Weighted average shares and common share equivalents ("CSE"):			
Basic	239,855	232,599	220,888
Dilutive CSE from stock plans	—	—	8,815
Dilutive CSE from purchase plan	—	—	35
Diluted	239,855	232,599	229,738
Basic and diluted net income (loss) per share	$ (0.22)	$ (0.04)	$ 0.02

The computations of diluted net income (loss) per share for the periods presented excluded the following because the effect would have been antidilutive:

- For fiscal 2013, 2012 and 2011, 31.2 million, 31.2 million and 11.6 million weighted equivalent shares, respectively, of the 3.50% convertible subordinated notes were excluded. In addition, for fiscal 2013, 17.6 million weighted equivalent shares of the 4.50% notes were excluded.
- Stock options to purchase 17.3 million, 11.5 million and 10.4 million weighted average shares in fiscal 2013, 2012 and 2011 respectively, were excluded.
- Unvested restricted stock units of 10.1 million, 5.1 million and 49,000 weighted average shares for fiscal 2013, 2012 and 2011, respectively, were excluded.

NOTE 13: COMMITMENTS AND CONTINGENCIES

Lease Commitments

We lease certain facilities under non-cancelable lease agreements and also have equipment leases for various types of office equipment. Some of the leases have renewal options ranging from one to ten years and others contain escalation clauses. These leases are operating leases.

In February 2006, we leased a campus facility in Colorado Springs, Colorado, comprised of three buildings in three separate operating leases with initial terms of five, seven and 15 years. In August 2010, we negotiated lower lease rates and a five year extension on one of the buildings. The future minimum lease payment schedule below includes $26.3 million for this Colorado Springs campus.

Rent expense was $11.5 million in fiscal 2013 and $12.7 million in both fiscal 2012 and 2011. Sublease income was immaterial in fiscal 2013, 2012 and 2011.

Future minimum lease payments are as follows (in thousands):

	Lease Payments
For the year ending March 31,	
2014	$ 10,027
2015	9,507
2016	7,688
2017	5,423
2018	5,219
Thereafter	13,415
	$ 51,279

Commitments to Purchase Inventory

We use contract manufacturers for certain manufacturing functions. Under these arrangements, the contract manufacturer procures inventory to manufacture products based upon our forecast of customer demand. We are responsible for the financial impact on the contract manufacturer of any reduction or product mix shift in the forecast relative to materials that the contract manufacturer had already purchased under a prior forecast. Such a variance in forecasted demand could require a cash payment for finished goods in excess of current customer demand or for costs of excess or obsolete inventory. As of March 31, 2013 and 2012, we had issued non-cancelable purchase commitments for $22.3 million and $34.3 million, respectively, to purchase finished goods from our contract manufacturers.

Legal Proceedings

Overland

On June 28, 2012, Overland Storage, Inc. ("Overland") filed a patent infringement lawsuit against Quantum in the U.S. District Court for the Southern District of California, alleging that certain of its automated tape libraries fall within the scope of patents 6,328,766 and 6,353,581. Overland is seeking injunctive relief, as well as the recovery of unspecified monetary damages, including treble damages for willful infringement. We do not believe we infringe the Overland patents and we will defend ourselves vigorously. We do not believe there is a reasonable possibility that we will pay material damages related to this lawsuit.

On August 28, 2012, we filed a lawsuit against Overland in the U.S. District Court for the Southern District of California, for patent infringements of our patents 6,542,787; 6,498,771; 5,925,119 and 5,491,812 by the products in Overland's NEO tape library and SnapServer product lines. We are seeking injunctive relief and the recovery of monetary damages.

On April 12, 2013, we filed a lawsuit against Overland in the U.S. District Court for the Southern District of California, for patent infringements of our patent 7,263,596 by the products in Overland's SnapScale product lines. We are seeking injunctive relief and the recovery of monetary damages.

Compression Technology Solutions

On September 12, 2011, Compression Technology Solutions LLC ("CTS") filed a patent infringement lawsuit against a group of companies, consisting of Quantum, CA., Inc., EMC Corporation, Hewlett-Packard Company, International Business Machines Corp., NetApp, Inc. and Quest Software, Inc., in the U.S. District Court for the Eastern District of Missouri, alleging that certain unspecified products of the defendants, characterized as "deduplication software systems," and, in the case of Quantum, including Quantum's "DXi Series Deduplication software," fall within the scope of patent 5,414,650. CTS was seeking injunctive relief, as well as the recovery of monetary damages, including treble damages for willful infringement. We do not believe we infringe the CTS patent; we believe that the CTS patent is invalid, and we defended ourselves vigorously. In April 2012, our motion to transfer venue was granted and the lawsuit was transferred to the U.S. District Court for the Northern District of California. On May 29, 2013, our motion for summary judgment was granted, with all of the asserted claims held invalid by the District Court, and the lawsuit against Quantum and the other defendants has been dismissed with prejudice.

Indemnifications

We have certain financial guarantees, both express and implied, related to product liability and potential infringement of intellectual property. Other than certain product liabilities recorded as of March 31, 2013 and 2012, we did not record a liability associated with these guarantees, as we have little or no history of costs associated with such indemnification requirements. Contingent liabilities associated with product liability may be mitigated by insurance coverage that we maintain.

In the normal course of business to facilitate transactions of our services and products, we indemnify certain parties with respect to certain matters. We have agreed to hold certain parties harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, we have entered into indemnification agreements with our officers and directors, and our bylaws contain similar indemnification obligations to our agents.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of our indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by us under these agreements have not had a material impact on our operating results, financial position or cash flows.

NOTE 14: GEOGRAPHIC AND CUSTOMER INFORMATION

Revenue, attributed to regions based on the location of customers, and long-lived assets, comprised of property and equipment, by region were as follows (in thousands):

	As of and for the year ended March 31,					
	2013		2012		2011	
	Revenue	Long-Lived Assets	Revenue	Long-Lived Assets	Revenue	Long-Lived Assets
Americas	$ 378,623	$ 20,182	$ 411,517	$ 23,738	$ 430,125	$ 23,596
Europe	151,700	756	177,661	1,030	179,519	787
Asia Pacific	57,249	518	63,192	672	62,626	597
	$ 587,572	$ 21,456	$ 652,370	$ 25,440	$ 672,270	$ 24,980

No customer accounted for 10% or more of our revenue in fiscal 2013 and 2012. Dell accounted for $68.7 million and 10% of revenue in fiscal 2011.

Following are revenues attributable to each of our product groups, services and royalties (in thousands):

	For the year ended March 31,		
	2013	2012	2011
Disk systems and software solutions	$ 124,074	$ 119,044	$ 110,678
Tape automation systems	206,112	245,030	254,153
Devices and media	68,857	87,266	92,072
Service	144,037	144,364	151,095
Royalty	44,492	56,666	64,272
Total revenue	$ 587,572	$ 652,370	$ 672,270

NOTE 15: UNAUDITED QUARTERLY FINANCIAL DATA

	For the year ended March 31, 2013			
(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenue	$ 140,879	$ 147,340	$ 159,395	$ 139,958
Gross margin	55,795	59,224	68,028	57,604
Net loss	(17,498)	(12,268)	(8,146)	(14,507)
Basic and diluted net loss per share	(0.07)	(0.05)	(0.04)	(0.06)

	For the year ended March 31, 2012			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenue	$ 153,535	$ 165,039	$ 173,492	$ 160,304
Gross margin	63,262	71,611	73,717	65,245
Net income (loss)	(5,226)	3,561	3,914	(11,058)
Basic and diluted net income (loss) per share	(0.02)	0.01	0.02	(0.05)

NOTE 16: SUBSEQUENT EVENT

On May 8, 2013, we entered into an intellectual property agreement with Microsoft Corporation ("Microsoft"). Under this agreement, the parties each provide the other with broad patent protection across their respective product lines. In addition, Microsoft agreed to make a one-time cash payment of $15 million to Quantum, which will be recorded as royalty revenue during the first quarter of fiscal 2014.

SCHEDULE II

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

Allowance for doubtful accounts (in thousands):

	Balance at beginning of period	Net additions (releases) charged to expense	Deductions (i)	Balance at end of period
For the year ended:				
March 31, 2013	$ 217	$ 3	$ (158)	$ 62
March 31, 2012	403	(125)	(61)	217
March 31, 2011	798	(502)	107	403

(i) Uncollectible accounts written off, net of recoveries.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Attached as exhibits to this Annual Report on Form 10-K are certifications of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), which are required pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This "Controls and Procedures" section of this Annual Report on Form 10-K includes information concerning the controls and controls evaluation referenced in the certifications. This section of the Annual Report on Form 10-K should be read in conjunction with the certifications and the report of PricewaterhouseCoopers LLP as described below for a more complete understanding of the matters presented.

Evaluation of Disclosure Controls and Procedures

We evaluated the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this Annual Report on Form 10-K. This control evaluation was performed under the supervision and with the participation of management, including our CEO and CFO. Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified by the SEC. Disclosure controls are also designed to ensure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Based on the controls evaluation, our CEO and CFO have concluded that as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls were effective.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2013 based on the guidelines established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2013 to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, has issued an attestation report regarding its assessment of the Company's internal control over financial reporting as of March 31, 2013, as set forth at the beginning of Part II, Item 8 of this Annual Report on Form 10-K.

Limitations on Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There was no change in our internal control over financial reporting during the fourth quarter of fiscal 2013 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item with respect to our directors, audit committee and audit committee financial expert is incorporated by reference to the information set forth in our proxy statement for the 2013 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2013. For information pertaining to our executive officers, refer to the "Executive Officers of Quantum Corporation" section of Part I, Item 1 of this Annual Report on Form 10-K.

We have adopted a code of ethics that applies to our principal executive officer and all members of our finance department, including the principal financial officer and principal accounting officer. This code of ethics is posted on our website. The Internet address for our website is: http://www.quantum.com, and the code of ethics may be found by clicking "About Us" from the home page and then choosing "Corporate Governance." Copies of the code are available free upon request by a stockholder.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, at the address and location specified above.

We have adopted Corporate Governance Principles, which are available on our website at http://www.quantum.com, where they may be found by clicking "About Us" from the home page and then choosing "Corporate Governance." Copies of our Corporate Governance Principles are available free upon request by a stockholder. The charters of our Audit Committee, Leadership and Compensation Committee and Corporate Governance and Nominating Committee are also available on our website at http://www.quantum.com, where they may be found by clicking "About Us" from the home page and then choosing "Corporate Governance." Copies of these committee charters are available free upon request by a stockholder.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2013 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2013.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following discloses our equity compensation plan information (securities in thousands):

	Year ended March 31, 2013		
	(a) Number of securities to be issued upon exercise of outstanding stock options, warrants and rights	Weighted-average exercise price of outstanding stock options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
Equity compensation plans approved by stockholders [1]	24,581	$ 1.31	19,610
Equity compensation plans not approved by stockholders [2], [3]	1,356	$ 1.53	—
	25,937	$ 1.32	19,610

(1) Included in the stockholder approved plans are 9.9 million restricted stock units with a zero purchase price. The weighted average exercise price of outstanding stock options for stockholder approved plans is $2.20.

(2) Advanced Digital Information Corporation's 1999 Stock Incentive Compensation Plan was assumed by Quantum on August 22, 2006 according to the terms detailed in the Agreement and Plan of Merger dated May 2, 2006 ("Merger Agreement"). Outstanding stock options granted under this plan continue to be governed by the terms and conditions of this plan; however, the number of stock options and exercise prices of the outstanding stock options were changed in accordance with the formula in the Merger Agreement for the right to purchase Quantum common stock.

(3) The Pancetera 2008 Stock Incentive Compensation Plan was assumed by Quantum on June 13, 2011 according to the terms detailed in the Agreement and Plan of Merger dated June 13, 2011 ("Pancetera Merger Agreement"). Outstanding stock options and restricted shares granted under this plan continue to be governed by the terms and conditions of this plan; however, the number of stock options and restricted shares and exercise prices of the outstanding stock options were changed in accordance with the formula in the Pancetera Merger Agreement for the right to purchase Quantum common stock.

We also have an employee stock purchase plan with 5.1 million shares available for issuance that has been approved by stockholders.

The remaining information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2013 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2013.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2013 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2013.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2013 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2013.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Upon written request, we will provide, without charge, a copy of our Annual Report on Form 10-K, including the Consolidated Financial Statements, financial statement schedules and any exhibits for our most recent fiscal year. All requests should be sent to:

Investor Relations
Quantum Corporation
1650 Technology Drive, Suite 800
San Jose, California 95110
(408) 944-4450

(a) The following documents are filed as a part of this Report:

1. **Financial Statements**—Our Consolidated Financial Statements are listed in the Index to Consolidated Financial Statements.

2. **Financial Statement Schedules** — Our consolidated valuation and qualifying accounts (Schedule II) financial statement schedule is listed in the Index to Consolidated Financial Statements. All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the notes hereto.

(b) Exhibits

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
2.1	Agreement and Plan of Merger by and between Registrant, Pancetera Software, Inc., Quarry Acquisition Corporation and Henrik Rosendahl as the stockholder representative, dated June 13, 2011.	10-Q	001-13449	10.8	August 9, 2011
3.1	Amended and Restated Certificate of Incorporation of Registrant.	8-K	001-13449	3.1	August 16, 2007
3.2	Amended and Restated By-laws of Registrant, as amended.	8-K	001-13449	3.1	December 5, 2008
3.3	Certificate of Designation of Rights, Preferences and Privileges of Series B Junior Participating Preferred Stock.	S-3	333-109587	4.7	October 9, 2003
3.4	Certification of Amendment to the Bylaws of Quantum Corporation, as adopted on January 20, 2010.	8-K	001-13449	3.1	January 26, 2010
4.1	Indenture for 3.50% Convertible Senior Subordinated Notes due 2015, between the Registrant and U.S. Bank National Association, as trustee, dated November 15, 2010, including the form of 3.50% Convertible Senior Subordinated Note due 2015.	8-K	001-13449	4.1	November 15, 2010
4.2	Indenture for 4.50% Convertible Senior Subordinated Notes due 2017, between the Registrant and U.S. Bank National Association, as trustee, dated October 31, 2012, including the form of 4.50% Convertible Senior Subordinated Note due 2017.	8-K	001-13449	4.1	October 31, 2012
10.1	Form of Indemnification Agreement between Registrant and the Named Executive Officers and Directors. *	8-K	001-13449	10.4	April 4, 2007
10.2	Chief Executive Change of Control Agreement between Registrant and Jon W. Gacek. *	8-K	001-13449	10.3	April 5, 2011
10.3	Form of Officer Change of Control Agreement between Registrant and each of Registrant's Executive Officers (Other than the Executive Chairman and the CEO). *	8-K	001-13449	10.5	April 5, 2011
10.4	Form of Amended and Restated Director Change of Control Agreement between Registrant and the Directors (Other than the Executive Chairman and the CEO). *	8-K	001-13449	10.2	May 10, 2011
10.5	Quantum Corporation 2012 Long-Term Incentive Plan. *	8-K	001-13449	10.1	August 21, 2012
10.6	Form of Restricted Stock Unit Agreement (U.S. Employees), under the Quantum Corporation 2012 Long-Term Incentive Plan. *	10-Q/A	001-13449	10.2	February 15, 2013
10.7	Form of Restricted Stock Unit Agreement (Non-U.S. Employees), under the Quantum Corporation 2012 Long-Term Incentive Plan. *	10-Q/A	001-13449	10.3	February 15, 2013
10.8	Form of Restricted Stock Unit Agreement (Directors), under the Quantum Corporation 2012 Long-Term Incentive Plan. *	10-Q/A	001-13449	10.4	February 15, 2013
10.9	Quantum Corporation Employee Stock Purchase Plan. *	8-K	001-13449	10.2	August 21, 2012
10.10	Quantum Corporation Executive Officer Incentive Plan. *	8-K	001-13449	10.3	August 21, 2012
10.11	Advanced Digital Information Corporation Amended and Restated 1999 Stock Incentive Plan. *	S-8	001-13449	4.4	August 25, 2006
10.12	Employment Offer Letter, dated March 31, 2011, between Registrant and Jon W. Gacek. *	8-K	001-13449	10.1	April 5, 2011
10.13	Amendment to Employment Offer Letter between Registrant and Jon W. Gacek. *	10-Q	001-13449	10.1	February 8, 2013
10.14	Employment Offer Letter, dated August 31, 2006, between Registrant and William C. Britts. *	8-K	001-13449	10.1	September 7, 2006

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
10.15	Amendment to Employment Offer Letter between Registrant and William C. Britts. *	10-Q	001-13449	10.6	November 7, 2008
10.16	Amendment to Employment Offer Letter between Registrant and William C. Britts. *	10-Q	001-13449	10.3	February 5, 2010
10.17	Offer Letter, dated May 25, 2007, between Registrant and Joseph A. Marengi. *	8-K	001-13449	10.1	May 25, 2007
10.18	Offer Letter of Mr. David A. Krall, dated August 11, 2011. *	8-K	001-13449	10.1	August 22, 2011
10.19	Offer Letter, dated May 2, 2011, between Registrant and David E. Roberson. *	8-K	001-13449	10.1	May 10, 2011
10.20	Offer Letter, dated August 20, 2007, between Registrant and Paul Auvil. *	8-K	001-13449	10.1	August 29, 2007
10.21	Credit Agreement, dated March 29, 2012, by and among the Registrant, Wells Fargo Capital Finance, LLC, as Administrative Agent, and the Lenders party thereto.	10-K	001-13449	10.22	June 14, 2012
10.22	Security Agreement, dated March 29, 2012, among the Registrant and Wells Fargo Capital Finance, LLC.	8-K	001-13449	10.2	April 2, 2012
10.23	First Amendment to Credit Agreement, dated June 28, 2012, among Registrant, the lenders identified therein, and Wells Fargo Capital Finance, LLC, as the administrative agent for the lenders.	8-K	001-13449	10.1	June 28, 2012
10.24	Fourth Amendment to Credit Agreement and First Amendment to Security Agreement, dated January 31, 2013, among Registrant, the lenders identified therein, and Wells Fargo Capital Finance, LLC, as the administrative agent for the lenders.	8-K	001-13449	10.1	February 6, 2013
10.25	Agreement for Purchase and Sale of Real Property, dated as November 18, 2005, among Registrant, SELCO Service Corporation and CS/Federal Drive LLC, as amended by Amendments 1 through 6.	8-K	001-13449	10.1	February 10, 2006
10.26	Lease Agreement, dated February 6, 2006, between Registrant and CS/Federal Drive AB LLC (for Building A).	8-K	001-13449	10.2	February 10, 2006
10.27	Lease Agreement, dated February 6, 2006, between Registrant and CS/Federal Drive AB LLC (for Building B).	8-K	001-13449	10.3	February 10, 2006
10.28	Lease Agreement, dated February 6, 2006, between Registrant and CS/Federal Drive AB LLC (for Building C).	8-K	001-13449	10.4	February 10, 2006
10.29	Patent Cross License Agreement, dated February 27, 2006, between Registrant and Storage Technology Corporation.	8-K	001-13449	10.1	March 3, 2006
10.30	Tax Sharing and Indemnity Agreement by and among Registrant, Maxtor Corporation and Insula Corporation, dated April 2, 2001.	8-K	001-13449	10.1	December 29, 2004
10.31	Mutual General Release and Global Settlement Agreement, dated as of December 23, 2004, between Maxtor Corporation and Registrant.	10-Q	001-13449	10.4	February 2, 2005
10.32	Warrant Purchase Agreement, dated as of June 3, 2009, by and between Quantum Corporation and EMC Corporation.	8-K	001-13449	10.1	June 9, 2009
10.33	First Amendment to the Purchase Agreement, dated as of June 17, 2009, by and between Quantum Corporation and EMC Corporation.	8-K	001-13449	10.1	June 23, 2009
10.34	Agreement, dated as of May 13, 2013, by and among Registrant, Starboard Value LP, and certain of its affiliates.	8-K	001-13449	10.1	May 14, 2013
12.1	Ratio of Earnings to Fixed Charges. ‡				

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
21	Quantum Subsidiaries. ‡				
23	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP. ‡				
24	Power of Attorney (see signature page).				
31.1	Certification of the Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002. ‡				
31.2	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002. ‡				
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley act of 2002. †				
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley act of 2002. †				
101.INS	XBRL Instance Document. ††				
101.SCH	XBRL Taxonomy Extension Schema Document. ††				
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. ††				
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. ††				
101.LAB	XBRL Taxonomy Extension Label Linkbase Document. ††				
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. ††				

* Indicates management contract or compensatory plan, contract or arrangement.

‡ Filed herewith.

† Furnished herewith.

†† XBRL (Extensible Business Reporting Language) information is furnished and not filed herewith, is not a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANTUM CORPORATION

/s/ LINDA M. BREARD

Linda M. Breard
Chief Financial Officer
(Principal Financial and Chief Accounting Officer)
Date: June 7, 2013

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jon W. Gacek and Linda M. Breard, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons in the capacities and on June 7, 2013.

Signature	Title
/s/ JON W. GACEK Jon W. Gacek	Director, President and Chief Executive Officer (Principal Executive Officer)
/s/ LINDA M. BREARD Linda M. Breard	Chief Financial Officer (Principal Financial and Chief Accounting Officer)
/s/ PAUL R. AUVIL III Paul R. Auvil III	Director
/s/ MICHAEL A. BROWN Michael A. Brown	Director
/s/ THOMAS S. BUCHSBAUM Thomas S. Buchsbaum	Director
/s/ ELIZABETH A. FETTER Elizabeth A. Fetter	Director
/s/ DAVID A. KRALL David A. Krall	Director
/s/ JOSEPH A. MARENGI Joseph A. Marengi	Director
/s/ DAVID E. ROBERSON David E. Roberson	Director
/s/ JEFFREY C. SMITH Jeffrey C. Smith	Director

CERTIFICATION PURSUANT TO SECTION 302(a)
OF THE SARBANES-OXLEY ACT OF 2002

I, Jon W. Gacek, certify that:

1) I have reviewed this annual report on Form 10-K of Quantum Corporation;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15 (f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 7, 2013

/s/ JON W. GACEK

Jon W. Gacek
President and Chief Executive Officer
(Principal Executive Officer)

CERTIFICATION PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Linda M. Breard, certify that:

1) I have reviewed this annual report on Form 10-K of Quantum Corporation;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15 (f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 7, 2013

/s/ LINDA M. BREARD

Linda M. Breard
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Jon W. Gacek, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Quantum Corporation, on Form 10-K for the year ended March 31, 2013 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Quantum Corporation.

Date: June 7, 2013

QUANTUM CORPORATION

/s/ JON W. GACEK

Jon W. Gacek
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Linda M. Breard, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Quantum Corporation, on Form 10-K for the year ended March 31, 2013 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Quantum Corporation.

Date: June 7, 2013

QUANTUM CORPORATION

/s/ LINDA M. BREARD

Linda M. Breard
Chief Financial Officer
(Principal Financial Officer)

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BE CERTAIN

Quantum.

Quantum Corporation
1650 Technology Drive, Suite 700
San Jose, CA 95110 U.S.A.

www.quantum.com